

Cultivating Performance

Notice of Annual General Meeting of Shareholders and Management Proxy Circular

Annual General Meeting
Friday, May 11, 2012

CULTIVATING
PERFORMANCE
DELIVERING
VALUE

Agrium®

MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the "**Circular**") solicits proxies for use at the Annual General Meeting, and any adjournment thereof (the "**Meeting**"), of the holders (the "**Shareholders**" or "**you**") of the common shares (the "**Common Shares**") of Agrium Inc. (the "**Corporation**", "**Agrium**" or "**we**") to be held on May 11, 2012, at the principal office of the Corporation, Agrium Place, Main Floor Rotunda, 13131 Lake Fraser Drive S.E., Calgary, Alberta at 11:00 a.m. (Calgary time) for the purposes set forth in the accompanying notice of meeting (the "**Notice of Meeting**").

SECTION ONE: VOTING MATTERS

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We had 157,844,710 Common Shares outstanding as of March 23, 2012 (the "**Record Date**"). **Only Shareholders of record as of the close of business on the Record Date are entitled to attend and vote at the Meeting**. At the Meeting, upon a show of hands, each of you present in person or by proxy shall have one vote, subject to certain restrictions on a proxyholder to vote by show of hands if he or she has conflicting instructions. On a poll or ballot, each of you present in person or by proxy has one vote for each Common Share of which you are the registered holder. Each of you present in person or by proxy may demand a ballot either before or after any vote by show of hands.

As of the Record Date, to our knowledge, there are no Shareholders that beneficially own, directly or indirectly, or control or direct, Common Shares carrying more than 10% of the votes attached to the Common Shares that may be voted at the Meeting.

Quorum

A quorum is present at the Meeting if holders of 10% of the Common Shares are present in person or by proxy. If a quorum is present at the opening of the Meeting, Shareholders present may proceed with the business of the Meeting even if a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

PROXIES

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. As well as the solicitation of proxies by the mailing of this Circular, directors, officers and employees of the Corporation may solicit proxies personally, by telephone or by other means of communication. All costs of the solicitation and costs incurred in the preparation and mailing of the form of proxy (the "**Proxy**") (in the form accompanying this Circular), Notice of Meeting and this Circular will be borne by us.

Solicitation of Proxies

Those Shareholders who desire to be represented at the Meeting by Proxy must ensure that their Proxy is received by Canadian Stock Transfer Company Inc., Administrative Agent for CIBC Mellon Trust Company at the address shown on the accompanying envelope not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. The Proxy must be executed by the registered Shareholder or his, her or its attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal or by an authorized officer or attorney thereof.

The persons named in the enclosed Proxy are directors or executive officers of the Corporation. You have the right to appoint another person (who need not be a Shareholder) to represent you at the Meeting.

To do so insert the name of that person in the space provided in the Proxy and strike out the other names, or complete and submit another appropriate form of proxy, and in either case deposit such proxy with the Corporation at the place and within the time specified above for the deposit of proxies.

Revocability of Proxy

You may revoke a submitted Proxy at any time prior to its use. In addition to revoking your Proxy in any other manner permitted by law, you may revoke your Proxy by instrument in writing executed by you or your authorized attorney or, if the Shareholder is a corporation, under its corporate seal or by an authorized officer or attorney thereof, and deposited either at our head office at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8 (Attention: Corporate Secretary) at any time up to and including the last business day before the Meeting, or with the Chair prior to the commencement of the Meeting. If you are a non-registered shareholder, please contact your nominee for instructions on how to revoke your voting instructions. See "Advice to Beneficial Holders of Securities" (below).

Exercise of Discretion by Proxy

The persons named in the Proxy must vote or withhold from voting in accordance with your instructions on the Proxy. **If you do not provide instructions in your Proxy, the persons named in the Proxy will vote your Common Shares FOR the matters to be acted on at the Meeting. The persons named in the Proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting and the persons named in the Proxy will vote on such matters in accordance with their best judgment. As at the time this Circular was printed, the Corporation did not know of any such amendment, variation or other matter.**

Advice to Beneficial Holders of Securities

In many cases, Common Shares beneficially owned by a person (each, a "**Beneficial Shareholder**") are held through a bank, trust company, securities broker, clearing agency or other nominee. Common Shares held in the name of a nominee can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, nominees are prohibited from voting Common Shares on behalf of Beneficial Shareholders.

Nominees are required to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every nominee has its own procedures which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. If you are a Beneficial Shareholder, please contact your nominee for instructions in this regard.

SECTION TWO: MATTERS TO BE ACTED UPON AT THE MEETING

FINANCIAL STATEMENTS

Our audited consolidated financial statements for the year ended December 31, 2011 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of our 2011 Annual Report. Copies of the 2011 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the Meeting. The full text of the 2011 Annual Report is available on our web site at www.agrium.com and has been filed with the U.S. Securities and Exchange Commission ("**SEC**") and the Canadian securities regulatory authorities.

ELECTION OF DIRECTORS

Our nominees for election as directors are set out below. If elected, each will serve until the earlier of our next annual meeting or until his or her successor is elected or appointed.

The Proxy permits you to vote in favour of all of our nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees. Unless instructed otherwise, persons named in the Proxy will vote FOR the election of all of our nominees as directors.

Majority Voting Policy

The Board of Directors (the "**Board**") adopted a Directors Majority Voting Policy in 2007, pursuant to which, in an uncontested election of directors, if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders in his or her favour, that director will tender his or her resignation to the Board Chair, to be effective upon acceptance by the Board. The Corporate Governance & Nominating Committee will expeditiously consider the director's offer to resign and make a recommendation to the Board whether to accept it. The Board will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance & Nominating Committee at which the resignation is considered. This policy has been codified in the Corporate Governance Guidelines which can be found on our web site under "Governance" at www.agrium.com. This policy does not apply in circumstances involving contested director elections.

The Corporation will file the complete voting results regarding all items of business conducted at the Meeting on SEDAR (at www.sedar.com), including the number of votes cast **FOR** and **WITHHELD** from each individual director.

Nominees for Election to the Board

We believe that each nominee will be able to serve as a director. If, for any reason, any nominee is unavailable to serve, the persons named in the Proxy will be able to vote in their discretion for any substitute nominee or nominees.

All of the eleven nominees proposed for election to the Board are currently directors of the Corporation.

Name	Principal Occupation and Full Biography
Dr. Ralph S. Cunningham, 71 Ph.D. (Engineering) Houston, Texas, U.S.A. (Director since December 12, 1996)  **Other Public Directorships** • Cenovus Energy Inc., an energy company (TSX, NYSE) • Enterprise Products Holdings, LLC, the general partner of Enterprise Products Partners L.P., a midstream energy partnership (NYSE) • TETRA Technologies, Inc., an oil and gas services company (NYSE)	Dr. Cunningham is the Board Chair of Enterprise Products Holdings, LLC (having been elected in November 2010), the general partner of Enterprise Products Partners L.P. (EPP), a publicly traded midstream energy partnership, and the Board Chair of TETRA Technologies, Inc., a publicly traded oil and gas services company. He is a former director and the former President and Chief Executive Officer of EPE Holdings, LLC from August 2007 to November 2010, the general partner of Enterprise GP Holdings L.P. (EPE), a publicly traded midstream energy holding partnership (EPE having been acquired by EPP in November 2010). Dr. Cunningham formerly served as a director of Enterprise Products GP, LLC (EPGP) from February 2006 to May 2010, having previously served as a director of EPGP from April 1998 to March 2005. In addition, Dr. Cunningham served as Group Executive Vice President and Chief Operating Officer of EPGP from December 2005 to August 2007 and Interim President and Interim Chief Executive Officer of EPGP from June 2007 to August 2007. Dr. Cunningham also formerly served as a director of DEP Holdings, LLC from August 2007 to May 2010, the general partner of Duncan Energy Partners L.P., a publicly traded midstream energy services partnership, and as a former director of LE GP, LLC from December 2009 to November 2010, the general partner of Energy Transfer Equity, L.P., a publicly traded midstream energy partnership. Dr. Cunningham is a former director of Encana Corporation (an energy company), former Board Chair and director of Texas Eastern Products Pipeline Company, LLC (the general partner of TEPPCO Partners L.P. (an energy transportation partnership)), former Chief Executive Officer of CITGO Petroleum Corporation (an energy company), former Vice Chairman of Huntsman Corporation (a chemical company), former President of Texaco Chemical Company (an energy company), former Chairman and Chief Executive Officer of Clark Oil Refining Corporation (an energy company), former President of Tenneco Oil Processing and Marketing (an energy company), and has held a number of supervisory and management positions at Exxon Company (an energy company). Dr. Cunningham is also a former Advisory Director of Pilko & Associates, a consulting firm specializing in environmental, health & safety governance and management systems. ——————————— Independent Director. Member of the Human Resources & Compensation Committee. Member of the Corporate Governance & Nominating Committee.
Mr. Russell K. Girling, 49 B. Comm., M.B.A. (Finance) Calgary, Alberta, Canada (Director since May 9, 2006)  **Other Public Directorships** • TransCanada Corporation, a diversified energy and pipeline company (TSX, NYSE)	Mr. Girling is a Director, and the President and Chief Executive Officer of TransCanada Corporation, a diversified energy and pipeline company (having been appointed in July 2010), and the former Chief Operating Officer of TransCanada Corporation. Mr. Girling is a former Chairman of the Interstate Natural Gas Association of America (INGAA) and the Natural Gas Council (NGC), and a former director of the Canadian Energy Pipeline Association (CEPA). Mr. Girling is the former Board Chair and Chief Executive Officer of TC Pipelines GP, Inc., (the general partner of TC Pipelines, L.P. (a pipeline limited partnership)), a former Board Chair of TransCanada Power, L.P. (now EPCOR Power L.P.), and a former director of Bruce Power Inc. (a nuclear power company). Mr. Girling was previously President, Pipelines, of TransCanada Corporation, President of TransCanada Gas Services, a division of TransCanada Corporation, Executive Vice President, Power of TransCanada Energy, and Executive Vice President, Corporate Development and Chief Financial Officer of TransCanada Corporation. Mr. Girling is also a former director of the Alberta Children's Hospital Fund. ——————————— Independent Director. Member of the Audit Committee. Member of the Human Resources & Compensation Committee.

Name	Principal Occupation and Full Biography
Dr. Susan A. Henry, 65 B.Sc. (Zoology), Ph.D. (Genetics) Ithaca, New York, U.S.A. (Director since September 27, 2001)  **Other Public Directorships** • Seneca Foods Corporation, a food processing company (NASDAQ) • Tompkins Financial Corporation, a financial holding company (NYSE-AMEX)	Dr. Henry is a Professor of Molecular Biology and Genetics and Dean Emerita of the College of Agriculture and Life Sciences at Cornell University in Ithaca, New York. Dr. Henry previously served as Dean of the Mellon College of Science at Carnegie Mellon University in Pittsburgh, PA. She is a Fellow of the American Association for the Advancement of Science since 1994, a Fellow of the American Academy of Microbiology since 1993, and is a member of the New York Governor's Food Policy Council. Dr. Henry previously served on the National Research Council Committee on Science and Technology to Support Health Care, Sustainability and Other Aspects of Development Assistance, and as past Chair of the National Institute of Health Advisory Committee on Research on Minority Health. Dr. Henry received her Ph.D. in genetics from the University of California at Berkeley. ——————————— Independent Director. Chair of the Environment, Health, Safety & Security Committee. Member of the Corporate Governance & Nominating Committee.
Mr. Russell J. Horner, 62 B.Sc. (Chem) Vancouver, British Columbia, Canada (Director since September 29, 2004)  **Other Public Directorships** None	Mr. Horner is a Corporate Director. He is the former President and Chief Executive Officer of Catalyst Paper Corporation (a forest products and paper company), a former Chief Operating Officer, Australasia, Fletcher Challenge Paper Division, Fletcher Challenge Limited (a forest products and paper company), and a former Managing Director of Australian Newsprint Mills Ltd. (a newsprint company). He is a former Board member of the Pulp and Paper Research Institute of Canada, a former member of the Board of Directors of the World Wildlife Fund Canada, and a former member of the Advisory Board of Factory Mutual Insurance Company (an insurance company). He is past Chair of the Forest Products Association of Canada, past Chair of the Pulp and Paper Manufacturers Federation of Australia, a past Chair of the Commonwealth's Wood and Paper Industry Forum (Australia), and a past Chair of the Co-operative Research Corporation for Hardwoods (Australia). Mr. Horner has attended the Advanced Management Programs at Harvard Business School and at Auckland University. ——————————— Independent Director. Chair of the Corporate Governance & Nominating Committee. Member of the Human Resources & Compensation Committee. Member of the Environment, Health, Safety & Security Committee.
Mr. David J. Lesar, 58 B.Sc., M.B.A., C.P.A. Dubai, United Arab Emirates (Director since May 12, 2010)  **Other Public Directorships** • Halliburton Company, a global oilfield service company (NYSE)	Mr. Lesar is, and has been since 2000, the Chairman of the Board of Directors and President and Chief Executive Officer of Halliburton Company (a global oilfield service company). Mr. Lesar serves on the Board of Directors of the American Petroleum Institute, and is a former director of Lyondell Chemical Company (a chemical manufacturing company), and Mirant Corporation (a power company). ——————————— Independent Director. Member of the Audit Committee. Member of the Environment, Health, Safety & Security Committee.

Name	Principal Occupation and Full Biography
Mr. John E. Lowe, 53 B.Sc. (Finance & Accounting) Houston, Texas, U.S.A. (Director since May 12, 2010)  **Other Public Directorships** • DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, L.P., a midstream energy partnership (NYSE)	Mr. Lowe is currently Assistant to the Chief Executive Officer of ConocoPhillips (an integrated energy company), after having been Executive Vice President of Exploration & Production from September 2007 to October 2008, Executive Vice President of Commercial from April 2006 to September 2007, Executive Vice President of Planning, Strategy and Corporate Affairs from August 2002 to April 2006, and has held various executive and managerial positions with ConocoPhillips for more than 25 years. He is currently a director of DCP Midstream, LLC (a midstream energy company), and a former director of Chevron Phillips Chemical Co. LLC (a global petrochemicals company). Mr. Lowe is a member of the Board of Trustees for the Houston Museum of Natural Science, is on the Texas Children's Hospital West Campus Advisory Council, and is a former director of the National Association of Manufacturers. ——————————————— Independent Director. Member of the Audit Committee. Member of the Corporate Governance & Nominating Committee.
Ms. Anne McLellan, P.C., 61 B.A., LL.B., LL.M. Edmonton, Alberta, Canada (Director since September 28, 2006)  **Other Public Directorships** • Nexen Inc., an energy company (TSX, NYSE) • Cameco Corporation, a uranium company (TSX, NYSE)	Ms. McLellan, a four-term Member of Parliament for Edmonton Centre, has approximately 30 years of political, policy making, and legal experience. Ms. McLellan served as Deputy Prime Minister from December 2003 to January 2006 and throughout her career has held numerous ministerial posts, including Minister of Natural Resources, Minister of Justice and Attorney General, Minister of Health and the first Minister of Public Safety and Emergency Preparedness. Ms. McLellan is the Distinguished Scholar in Residence at the Institute for United States Policy Studies at the University of Alberta. Ms. McLellan is a director of the Edmonton Regional Airports Authority, a director of Canadian Business for Social Responsibility (CBSR), a member of the TD Securities Energy Advisory Board, Counsel at the law firm of Bennett Jones LLP, and a member of various charitable and community boards. Ms. McLellan taught law at the Universities of New Brunswick and Alberta. Ms. McLellan holds a Bachelor of Arts and a Bachelor of Laws degree from Dalhousie University and a Masters of Law degree from King's College, University of London. ——————————————— Independent Director. Member of the Audit Committee. Member of the Environment, Health, Safety & Security Committee.
Mr. Derek G. Pannell, 65 B.Sc. (Engineering), P. Eng., FCAE Bathurst, New Brunswick, Canada (Director since February 27, 2008)  **Other Public Directorships** • Brookfield Infrastructure Partners Limited, the general partner of Brookfield Infrastructure Partners L.P., an infrastructure asset operating company (NYSE) • African Barrick Gold plc, a mining company (LSE)	Mr. Pannell is a Corporate Director. Mr. Pannell is Board Chair of Directors of Brookfield Infrastructure Partners Limited and Lead Director of African Barrick Gold plc. He is a former Managing Partner of Brookfield Asset Management Inc. (an asset management company) and a former director of Major Drilling Group International Inc. (a metals and minerals drilling service company). He was President and Chief Executive Officer of Noranda Inc. and Falconbridge Limited from 2001 to August 2006 and Vice President, Operations of Compaia Minera Antamina from 1998 to 2001. Mr. Pannell is a graduate of Imperial College in London, England and the Royal School of Mines, London, England (ARSM) and an engineer registered in Quebec and Peru. ——————————————— Independent Director. Chair of the Human Resources & Compensation Committee. Member of the Environment, Health, Safety & Security Committee.

Name	Principal Occupation and Full Biography
Mr. Frank W. Proto, 69 B.A. (Economics) Regina, Saskatchewan, Canada (Director since March 1, 1993)  **Other Public Directorships** None	Mr. Proto is Board Chair (serving on a part-time basis) of the Corporation, Board Chair of Nelson Group Inc. (an investment company), and a director of MLTC Resource Development Inc. (a First Nations resource development company owned by the Meadow Lake Tribal Council). Mr. Proto was also a director of First Calgary Petroleums Ltd. (an oil and gas company) from April 2008 to December 2008, when it was sold and ceased to be a reporting issuer. Mr. Proto is a former Chair of the Petroleum Technology Research Centre at the University of Regina, a former Chief Executive Officer of Wascana Energy Inc. (an energy company), a former Chair of SaskEnergy Inc. (a natural gas distribution and transmission company), and a former member of the Canada Newfoundland Offshore Petroleum Board (a regulatory agency). He is a former director of each of Chieftain Development Ltd. (an energy company), Century Sales and Service Limited (an industrial company), and Saskatchewan Telecommunications Holding Corporation (Sasktel) (a telecommunications company). ——————————————— Independent Director. Board Chair. Member of the Corporate Governance & Nominating Committee.
Mr. Michael M. Wilson, 60 B.Sc. (Chem) Bragg Creek, Alberta, Canada (Director since October 1, 2003)  **Other Public Directorships** Celestica Inc., a technology company (TSX, NYSE)	Mr. Wilson joined the Corporation in 2000 and was appointed Chief Executive Officer on October 1, 2003. Mr. Wilson is a director of Celestica Inc. (a technology company), a director (and former Board Chair) of Canpotex Limited (a potash export company), a director (and former Board Chair) of the International Plant Nutrition Institute (IPNI), a director of The Fertilizer Institute (TFI), a director of the International Fertilizer Association (IFA), a director of Alberta Economic Development Authority (AEDA), and a director of the Calgary Prostate Cancer Centre. Mr. Wilson is also a former director of Air Canada. Prior to joining the Corporation, between 1994 and 2000, Mr. Wilson was a senior executive at Methanex Corporation (a chemical company) where he was Executive Vice President, and President, Methanol, from 1999 to 2000. From 1976 to 1994 Mr. Wilson was an executive with Dow Chemical Company Ltd. (a chemical company). Mr. Wilson is a Chemical Engineer. ——————————————— Non-Independent Director, and Chief Executive Officer of the Corporation. *Mr. Wilson is not a member of any of the Committees of the Board of Directors, but regularly attends the open sessions of all Committee meetings.*
Mr. Victor J. Zaleschuk, 68 B.Comm., CA Calgary, Alberta, Canada (Director since October 3, 2002)  **Other Public Directorships** • Nexen Inc., an energy company (TSX, NYSE) • Cameco Corporation, a uranium company (TSX, NYSE)	Mr. Zaleschuk is the Board Chair of Cameco Corporation. Mr. Zaleschuk is also a former President and Chief Executive Officer of Nexen Inc. Prior to becoming President of Nexen Inc., Mr. Zaleschuk was a Senior Vice President and Chief Financial Officer of Nexen Inc. Before joining Nexen Inc., Mr. Zaleschuk was a senior financial executive in the energy sector. ——————————————— Independent Director. Chair of the Audit Committee. Member of the Human Resources & Compensation Committee.

All directors have held the principal occupation identified above for not less than five years except as follows:

- Dr. Cunningham prior to November 2010 was President and Chief Executive Officer of EPE Holdings, LLC, the general partner of Enterprise GP Holdings L.P., Interim President and Interim Chief Executive Officer of Enterprise Products GP, LLC from June 2007 to August 2007, after serving as Group Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC from December 2005 to August 2007;

- Mr. Girling prior to July 2010 was the Chief Operating Officer of TransCanada Corporation, prior to March 2010 was the Board Chair and Chief Executive Officer of TC Pipelines GP, Inc., the general partner of TC Pipelines, L.P., and prior to July 2009 was President, Pipelines, of TransCanada Corporation;

- Dr. Henry prior to July 2010 was the Dean of the College of Agriculture and Life Sciences at Cornell University in Ithaca, New York;

- Mr. Lowe prior to October 2008 was Executive Vice President of Exploration & Production, and prior to September 2007 was Executive Vice President of Commercial; and

- Mr. Pannell prior to July 2010 was a Managing Partner of Brookfield Asset Management Inc.

Each director holds office until the earlier of his or her resignation or our next meeting at which directors are elected unless a director ceases to hold office pursuant to the provisions of the *Canada Business Corporations Act* (the "**Act**").

The attendance of directors at Board and Committee meetings, the compensation paid to directors, the equity-at-risk held in the Corporation by each of the directors, the Board composition (including the independence of the directors), and director succession planning are disclosed under "Section Three: Corporate Governance" in this Circular.

APPOINTMENT OF AUDITORS

The Board unanimously recommends that the Shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as our auditors, to hold office until our next annual meeting.

KPMG LLP have been our auditors since 1993. **Unless instructed otherwise, the persons named in our form of Proxy will vote FOR the resolution to re-appoint KPMG LLP as our auditors**.

External Audit Service Fees (By Category)

Our Audit Committee pre-approves all audit services and all permitted non-audit services provided by KPMG LLP and quarterly reviews whether these services affect KPMG LLP's independence. The following table sets out the fees billed to us by KPMG LLP for professional services in each of the years ended December 31, 2011 and 2010. During these years, KPMG LLP were our only external auditors.

Category	Year Ended December 31,	
	2011 (CDN$)	2010 (CDN$)
Audit Fees[1]	$4,690,000	$3,080,000
Audit-Related Fees	Nil	Nil
Tax Fees[2]	$ 633,000	$ 490,000
All Other Fees	Nil	Nil
Total	$5,323,000	$3,570,000

Notes:

(1) For professional services rendered by KPMG LLP for the audit and review of the Corporation's financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2) For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and international jurisdictions; expatriate tax planning services; compliance services relating to exportation tax filings; review and preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance and transaction services.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for executive pay throughout the Corporation is "pay-for-performance". We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding demonstrated behaviours that reinforce the Corporation's values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the "2011 Compensation Discussion & Analysis" beginning on page 38 of this Circular. In 2010, after monitoring developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as "Say on Pay"), the Board determined it would provide Shareholders with a "Say on Pay" advisory vote at the 2010 annual and special meeting. In excess of 96% of votes cast by Shareholders on this resolution were "For" the Corporation's approach to executive compensation. The Board has determined to again provide Shareholders with a "Say on Pay" advisory vote at the Meeting. This non-binding advisory vote on executive compensation will provide you as a Shareholder with the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2012 annual general meeting of the Shareholders of the Corporation."

This resolution, which is substantially the same as our 2010 "Say on Pay" resolution, conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the Shareholders to be well informed of the Corporation's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

The Board unanimously recommends that the Shareholders vote FOR the approach to executive compensation as described in this Circular. Unless instructed otherwise, the persons named in the Proxy will vote FOR the approach to executive compensation as described in this Circular.

SECTION THREE: CORPORATE GOVERNANCE

OUR CORPORATE GOVERNANCE

Our Board and management are committed to the continuous improvement of our governance practices and have been consistently recognized for excellence in corporate governance. Our corporate governance systems and principles of conduct have been engrained into our business operations and culture and will continue to play an important role in promoting appropriate oversight and consistent governance practices throughout our organization. Our governance practices comply with the requirements of the policies and guidelines of the Canadian securities regulators.

A cross referencing guide setting out the location in this Circular where we discuss our compliance with each of the requirements and guidelines described in National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("**NI 58-101**") and Form 58-101F1 *Corporate Governance Disclosure*, National Policy 58-201 *Corporate Governance Guidelines* ("**NP 58-201**"), and the audit committee rules set forth in National Instrument 52-110 *Audit Committees* ("**NI 52-110**"), is attached to this Circular as **Appendix "1" to Schedule "B"**.

A summary of the Corporate Governance Guidelines and framework is set out in **Schedule "B"**, including:

• a summary of our Board Charter;

• our shareholder engagement and communications practices;

• expectations of our directors and responsibilities of our Board Chair;

• access to independent directors and the Audit Committee;

• a summary of our Chief Executive Officer Terms of Reference; and

• a summary of our Code of Business Conduct and Ethics.

In addition, the full text of our current Corporate Governance Guidelines, Board and Committee Charters, Terms of Reference (for individual directors, our Board Chair, Committee Chairs and our Chief Executive Officer), Code of Business Conduct and Ethics, and Audit Committee Whistleblower Procedures are available on our web site under "Governance" at www.agrium.com. Our Code of Business Conduct and Ethics has been filed on SEDAR and EDGAR. Shareholders wishing to receive a copy of this material should submit their request by telephone (403) 225-7000, by facsimile (403) 225-7610, by mail to Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, Attention: Corporate Secretary.

OUR BOARD

Composition of the Board and Independence

The Board is currently composed of eleven directors and eleven nominees will be proposed for election at the Meeting (all of whom are current directors). The Board considers a board size of nine to twelve members to be an appropriate number for our size, and sufficient to provide an appropriate mix of backgrounds and skills.

The Board has determined that ten out of the eleven proposed directors are "independent" for the purposes of the NYSE Listing Standards and the CSA Rules.

Name	Independence Status of Director Nominees			
	Management	Independent	Not Independent	Reason for Non-Independent Status
Ralph S. Cunningham		✓		
Russell K. Girling		✓		
Susan A. Henry		✓		
Russell J. Horner		✓		
David J. Lesar		✓		
John E. Lowe		✓		
A. Anne McLellan		✓		
Derek G. Pannell		✓		
Frank W. Proto		✓		
Michael M. Wilson	✓		✓	Mr. Wilson is President & Chief Executive Officer
Victor J. Zaleschuk		✓		

Mr. Wilson, the President & Chief Executive Officer of the Corporation, is not independent. In determining that each director other than Mr. Wilson is independent, the Board affirmatively determined that each such director has no material relationship with the Corporation, either directly or indirectly, and that each such director did not accept, directly or indirectly, any consulting, advisory, or other compensatory fees from the Corporation except in the capacity as a member of the Board or a Committee. In addition, in determining independence the Board determined that each such director is not or has not been an employee or executive officer (and no immediate family member of the director is or has been an executive officer of) the Corporation within the past three years; that each such director has not received (and no immediate family member of the director has received) more than Cdn. $75,000 per year in direct compensation from the Corporation, other than director and Committee fees and pension and other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) during any 12-month period within the past three years; that each such director is not a current partner or employee of KPMG LLP, our external auditors, nor within the past three years has been a partner or employee of KPMG LLP who personally worked on the Corporation's audit during that time (and no immediate family member of the director is a current partner of KPMG LLP or is a current employee of KPMG LLP who participates in that firm's audit, assurance, or tax compliance practice or within the past three years was a partner or employee of KPMG LLP who personally worked on the Corporation's audit during that time); that each such director is not or has not been employed (and no immediate family member of the director is or has been employed) within the past three years as an executive officer of another company where any of the Corporation's present executive officers at the same time serves or has served on that other company's compensation committee; and each such director is not and has not been an executive officer or an employee (and no immediate family member of the director is or has been an executive officer) of an entity that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1,000,000 or 2% of such other entity's consolidated gross revenues.

In order to assist the Board in making its determinations with respect to the independence of its members, new directors complete, and all directors annually complete, a detailed disclosure questionnaire (the "**Questionnaire**") which includes inquiries regarding any direct or indirect business relationships or interest in transactions between each director and the Corporation, as well as each director's shareholdings and equity-based interests in the Corporation. This Questionnaire is further supplemented by internal inquiries that are conducted concerning the details of any business relationships or transactions that may exist between other corporations or organizations in which our directors have a direct or indirect interest and the Corporation. This information is reviewed by the Board at least annually and on an ongoing basis as appropriate in light of applicable factual circumstances in order to permit the Board to make its independence determinations.

Each year, all of our directors certify their compliance with the Corporation's Code of Business Conduct and Ethics (described in **Schedule "B"**), which includes a requirement for the directors to declare any material relationships and any actual or potential conflict of interest.

Mr. Zaleschuk and Ms. McLellan are members of the boards of directors of each of Nexen Inc., a global energy company, and Cameco Corporation, the world's largest uranium producer. Our Board has determined that there is no material business relationship between the Corporation and either of Nexen Inc. or Cameco Corporation and that the directorships with the Corporation, Nexen Inc. and Cameco Corporation held by Mr. Zaleschuk and Ms. McLellan do not affect their independence.

All of the Corporation's directors, with the exception of Mr. Wilson, are unrelated. Moreover none of the directors of the Corporation receive any material compensatory payment from Agrium by virtue of their affiliation with an entity which provides services or has business dealings with Agrium.

Board and Committee Attendance

During 2011, the Board and Committees held the following number of meetings:

	Number of Meetings Held During 2011	Number of *In Camera* Meetings Held During 2011
Board Meetings	5[1]	11
Audit Committee (*8 regularly scheduled and 1 special*)	9	9
Corporate Governance & Nominating Committee (*3 regularly scheduled and 1 special*)	4	3
Human Resources & Compensation Committee	3	2
Environment, Health, Safety & Security Committee	4	4
Special Committee[2]	3	N/A

Notes:

[1] In September of each year, the Board holds a two-day off-site Board Strategy Session, which is regarded as a single meeting for the purposes of Board attendance.

[2] On September 22, 2011, a Special Committee of the Board was established for the purpose of considering succession planning for the Board Chair. The Special Committee of the Board is comprised of the following independent members of the Board: Messrs. Cunningham and Proto, Dr. Henry and Ms. McLellan.

Our independent directors meet at the beginning and at the end of each regularly scheduled Board meeting without any members of management present and it is the practice of our Board Committees to meet *in camera* with only the independent Board members present at each Committee meeting held. The Board Chair and Committee Chair, as applicable, preside over such *in camera* sessions and inform management of any issues that arise during such meetings and any actions required to be taken.

During 2011, the directors' attendance at Board and Committee meetings was as follows:

Director	Board Meetings Number	%	Committee Meetings Number	%	Total Meetings %
Cunningham	5 of 5	100%	4 of 4 CG&N	100%	100%
			3 of 3 HR&C	100%	
			3 of 3 Special	100%	
Girling	5 of 5	100%	9 of 9 Audit	100%	100%
			3 of 3 HR&C	100%	
Henry	5 of 5	100%	4 of 4 CG&N	100%	100%
			4 of 4 EHS&S (Chair)	100%	
			3 of 3 Special	100%	

| Director | Board Meetings | | Committee Meetings | | Total Meetings |
	Number	%	Number	%	%
Horner	5 of 5	100%	4 of 4 CG&N (Chair)	100%	100%
			4 of 4 EHS&S	100%	
			3 of 3 HR&C	100%	
Lesar	5 of 5	100%	7 of 9 Audit	78%	89%
			4 of 4 EHS&S	100%	
Lowe	5 of 5	100%	9 of 9 Audit	100%	100%
			4 of 4 CG&N	100%	
McLellan	5 of 5	100%	8 of 9 Audit	89%	94%
			4 of 4 EHS&S	100%	
			3 of 3 Special	100%	
Pannell	5 of 5	100%	4 of 4 EHS&S	100%	100%
			3 of 3 HR&C (Chair)	100%	
Proto[1]	5 of 5	100%	4 of 4 CG&N	100%	100%
			3 of 3 Special	100%	
Zaleschuk	5 of 5	100%	9 of 9 Audit (Chair)	100%	100%
			3 of 3 HR&C	100%	
Wilson[2]	5 of 5	100%	N/A	N/A	100%

Notes:

(1) Mr. Proto attended all Committee meetings of the Board held in 2011 although he is only a member of the CG&N Committee.

(2) Mr. Wilson is not a member of any Committee, but attended all Committee meetings (other than meetings of the Special Committee and *in camera* sessions of the independent directors held at all regularly scheduled Board and Committee meetings).

Board Orientation and Continuing Education

The CG&N Committee is responsible for the orientation and continuing education of new directors. The expectations of a new director on our Board, including specific responsibilities, Committee appointments, workload and time commitments, are reviewed in advance with potential Board candidates. Such candidates are also provided with a copy of our Directors' Manual prior to joining our Board which includes, among other items, our Terms of Reference for individual directors, Board and Committee Charters, the Corporate Governance Guidelines, our Code of Business Conduct and Ethics, as well as extensive information relating to the Corporation and our industry. Prior to joining the Board, new directors are provided with copies of our corporate governance documents, together with certain corporate policies, recent analysts' reports and press releases, and various company and industry brochures.

Each new director attends a comprehensive orientation at which members of senior management review our business, corporate strategy, financial profile, governance systems, culture, and current key issues. The orientation also affords an opportunity to review the Directors' Manual provided to new directors to facilitate further discussion regarding the role of the Board, its Committees and their members in the context of our business operations. Upon accepting a position on our Board, a new director is required to acknowledge his or her commitment to comply with our Code of Business Conduct and Ethics. New directors have the opportunity to meet individually with members of senior management, and all directors have regular access to management personnel to discuss matters of interest.

Continuing education is provided through a number of methods, including visits to our sites and facilities (which all of our directors are encouraged to attend to familiarize themselves with our business and to become acquainted with senior plant personnel and high potential employees), an annual comprehensive dedicated off-site strategy session, presentations from management, employees and outside experts to the Board and its Committees on topics of interest and developing issues within their respective responsibilities, and ongoing distribution of relevant information. The CG&N Committee, in consultation with the Chief Executive Officer and the Board Chair, also develops and maintains an evergreen list of continuing education topics which is periodically discussed with the Board members. This list includes topics of interest relating to the Corporation's businesses, operations and strategy, regulatory developments, compliance initiatives, as well as international geopolitical and economic reviews.

Mr. Girling and Ms. McLellan have completed the Directors' Education Program developed by the Institute of Corporate Directors (ICD) and the Joseph L. Rotman School of Management, University of Toronto.

In 2011, educational sessions offered to Board members included a presentation on executive compensation and corporate governance by our external compensation consultant, presentations specific to agribusiness presented by investment professionals, political and economic updates on international agribusiness markets, site visits to certain Agrium facilities, and numerous internal presentations and updates on a broad range of topics relating to our industry, businesses, operations and practices, including recent developments and emerging trends in corporate governance and executive compensation practices.

In 2011, the Board also adopted formal external continuing education guidelines for our directors pursuant to which the Board explicitly encourages, and the Corporation provides funding for, the directors to attend external forums, conferences and education programs in order to maintain and update their knowledge of our industry, its regulatory environment, and other topical areas of interest to enhance their continuing development as directors and stewards of the Corporation.

The following table lists the continuing education sessions our directors attended in 2011:

Date	Topic	Presented/Hosted By	Attended By
Feb 23	Corporate Governance Developments	Gary Daniel, Corporate Secretary, Agrium Inc.	Henry, Horner, Cunningham, Lowe, Proto
Feb 23	Agrium EHS&S Governance Process / Risk Management	Matt Smith, Senior Director, EHS&S, Agrium Inc.	Henry, Horner, Lesar, McLellan, Pannell, Proto
Feb 23	IFRS Update	David Perrins, Senior Director, Corporate Reporting, Agrium Inc.	Girling, Lesar, Lowe, McLellan, Proto, Zaleschuk
Apr 6-8	New CEO Workshop	Harvard Business School	Girling
May 9	Corporate Governance Developments	Gary Daniel, Corporate Secretary, Agrium Inc.	Cunningham, Henry, Horner, Lowe, Proto
May 9	Agrium 5-Year EHS&S Performance Improvement Plan	Matt Smith, Senior Director, EHS&S, Agrium Inc.	Henry, Horner, Lesar, McLellan, Pannell, Proto
May 9	Dodd-Frank Act – Hedging Exemption	Gary Daniel, Corporate Secretary, Agrium Inc.	Girling, Lesar, Lowe, McLellan, Proto, Zaleschuk
Jul 26	Site Visit – Vanscoy Mine	Chuck Magro, Vice President, Manufacturing, Agrium Inc.	Henry, Horner, Lesar, McLellan, Proto, Wilson, Zaleschuk
Jul 26	Dodd-Frank Act – Update	Gary Daniel, Corporate Secretary, Agrium Inc.	Girling, Lesar, Lowe, McLellan, Proto, Zaleschuk
Jul 27	Phosphate: Overview of Global Market, Agrium's Operations Strategy	Ron Wilkinson, Senior Vice President, Wholesale, Agrium Inc.	Directors, Officers
Sep 22	Vanscoy Potash Expansion	Paul Douglas, President and Chief Executive Officer, Heavy Industrial, and Peter Stalenhoef, President and Chief Operating Officer, PCL Industries	Directors, Officers, Senior Management

Date	Topic	Presented/Hosted By	Attended By
Sep 22	Gas: To Shale or Not to Shale and Other Questions	David Greely, Goldman Sachs	Directors, Officers, Members of Management
Sep 22	Grain: What's in it for Agrium?	Rich Pottorff, Chief Economist, Doane Advisory Services	Directors, Officers, Members of Management
Oct 2	Compensation Committee Forum	2011 National Association of Corporate Directors (NACD) Board Leadership Conference	McLellan
Oct 3	Say on Pay Strategies for Compensation Committees	2011 National Association of Corporate Directors (NACD) Board Leadership Conference	McLellan
Nov 8	Charting Strategic Direction in Turbulent Times	Institute of Corporate Directors (ICD) Seminar	Horner
Dec 12	Influence of Workplace Fatalities/Major Incidents on Short-term Incentive Plan Awards	Towers Watson/David Barnes, Senior Director, Total Rewards, Agrium Inc.	Cunningham, Girling, Horner, Pannell, Proto, Zaleschuk
Dec 12	Hot Topics and Trends in Executive Compensation	Towers Watson	Cunningham, Girling, Horner, Pannell, Proto, Zaleschuk
Dec 12	Pay-for-Performance Analysis	Towers Watson	Cunningham, Girling, Horner, Pannell, Proto, Zaleschuk
Dec 12	Corporate Governance Developments	Gary Daniel, Corporate Secretary, Agrium Inc.	Cunningham, Henry, Horner, Lowe, Proto

Board Performance Evaluation

The CG&N Committee typically conducts an annual evaluation of our Board, the Board Chair, each of the Board Committees, and each of the Committee Chairs, usually with the assistance of an external corporate governance expert. The methodology generally includes the following components:

Component	Description
Corporate Governance Review	A review is conducted of our corporate governance documents, current literature, and recent developments and trends indicated by corporate governance organizations and institutional investors.
Interviews	Confidential, in-depth, and candid interviews are conducted by the Board Chair and/or the consultant with each of the directors and certain members of senior management.
Director Questionnaires	Tailored questionnaires are sometimes completed by the directors with confidential responses provided directly to the Board Chair and/or the consultant.
Data Analysis and Preparation of Report	The data and feedback provided pursuant to the evaluation process is reviewed and assessed. A written report, based on the data analysis and feedback from the directors and senior management, is compiled and presented to the Board Chair, the CG&N Committee Chair and the Chief Executive Officer for review.
Presentation of Findings and Recommendations to the Board	The final report is discussed by the CG&N Committee, provided to each of the Committees for their review, and then reviewed with the full Board of Directors.

The Board Chair separately assesses individual director performance. This may involve the completion of a self-appraisal by the individual directors, as well as dialogue with an external corporate governance consultant and discussions by the Board Chair with each of the directors.

An evaluation of the Board, the Board Chair, each of the Board Committees, the Committee Chairs, and individual directors was conducted in 2011 under the leadership of the Board Chair and the CG&N Committee Chair, with the assistance of an external corporate governance consultant who conducted interviews with each of the directors and certain members of senior management. The results of the evaluation were presented to the CG&N Committee and each of the Committees reviewed and discussed the results of their respective Committee and Committee Chair evaluations. The full Board of Directors reviewed and discussed the evaluation results, and offered suggestions in areas which could enhance the Board's efficiency and effectiveness. The external consultant reported to the Board that the feedback from the evaluation was exceedingly positive, and that senior management as well as the directors considered the effectiveness of the Board to be very high. The primary areas that were identified for continuing focus by the Board revolved around Chief Executive Officer and Board Chair succession planning which are currently the subject of heightened attention by the Board and are nearing implementation.

Board Succession Planning and Director Recruitment

The Board has delegated to the CG&N Committee the responsibility for implementing Agrium's Board Succession Planning and Director Recruitment Program. This includes responsibility for, among other things, developing and recommending to the Board the skills and characteristics required for Board membership, in light of Agrium's strategic direction, opportunities and risks and having regard to the most recently conducted Board performance evaluation, recruiting suitable potential Board members, and recommending to the Board for its approval potential nominees for election at annual shareholders' meetings.

Consistent with this mandate, the CG&N Committee maintains and evaluates, at least annually, a detailed board matrix, as set forth below, which describes our current directors' experience, qualifications, competencies and skills, with a view to ensuring that the Board, as a whole, continues to possess the capabilities necessary to oversee the business and operations of the Corporation.

Name	Agricultural / Chemical	Engineering / Operations	Energy / Mining	Industrial / Manufacturing	Marketing / Distribution	Mergers & Acquisitions	International	Compensation	Research & Development	Finance / Accounting	Government Relations	Environment, Health & Safety	Former / Current Chief Executive Officer	Risk Management
Cunningham	✓	✓	✓		✓	✓	✓	✓		✓		✓	✓	✓
Girling		✓	✓		✓	✓	✓	✓		✓		✓	✓	✓
Henry	✓						✓	✓	✓			✓		✓
Horner		✓		✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
Lesar	✓	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓	✓
Lowe	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓		✓
McLellan		✓					✓				✓	✓		✓
Pannell	✓	✓	✓	✓		✓	✓	✓				✓	✓	✓
Proto	✓	✓	✓			✓	✓	✓	✓		✓	✓	✓	✓
Wilson	✓	✓		✓	✓	✓	✓	✓	✓			✓	✓	✓
Zaleschuk	✓	✓	✓	✓		✓	✓	✓		✓		✓	✓	✓
Total	8	9	8	5	6	9	11	10	5	5	4	11	8	11

The CG&N Committee also maintains a list of potential Board candidates for future consideration comprised of people the Committee feels would be appropriate to join the Board.

Board Chair Succession Planning

Mr. Frank Proto, our Board Chair, will reach the mandatory retirement age of 72 in May 2014 and has indicated that he plans to step down in his capacity as Board Chair (while remaining as a member of the Board) immediately following the 2012 Annual Meeting of Shareholders. With the anticipated retirement of Mr. Proto as Board Chair, the CG&N Committee expended a significant amount of time and effort in 2011 on Board Chair succession planning for a successor Board Chair to be named following the 2012 Annual General Meeting. The process included the appointment of a Special Committee of the Board whose mandate was to take into account the ideal skills, experience and characteristics for a successor Board Chair, the Corporation's Terms of Reference for the Board Chair, potential Board Chair successor candidates and their respective experience, qualifications, behavioural competencies, capacity and interest, as well as the opportunities, risks and strategic direction of the Corporation and any other relevant circumstances. This selection process will culminate with the CG&N Committee identifying and recommending the appointment of a successor Board Chair to the Board following the 2012 Annual Meeting of Shareholders.

Mandatory Director Retirement

We have a policy that a director shall not normally be nominated for election at the annual meeting of Shareholders next held following the date on which he or she attains a certain age. During 2010, the Board determined to increase the mandatory age of retirement from the age of 70 years to 72 years. This decision was made in connection with the recent Board and Board Chair succession planning reviews and having regard to the valuable contributions continuing to be made by our directors.

Enterprise Risk Management

In the normal course, our business activities expose us to risk. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.

Through Agrium's structured Enterprise Risk Management ("**ERM**") Process, our senior management, business units and corporate functions seek to identify and manage all risks facing the business. Once identified, risks and related mitigation strategies are evaluated, documented, and reviewed on an evergreen basis, with a formal review and sign-off quarterly. Many of these risks cross business units and corporate functions. In these cases, the aggregate risk to Agrium is considered and an overall corporate risk is recorded. Additional mitigation strategies are developed by the senior leadership team for implementation where residual risk is considered to be unacceptably high. Residual risk represents the remaining risk after taking into account existing mitigation strategies.

At Agrium, we believe that good risk management is critical to successful execution of strategy. Our risk governance structure involves the following key components:

Board of Directors

- Oversees risk management directly and through Board Committees;

- Responsible for understanding the material risks of the business and the related mitigation strategies, and taking reasonable steps to ensure that management has an effective risk management structure in place; and

- Individual Committees of the Board oversee specific risks relevant to their respective areas (see pages 20 – 32). For example, the Audit Committee is responsible for monitoring the risk management process for financial risks; the Environment, Health, Safety & Security Committee is responsible for monitoring the process for managing environmental, health, safety and security risks; and the Human Resources & Compensation Committee is responsible for assessing potential risks that could arise in connection with our compensation policies and programs.

Management

- Risks that are unique to our separate strategic business units are managed by the Presidents of those business units and their teams; and

- Functional risks are managed by the Corporate Functional Heads and their teams.

Chief Risk Officer

- Agrium has appointed a Chief Risk Officer ("**CRO**"), who is responsible for maintaining an effective ERM Process. The CRO monitors current developments in risk management practices, drives improvements in Agrium's Risk Management philosophy, program and policies, and champions development of a best practice risk management culture;

- The CRO reports quarterly to the Board and senior management on all significant risks including new or increased risks resulting from changes in operations or external factors;

- The CRO conducts an annual review with the Board of Directors and senior management of the ERM process and material; and

- The CRO also holds an annual *in camera* session with the Board with respect to the ERM Process and the risks facing the business.

Governance Functions

- Agrium maintains several risk governance functions which contribute to our overall control environment, including Internal Audit, Corporate EHS&S, and the Internal Control and Disclosure Compliance team.

Mitigating Compensation Risk

In addition to the corporate risk management strategies outlined above, we have adopted a number of specific strategies to mitigate the potential risks that could arise in connection with our compensation policies and programs.

See "Section Five: Executive Compensation — 2011 Compensation Discussion & Analysis — Compensation Program Design — Managing Compensation and Risk" for further discussion of Agrium's risk management processes with respect to compensation.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board has four Standing Committees: the Audit Committee, the Corporate Governance & Nominating Committee, the Human Resources & Compensation Committee, and the Environment, Health, Safety & Security Committee. Committee membership is reviewed annually by the Corporate Governance & Nominating Committee and the Board of Directors.

Audit Committee

| Members | V. J. Zaleschuk, CA (Chair) | D. J. Lesar | A. A. McLellan |
| | R. K. Girling | J. E. Lowe | |

Charter	The mandate, procedure and composition requirements of the Audit Committee are set out in its Charter.
The full Audit Committee Charter is available at www.agrium.com under "Governance"	The mandate of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by monitoring, among other things, (i) our accounting and financial reporting processes, (ii) the quality and integrity of our financial statements and related disclosures, and (iii) the effectiveness of our internal controls. The financial statements are prepared by and are the responsibility of management. The interim consolidated financial statements are reviewed by the Corporation's external auditors and then approved by the Audit Committee. The external auditors express an independent opinion on the annual consolidated financial statements which are then approved by the Board upon the recommendation of the Audit Committee. The Audit Committee's Charter explicitly mandates direct communication with our internal and external auditors independently of management, ongoing review of our external auditors, including recommendations to the Board of the appointment (subject to Shareholder approval) and termination of the external auditors, discussion and review of the scope of the audit and audit plans of the internal and external auditors, pre-approval of audit and permitted non-audit services, review of the qualifications, independence and fees of the external auditors, and establishment of hiring policies for employees or former employees of the external auditors.
	Other responsibilities of the Audit Committee include: • monitoring compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another Committee of the Board; • monitoring the Corporation's internal audit function; • overseeing management reporting, internal controls and management information, and reviewing financial risk assessment and risk management issues; • reviewing, prior to Board approval, the Corporation's annual audited consolidated financial statements and related disclosure contained in the MD&A; • reviewing and approving the unaudited quarterly financial statements and related disclosure contained in the MD&A; • reviewing financial disclosure contained in certain of the Corporation's disclosure documents including our annual information forms, management proxy circulars, prospectuses, material change reports, and press releases, where such disclosure contains significant information falling within the Audit Committee's mandate; • establishing procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submissions by our employees of concerns regarding accounting or auditing matters; • providing broad oversight of the financial risk and control related activities of the Corporation, including, where applicable, discussing with management the Corporation's material financial risk exposures and the steps management has taken to monitor and control such exposures; and • reviewing the Audit Committee Charter on an annual basis.

2011 Accomplishments and Key Activities	The accomplishments and key activities of the Audit Committee in 2011 included the following:
	
	• **Financial Reporting**
	    • reviewed and approved the Corporation's interim financial statements and related disclosure contained in the MD&A, and reviewed and recommended to the Board for approval the Corporation's audited annual consolidated financial statements and related disclosure contained in MD&A;
	    • reviewed and recommended for approval material financial disclosure falling within the Audit Committee's mandate contained in the Corporation's Annual Information Form, this Circular, and other disclosure documents containing material financial information;
	    • provided oversight and discussed with management the effectiveness of disclosure controls and procedures, design of internal controls over financial reporting, and reviewed reports from the Corporation's Disclosure Committee;
	    • provided oversight with respect to the financial reporting transition to International Financial Reporting Standards; and
	    • reviewed and discussed key estimates and provisions with management and the external auditors.
	
	• **External Auditors**
	    • reviewed and discussed with management and the external auditors key financial issues, financial reporting developments, changes in accounting standards and policies, and corporate disclosure developments affecting financial reporting;
	    • recommended to the Board the appointment of the external auditors;
	    • reviewed and approved proposed external audit and non-audit fees;
	    • evaluated the performance and independence of the external auditors;
	    • reviewed the external auditors' annual integrated audit plan and budget;
	    • reviewed the results of the annual integrated audit and discussed the external auditors' opinion on our internal controls and the quality of our financial reporting;
	    • implemented a Pre-Approval Policy for Audit and Non-Audit Services with the external auditors; and
	    • monitored the effectiveness of the relationship among the external auditors, management, and the Audit Committee.
	
	• **Internal Audit**
	    • monitored the activities of the Internal Audit Department, including review of the reports of Internal Audit on the adequacy of management's actions;
	    • reviewed the performance and objectivity of the Internal Audit Department;
	    • reviewed and approved the Internal Audit annual audit plan, budget, and key performance indicators; and
	    • reviewed and approved Internal Audit's mandate.
	
	• **Financial Risk Management**
	    • monitored financial risk management, including hedging activities, debt covenant compliance, insurance programs relating to directors' and officers' liability, U.S. workers' compensation/employers' liability and wholesale property;
	    • recommended for Board approval the execution of initial steps towards the implementation of a global funding strategy for the Corporation; and
	    • provided oversight in respect of the Corporation's Information Technology ("**IT**") systems, including security features and recovery plans, IT strategy, and IT Internal Audit plan.

	• Governance and Disclosure
	• conducted the annual review of the Audit Committee's Charter and the Corporation's Disclosure Policy;
	• reviewed management's reports on compliance with the Code of Business Conduct and Ethics; and
	• monitored recent developments, emerging trends and best practices with respect to financial reporting and corporate governance impacting on the mandate of the Audit Committee.
Membership Criteria	**Independence**. The Board has determined that each member of the Audit Committee is independent within the meaning of NI 52-110 and that none receives, directly or indirectly, any compensation from the Corporation other than for service as a director and a member of a Board Committee. **Other Audit Committees**. Unless the Board determines otherwise, no member of the Audit Committee may serve on the audit committees of more than two other public companies.
Financial Literacy of Members	**Audit Committee Financial Expert**. The Board has determined that Mr. Zaleschuk is an "audit committee financial expert" for the purpose of the *Sarbanes-Oxley Act of 2002*. **Financial Literacy**. The Board has determined that each member of the Audit Committee is "financially literate" within the meaning of NI 52-110. In considering whether a member of the Audit Committee is financially literate, the Board looks at the ability to read a set of financial statements, including a balance sheet, income statement and cash flow statement of a breadth and complexity similar to that of the Corporation's financial statements. See the directors' biographies on pages 4 through 7 for relevant education and experience of each member of the Audit Committee.
Advisors	The Audit Committee is empowered to engage outside advisors and/or consultants, at the Corporation's expense, to assist the Audit Committee and/or provide advice on any matter within its mandate. The Audit Committee Chair leads the selection of these outside consultants and advisors, and the Audit Committee has the sole authority to retain and terminate such consultants or advisors, including the authority to approve their fees and other retention terms.
Auditors	**Auditors Engagement**. KPMG LLP have been the Corporation's auditors since 1993. The Audit Committee is directly responsible for the appointment, retention and oversight of the external auditors, who report directly to the Audit Committee. **Independence**. The Audit Committee has determined that KPMG LLP is independent. See "Section Two: Matters to be Acted Upon at the Meeting — Appointment of Auditors" for details regarding fees paid to KPMG LLP for professional services in the years ended December 31, 2011 and 2010. **Audit Committee Oversight**. Since January 1, 2011, the commencement of our most recently completed financial year, there has been no recommendation of the Audit Committee to nominate or compensate an external auditor that has not been adopted by the Board. **Pre-Approval Policy and Procedures**. The Audit Committee has delegated to the Chair of the Audit Committee the authority to act on behalf of the Audit Committee between meetings of the Audit Committee with respect to the pre-approval of audit and permitted non-audit services provided by KPMG LLP from time to time. The Chair reports on any such pre-approval at each meeting of the Audit Committee. The Audit Committee also approved and implemented a formal Pre-Approval Policy for Audit and Non-Audit Services with the external auditors in 2011.

Meetings	The Audit Committee met on 9 occasions in 2011 and, as is required by the Audit Committee Charter, held *in camera* sessions without management present on each occasion (following every regularly scheduled meeting). In addition to holding *in camera* sessions following every regularly scheduled meeting, Audit Committee procedure allows any director to move the Committee to an *in camera* session at any time during a meeting.
Availability of Committee	Members of the Audit Committee will be available at the Meeting to answer Shareholders' inquiries in the areas covered by the Audit Committee's mandate. See **Schedule "B"** for information about sending confidential communications to the Audit Committee.
Additional Information	Additional information regarding the Audit Committee, including certain information that is required to be disclosed in accordance with NI 52-110, is found in Item 17 of our Annual Information Form dated February 23, 2012.

Corporate Governance & Nominating Committee (the "CG&N Committee")

Members	R. J. Horner (Chair)	S. A. Henry	F. W. Proto
	R. S. Cunningham	J. E. Lowe	

Charter The full CG&N Committee Charter is available at www.agrium.com under "Governance"	The mandate, procedure and composition requirements of the CG&N Committee are set out in its Charter. The mandate of the CG&N Committee is to assist the Board in fulfilling its responsibilities relating to continuing review and development of Agrium's corporate governance system. Responsibilities of the CG&N Committee include: • reviewing and assisting the Board in developing the Corporate Governance Guidelines; • reviewing and developing the Corporate Governance Guidelines, Code of Business Conduct and Ethics for directors, officers and employees, the Charters for our Board and its Committees, as well as Terms of Reference for our Board Chair, Committee Chairs, individual directors and the Chief Executive Officer; • having responsibility for the Corporation's reports regarding compliance with the governance guidelines, recommendations or requirements of applicable regulators and securities exchanges; • reviewing and recommending director compensation for Board and Committee service, and overseeing the administration of the DSU Plans (defined in **Schedule "A"**); • annually evaluating the overall performance of the Board, the Board Chair, the Board Committees, the Committee Chairs, and the contribution of individual directors; • reviewing the Corporation's structures and procedures with a view to ensuring that the Board is able to, and in fact does, function independently of management; • assisting the Board in identifying and recommending qualified individuals to become Board members, consistent with criteria approved by the Board, and to recommend to the Board persons for nomination to the Board; • developing and updating a Board Chair succession planning process; • providing direction to other Committees of the Board as to allocation of Committee responsibilities where matters arise that could fall within the purview of more than one Committee's mandate; • providing recommendations as to the size, composition, operation and effectiveness of the Board and its Committees, and identifying and making recommendations respecting the appointment of members to Board Committees; • developing and implementing an orientation and ongoing education program for directors; and

	• reviewing the CG&N Committee Charter on an annual basis.
	See **Schedule "B"** for a description of the Corporate Governance Guidelines, Board Charter and Terms of Reference for the Corporation's Board Chair, individual directors and the Chief Executive Officer.

2011 Accomplishments and Key Activities	The accomplishments and key activities of the CG&N Committee in 2011 included the following:
	
	• **Board Chair Succession**
	    • developed and implemented an inclusive, transparent and objective selection process for Board Chair succession planning for a successor Board Chair to be named by the 2012 Annual General Meeting. The process included the appointment of a Special Committee of the Board whose mandate was to take into account the ideal skills, experience, and characteristics for a successor Board Chair, the Corporation's Terms of Reference for the Board Chair, potential Board Chair successor candidates and their respective experience, qualifications, behavioural competencies, capacity and interest, as well as the opportunities, risks and strategic direction of the Corporation and any other relevant circumstances.
	
	• **Director Succession**
	    • reviewed and updated the Board composition matrix and director succession planning process;
	    • authorized search for individuals for appointment to the Board; and
	    • reviewed and recommended Committee membership to the Board.
	
	• **Evaluation of the Board, Committees, Board/Committee Chairs, and Individual Directors**
	    • assessed director independence against categorical standards and reviewed director relationships, commitments and interlocks;
	    • conducted an evaluation of the Board, Board Committees, the Board Chair, and Committee Chairs with the assistance of an external corporate governance consultant, and received and considered feedback from the Board Chair regarding the assessment of the performance of individual directors; and
	    • reviewed the Board and Committee Charters, the Corporate Governance Guidelines, and the Directors' Manual to assess whether any amendments were required.
	
	• **Corporate Governance Best Practices**
	    • recommended to the Board for approval holding a "Say on Pay" advisory vote at the 2012 Annual General Meeting of the Shareholders (see page 9);
	    • reviewed and recommended to the Board for approval amendments to the CG&N Committee Charter and the Corporate Governance Guidelines addressing Board Chair succession planning, directors' mandatory retirement age, external continuing education guidelines, and other updates of a general housekeeping nature;
	    • reviewed and recommended to the Board for approval amendments to the Corporate Governance Guidelines addressing the valuation of equity ownership for the purposes of assessing compliance with the Corporation's equity ownership guidelines for directors and executive officers;
	    • reviewed, assessed, and enhanced the directors' continuing education process;
	    • assessed relationships between each director and the Corporation and recommended to the Board that ten out of eleven nominees named in this Circular are independent; and
	    • monitored recent developments, emerging trends and best practices in corporate governance and disclosure practices impacting the mandate of the Board and Committee Charters, including that of the CG&N Committee.

	- **Public Disclosures**
	  - reviewed and approved for recommendation to the Board the corporate governance disclosures contained in this Circular.
	- **Board Remuneration**
	  - recommended the form and amount of the directors' and Board Chair's compensation.

Membership Criteria	Each member of the CG&N Committee is required by its Charter to be independent within the meaning of the CSA Rules and the NYSE Listing Standards.
Compensation Consultant	**Consultant Retained.** The CG&N Committee retained Towers Watson in the most recent fiscal year to assist with reviews of Board compensation. See "Human Resources & Compensation Committee" (below) for details with respect to the duties performed by Towers Watson for the Corporation in 2011.
Advisors	The CG&N Committee is empowered to engage outside advisors and/or consultants, at the Corporation's expense, to assist the CG&N Committee and/or provide advice on any matter within its mandate. The CG&N Committee Chair leads the selection of these outside consultants and advisors, and the CG&N Committee has the sole authority to retain and terminate such consultants or advisors, including the authority to approve their fees and other retention terms.
Meetings	The CG&N Committee met on 4 occasions in 2011 and held *in camera* sessions without management present on 3 occasions (following every regularly scheduled meeting). In addition to holding *in camera* sessions following every regularly scheduled meeting, CG&N Committee procedure allows any director to move the Committee to an *in camera* session at any time during a meeting.
Availability of Committee	Members of the CG&N Committee will be available at the Meeting to answer Shareholders' inquiries in the areas covered by the CG&N Committee's mandate.

Human Resources & Compensation Committee (the "HR&C Committee")

Members	D. G. Pannell (Chair) R. S. Cunningham	R. K. Girling R. J. Horner	V. J. Zaleschuk, CA
Charter The full HR&C Committee Charter is available at www.agrium.com under "Governance"	The mandate, procedure and composition requirements of the HR&C Committee are set out in its Charter. Each year, the HR&C Charter is reviewed and amended as deemed appropriate. In February 2012, certain amendments to the Charter were approved to reflect the most recent amendments to NI 52-102F6 *Statement of Executive Compensation* and to make certain other housekeeping changes. The mandate of the HR&C Committee is to assist the Board in fulfilling its oversight responsibilities relating to human resources and compensation, with an emphasis on executive compensation, and the development, retention and continuity of senior management. Responsibilities of the HR&C Committee include: - advising on an annual basis on Agrium's executive compensation philosophies, strategies and principles, taking into account Agrium's strategic and annual business plans, the link between executive pay and financial and non-financial performance, and Agrium's risk profile;		

	• overseeing the design and administration of Agrium's executive compensation plans, policies and programs in accordance with Agrium's executive compensation philosophies, strategies and principles;
	• reviewing and approving on an annual basis the Chief Executive Officer's performance goals and objectives, evaluating the Chief Executive Officer's performance, and recommending the Chief Executive Officer's total compensation to the independent members of the Board for approval;
	• recommending the senior executives' total compensation packages to the Board;
	• reviewing and recommending to the Board any new equity-based compensation plans, material incentive compensation plans and material benefit plans and any material changes thereto;
	• reviewing at least annually Agrium's succession planning resources and plans for succession to executive and key officer positions at Agrium and its major subsidiaries;
	• overseeing the succession plan for the Chief Executive Officer and recommending, on an annual basis, the succession plan for the Chief Executive Officer to the Board;
	• reviewing and approving the investment, funding and benefits policies relating to retirement plans;
	• recommending periodically to the Board the executive employment agreements for the Corporation's senior executives, including the Chief Executive Officer, and termination or change of control arrangements for such senior executives;
	• reviewing Agrium's executive compensation plans, policies, programs and specific arrangements for senior executives to assess whether they meet Agrium's risk profile and do not encourage excessive risk-taking;
	• overseeing the preparation of the CD&A and related compensation disclosure; and
	• reviewing the HR&C Committee Charter on an annual basis.

2011 Accomplishments and Key Activities	The accomplishments and key activities of the HR&C Committee in 2011 included the following:
	
	• **Compensation**
	
	  • reviewed compensation policies and programs with consideration for (i) the Corporation's business strategy, (ii) the management of any compensation risk to a level that is appropriate for our business, and (iii) evolving compensation disclosure regulations and best practices guidelines for executive compensation;
	
	  • reviewed Agrium's global total rewards philosophy, which elaborates on our compensation principles as outlined in the CD&A, and provides operational guidance to management;
	
	  • reviewed the performance goals and objectives of the Chief Executive Officer and made recommendations to the Board;
	
	  • evaluated the Chief Executive Officer's performance and recommended the Chief Executive Officer's total compensation for 2011 to the independent members of the Board;
	
	  • recommended the senior executives' total compensation packages for 2011 to the Board; and
	
	  • evaluated the services and independence of the compensation consultant engaged by the HR&C Committee.

- **Human Resources Strategies and Policies**

  - reviewed the Corporation's human resources strategies and programs in light of the different cultural and economic environments in which it operates;

  - reviewed and discussed human resources across Agrium's business units with the business unit's HR senior management; and

  - reviewed accomplishments relative to previously established goals and the planned focus for human resources over the next few years.

- **Succession Planning & Workforce Planning**

  - with the anticipated retirement of Mr. Wilson as President and Chief Executive Officer in 2013, the HR&C Committee spent considerable time and effort on Chief Executive Officer succession planning and transition including: (i) meeting regularly with the Chief Executive Officer to discuss succession planning and management development, and (ii) meeting *in camera* without the Chief Executive Officer present at every regularly scheduled Board and HR&C Committee meeting to discuss the status and progress of the Chief Executive Officer succession planning initiative;

  - reviewed the executive and management succession plans and recommended to the Board for its approval the appointment of certain senior executives of the Corporation (see page 51); and

  - reviewed current data from the Corporation's Workforce Planning and Development initiative.

- **Pension Programs**

  - reviewed the annual pension funding and expense report;

  - reviewed the pension and savings plan administration update; and

  - reviewed the annual Investment Management Performance.

- **Governance and Disclosure**

  - continued to monitor and discuss new and emerging compensation regulations and the recommendations of various shareholder governance groups and made or is considering appropriate changes to continually enhance the governance of the Agrium compensation program, including a continued focus and dialogue on compensation risk management in 2012;

  - reviewed and approved the CD&A and related compensation disclosure to be included in the Circular, including additional voluntary disclosure relating to executive and director compensation;

  - recommended to the Board an amendment to the Corporate Governance Guidelines to provide that the valuation of equity ownership for the purposes of assessing compliance with the Corporate Governance Guidelines be determined by reference to the higher of the original Common Share (or DSU) purchase/issuance price, and the value of the Common Share (or DSU) at the time of determining compliance with the Corporate Governance Guidelines (see page 36); and

  - monitored recent developments, emerging trends and best practices in executive compensation and succession planning impacting the mandate of the HR&C Committee and Work Plan.

	• **Compensation Risk**
	• considered whether there are any risks arising from the Corporation's compensation policies or practices, and concurred with management's assessment (supported by a review of the Corporation's compensation programs from a compensation risk perspective conducted by Towers Watson) that there do not appear to be any material or significant risks arising from the Corporation's compensation policies or practices that are reasonably likely to have a material adverse effect on the Corporation.
	See **Schedule "D"** for the detailed Work Plan of the HR&C Committee.
Membership Criteria	**Independence.** Each member of the HR&C Committee is required to be independent within the meaning of the CSA Rules and the NYSE Listing Standards. In addition, the Chief Executive Officer does not participate in the appointment of members to the HR&C Committee.
	Interlocks. None of Agrium's executive officers have served as a member of a compensation committee (or equivalent committee) of any other entity that employs a member of the HR&C Committee.
	Sitting Chief Executive Officers. Mr. Girling is the only HR&C Committee member that is currently an active chief executive officer of a publicly traded company.
Human Resource and Financial Literacy of Members	HR&C Committee members are appointed with a view to ensuring that the Committee maintains an appropriate level of human resources and financial literacy.
	All members of the HR&C Committee have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, personnel management and development, succession planning and executive development. Such knowledge and capability includes (i) current or prior experience working as chief executive or senior officers of major organizations (which provide significant financial and human resources experience), (ii) involvement on board compensation committees of other entities, and (iii) experience and education pertaining to financial accounting and reporting and familiarity with internal financial controls. See "Section Five: Executive Compensation — Human Resources & Compensation Committee" for details with respect to the skills and experience of the members of the HR&C Committee that are relevant to their responsibilities for executive compensation.
	All members of the HR&C Committee have been determined by the HR&C Committee to be "financially literate" within the meaning of NI 52-110.
	Mr. Zaleschuk has been determined by the HR&C Committee to have financial expertise and has been designated as an "audit committee financial expert" for the purpose of the *Sarbanes-Oxley Act of 2002*.
	All members of the HR&C Committee are knowledgeable about Agrium's compensation programs.
Advisors	The HR&C Committee is empowered to engage outside advisors and/or consultants at the Corporation's expense, to assist the HR&C Committee and/or provide advice on any matter within its mandate. The HR&C Committee Chair leads the selection of these outside consultants and advisors, and the HR&C Committee has the sole authority to retain and terminate such consultants or advisors, including the authority to approve their fees and other retention terms.

Compensation Consultant	**Consultant Retained.** The HR&C Committee retained Towers Watson in the most recent fiscal year to assist with preparing information and providing advice on senior executive and director compensation arrangements. Materials provided by Towers Watson have been presented by Towers Watson and/or management to the HR&C Committee for its independent review and approval. Towers Watson's 2011 scope of services included competitive reviews of senior executive and Board compensation levels, providing management with pension actuarial support, providing trend information and other miscellaneous executive compensation assistance. See "Section Five: Executive Compensation — 2011 Compensation Discussion & Analysis — Compensation Process" for details with respect to the duties performed by Towers Watson in 2011.

Independence. The HR&C Committee has determined that Towers Watson is independent from Agrium management and is satisfied that it receives impartial and independent advice from Towers Watson on all matters relating to executive compensation. Executive compensation consulting services are provided to Agrium by an individual consultant at Towers Watson. In addition to the pre-approval requirements described below, to ensure a continued independent relationship, Towers Watson does not:

- act as the "client manager" for services provided to Agrium;
- directly benefit from any non-executive compensation services Towers Watson provides to Agrium; or
- participate in discussions with management that relate to non-executive compensation advisory services.

In 2011, Towers Watson earned U.S. $248,000 in fees for executive compensation services, U.S. $959,000 for retirement and pension consulting services. The total fees represent less than 1% of Towers Watson's total annual revenue.

Pre-Approval of Services. The HR&C Committee is required to pre-approve any services requested by management from any compensation consultants engaged by the HR&C Committee. The HR&C Committee will not approve any work that, in its view, could compromise the independence of the compensation consultants engaged to advise the HR&C Committee.

Quarterly Meetings with the HR&C Committee Chair. The Chair of the HR&C Committee meets privately with the HR&C Committee's compensation consultant each quarter to review ongoing compensation work and any proposed additional services, including any matters related to NEO compensation.

Fees Billed. The fees billed by Towers Watson with respect to all work performed for the Corporation are as follows:

Type of Fee	Billed in 2009 (U.S. $)	Billed in 2010 (U.S. $)	Billed in 2011 (U.S. $)	Percentage of Total Fees Billed in 2011
Executive compensation related fees	$255,000	$374,000	$248,000	21%
All other fees[1]	$903,000	$941,000	$959,000	79%

Note:

(1) Represents amounts billed by Towers Watson for professional services rendered in relation to pension consulting services.

	Evaluation of Consultant. The HR&C Committee conducts an annual evaluation of the performance and independence of its external compensation consultant. In connection with the completion of the 2011 compensation year, the HR&C Committee evaluated the services of Towers Watson and determined that it was satisfied with the effectiveness of the performance of Towers Watson.
Meetings	The HR&C Committee met on 3 occasions in 2011 and held *in camera* sessions without management present on 2 occasions. In addition to holding *in camera* sessions following every regularly scheduled meeting, HR&C Committee procedure allows any director to move the Committee to an *in camera* session at any time during a meeting.
Availability of Committee	Members of the HR&C Committee will be available at the Meeting to answer Shareholders' inquiries in the areas covered by the HR&C Committee's mandate.

Environment, Health, Safety & Security Committee (the "EHS&S Committee")

Members	S.A. Henry (Chair)	D. J. Lesar	D. G. Pannell
	R. J. Horner	A. A. McLellan	

Charter The full EHS&S Committee Charter is available at www.agrium.com under "Governance"	The mandate, procedure and composition requirements of the EHS&S Committee are set out in its Charter. The mandate of the EHS&S Committee is to assist the Board in fulfilling its oversight responsibilities in order to ensure the Corporation's activities are conducted in an environmentally responsible manner and that the Corporation maintains the integrity of its health, safety and security policies. Responsibilities of the EHS&S Committee include the annual review of: • our Environment, Health, Safety & Security Policy and, if appropriate, making recommendations regarding such policy to the Board; • our compliance with legal and regulatory requirements relating to environmental, health, safety and security matters; • the strategies and methods used to improve our environmental, health, safety and security performance; • our environmental, health, safety and security performance goals, management systems implementation, audit programs and plans, and the status of our remediation projects and provisions; • the methods of communicating our environmental, health, safety and security policies and procedures throughout the organization; and • the EHS&S Committee Charter. In addition, it is the policy of the EHS&S Committee to visit at least one of the Corporation's facilities annually. In this regard, the usual practice of the EHS&S Committee is to arrange for such visits to include orientation sessions to personally acquaint members of the EHS&S Committee and the Board with the personnel and operations at our facilities. The Corporation also has a corporate Environment, Health, Safety & Security Committee comprised of senior management representatives, with the objective of ensuring that we conduct our activities and operate our facilities in an environmentally responsible manner and maintain the integrity of our health, safety and security policies. Additional information regarding the Corporation's environmental practices and policies is found in Item 5.1(i) of our Annual Information Form dated February 23, 2012.

2011 Accomplishments and Key Activities	The accomplishments and key activities of the EHS&S Committee in 2011 included the following:
	• oversaw the reduction of our employee Total Recordable Injury ("**TRI**") and Lost-Time Injury ("**LTI**") rates to our best ever recorded rates;
	• oversaw the reduction of our contractors' TRI rate to the second best ever recorded rate;
	• achieved our best results ever with respect to our environmental incident rates;
	• oversaw the reduction of the Corporation's "At-Fault Vehicle Accident Rate" to our best ever recorded rate;
	• initiated a project to enhance our EHS&S and Sustainability performance data collection, including the seating of a Performance Monitoring Governance Team and the development of detailed data protocols;
	• reviewed the EHS&S integration activities related to the Corporation's recent acquisitions, resulting in improved EHS&S performance in those entities;
	• implemented a company-wide Crisis Management training simulation;
	• oversaw the implementation of an Entity-level Safe Driving Policy, including the integration of such policy into training programs and annual certification processes of employees;
	• reviewed and assessed the Environmental Management Systems and performance within each of the strategic business units;
	• completed implementation of the processes and key controls on Asset Retirement Obligations and Environmental Remediation Liabilities as related to International Financial Reporting Standards compliance;
	• strengthened the Corporation's product stewardship processes through the Product Stewardship Governance Team;
	• developed a five-year EHS&S Performance Improvement Plan;
	• commissioned an internal audit of the Corporation's EHS&S governance practices; and
	• Strategic Business Units ("**SBUs**") created Human Illness and Injury Risk Management Plans to establish a minimum set of best practices codified in Agrium's EMS, while affording the business units the autonomy to advance the control strategies necessary to meet their contribution to Agrium's overall safety performance objectives.
Membership Criteria	Each member of the EHS&S Committee is required by its Charter to be independent within the meaning of the CSA Rules and the NYSE Listing Standards.
Advisors	The EHS&S Committee is empowered to engage outside advisors and/or consultants, at the Corporation's expense, to assist the EHS&S Committee and/or provide advice on any matter within its mandate. The EHS&S Committee Chair leads the selection of these outside consultants and advisors, and the EHS&S Committee has the sole authority to retain and terminate such consultants or advisors, including the authority to approve their fees and other retention terms.
Meetings	The EHS&S Committee met on 4 occasions in 2011 and held *in camera* sessions without management present on each occasion. In addition to holding *in camera* sessions following every regularly scheduled meeting, EHS&S Committee procedure allows any director to move the Committee to an *in camera* session at any time during a meeting.
	The EHS&S Committee meets separately with the Director, Environment, Health, Safety & Security, and reports to the Board on such meetings.
Availability of Committee	Members of the EHS&S Committee will be available at the Meeting to answer Shareholders' inquiries in the areas covered by the EHS&S Committee's mandate.

DIRECTOR COMPENSATION

Director Compensation Program

Philosophy and Objectives

The director compensation program is designed to:

- attract and retain individuals with necessary experience and abilities;
- provide appropriate compensation to reflect the responsibilities, commitments and risks accompanying Board membership; and
- align the interests of Board members with those of our Shareholders.

Compensation Decisions

The CG&N Committee annually reviews director compensation using comparative Canadian and U.S. data provided by an independent compensation consultant (see the section entitled "Human Resources & Compensation Committee" (above) for information regarding the consultant retained). Director compensation is generally targeted near the median of our U.S. Peer Group. See "Section Five: Executive Compensation — 2011 Compensation Discussion & Analysis — Basis for Compensation Decisions" for more information on the U.S. Peer Group. In 2011, the CG&N Committee approved the compensation of the Special Committee of the Board formed that year to consider succession planning for the Board Chair.

Fees and Retainers

Non-executive director compensation is comprised of cash retainers and fees (payable in cash or in deferred share units ("**DSUs**")) and DSU retainers. Please see below for a description of the deferred share unit fee plan (the "**DSU Fee Plan**") (which allows directors to elect to receive cash retainers and fees in DSUs instead of cash) and the deferred share unit grant plan (the **"DSU Grant Plan"**) pursuant to which DSU retainers are paid. The compensation arrangements for non-executive directors in 2011 were as follows:

Type of Fee	Amount (U.S. $)
ANNUAL RETAINER	
Board Chair Maximum Annual Cash Retainer (inclusive of all meeting fees)[1][2]	$255,000
Board Chair Minimum Annual DSU Retainer (grant value)	$ 85,000
Board Members Maximum Annual Cash Retainer (except Board Chair)[2]	$120,000
Board Members Minimum Annual DSU Retainer (except Board Chair)	$ 40,000
Committee Retainer[3]	$ 3,500
Committee Chair Retainer[3] (except Audit Chair and HR&C Chair)	$ 6,500
Audit Committee Chair Retainer	$ 15,000
HR&C Committee Chair Retainer	$ 10,000
ATTENDANCE FEES	
Board and Committee Meetings (except Audit)	$1,000 per meeting
Audit Committee Meetings	$1,500 per meeting
Travel Allowance[4]	$1,000

Notes:

(1) The Board Chair does not receive meeting fees, but attends all Board and Committee meetings.

(2) Subject to a director meeting the minimum equity ownership requirements (discussed below), a director is entitled to receive between 50% and 75% of such director's total annual retainer in cash. The Board Chair Maximum Annual Cash Retainer and the Board Members Maximum Annual Cash Retainer represents 75% of such director's total annual retainer (Chair: $340,000; Board members (other than Chair): $160,000). In the event that a Board member has not yet met the minimum equity ownership requirements the annual cash retainer will equal 50% of the total annual retainer and the remaining 50% of the annual retainer will be paid in DSUs.

(3)   Includes the Special Committee of the Board established for the purpose of considering succession planning for the Board Chair.

(4)   A travel allowance of U.S. $1,000 is paid to each non-executive director who travels out of his or her province or state of residence to a meeting site.

Our Chief Executive Officer, being the only executive director of the Corporation, is not entitled to additional compensation for performance of director duties. The director compensation program is distinct from the executive compensation program and non-executive directors are not eligible to receive pensions, non-equity incentives, stock options, benefits or perks from the Corporation. See "Section Five: Executive Compensation" for a description of the executive compensation program.

2011 Summary of Director Compensation

The following compensation table (the "**Director Compensation Table**") sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2011.

Director	Fees earned[1] (U.S. $)	Share-based awards[2] (U.S. $)	All other Compensation[3] (U.S. $)	Total (U.S. $)
Cunningham	$151,500	$ 40,000	$2,250	$193,750
Girling	—	$192,326	$1,936	$194,263
Henry	—	$203,855	$5,453	$209,308
Horner	$161,000	$ 40,000	$2,361	$203,361
Lesar	—	$196,285	$ 302	$196,587
Lowe	—	$198,397	$ 309	$198,707
McLellan	$ 88,125	$110,086	$1,477	$199,688
Pannell	—	$197,877	$1,002	$198,879
Proto	$267,500	$ 85,000	$3,998	$356,498
Wilson[4]	—	—	—	—
Zaleschuk	$ 42,375	$170,369	$2,889	$215,633

Notes:

(1)   Includes the portion of the directors' cash retainers, attendance fees and travel allowances paid in cash.

(2)   Includes the grant date fair value of directors' DSU retainers and the portion of the directors' cash retainers, attendance fees and travel allowance taken in DSUs. DSUs are granted based on the intended cash value, whereby the number of DSUs granted is determined by dividing the intended cash value of the grant by the average market price (converted to U.S. dollars at the Bank of Canada noon rate on the date of grant) of the Common Shares on the TSX for the ten trading days preceding the date of grant (the "**Average Market Price**"). As a result, the grant date fair value for each grant was calculated on the basis of the Average Market Price, being $89.38 (Q1), $85.47 (Q2), $74.72 (Q3) and $67.74 (Q4), multiplied by the total number of DSUs granted. The amounts reported exclude DSUs issued as an adjustment for dividends.

(3)   Includes the dollar value of any dividends or other earnings paid or payable on share-based awards that were not factored into grant date fair value.

(4)   As an executive of Agrium, Mr. Wilson is not paid any director compensation. See "Section Five: Executive Compensation" for information regarding compensation paid to Mr. Wilson in his role as Chief Executive Officer of Agrium.

The following table provides a breakdown of the cash and DSU retainers and fees paid to directors in 2011 as identified in the "Fees Earned" and "Share-Based Awards" columns of the Director Compensation Table (above):

Director	Board, Committee, & Committee Chair Retainers	Board and Committee Attendance Fees	Travel Allowance	Total Payable	Percentage of Cash Fees taken in DSUs	Total Cash Fees taken in Cash	Value of Cash Fees taken in DSUs	Value of DSU Retainer Payable	Grant Date Fair Value of Total DSUs Granted[(1)(2)]
	Fees and Retainers (U.S. $)						**Fees and Retainers paid in DSUs (U.S. $)**		
Cunningham[(3)] .	$130,500	$16,000	$5,000	$151,500	—	$151,500	—	$40,000	$ 40,000
Girling	$ 87,000	$22,500	—	$109,500	100%	—	$112,326	$80,000	$192,326
Henry[(3)]	$ 97,000	$19,000	$5,000	$121,000	100%	—	$123,855	$80,000	$203,855
Horner	$137,000	$19,000	$5,000	$161,000	—	$161,000	—	$40,000	$ 40,000
Lesar	$ 87,000	$21,500	$5,000	$113,500	100%	—	$116,285	$80,000	$196,285
Lowe	$ 87,000	$23,500	$5,000	$115,500	100%	—	$118,397	$80,000	$198,397
McLellan[(3)] ...	$ 90,500	$26,000	$1,000	$117,500	25%	$ 88,125	$ 30,086	$80,000	$110,086
Pannell	$ 97,000	$13,000	$5,000	$115,000	100%	—	$117,877	$80,000	$197,877
Proto[(3)(4)]	$258,500	$ 3,000	$6,000	$267,500	—	$267,500	—	$85,000	$ 85,000
Zaleschuk	$142,000	$23,500	$4,000	$169,500	75%	$ 42,375	$130,369	$40,000	$170,369

Notes:

(1) The amount reported is the grant date fair value of the total DSUs granted (including cash fees taken as DSUs and DSU retainers). See note (2) to the Director Compensation Table for a description of the calculation of grant date fair value.

(2) Excludes DSUs issued as an adjustment for dividends.

(3) Includes retainers and attendance fees paid in connection with serving as a member of the Special Committee of the Board.

(4) The Board Chair does not receive meeting fees, but attends all meetings.

Incentive Plan Awards to Directors

Deferred Share Units

In December 2001, the Board approved the DSU Fee Plan for all directors. The DSU Fee Plan allows directors to elect to receive the cash portion of their remuneration in the form of DSUs, cash or any combination thereof, subject to having satisfied the share ownership requirements set out in the Corporate Governance Guidelines. The number of DSUs issued each quarter is calculated by dividing the electing director's quarterly remuneration by the market value of the Common Shares on the date the director's compensation is converted into DSUs (generally the last business day of each quarter). See note (2) of the Director Compensation Table (above) for a description of the calculation of market value. A director leaving the Board is entitled to receive the then market value of a Common Share for each DSU held. During 2011, directors were issued a total of 9,634 DSUs under the DSU Fee Plan (including 84 DSUs issued as an adjustment for dividends paid on the Common Shares in 2011). See **Schedule "E"** for a comprehensive description of the DSU Fee Plan.

In May 2002, the Board approved the DSU Grant Plan which allows the Board to grant DSUs to directors. Board members are granted DSUs as part of their annual retainer. The number of DSUs issued is calculated by dividing the DSU grant value by the market value of the Common Shares on the grant date. A director leaving the Board is entitled to receive the then market value of a Common Share for each DSU held. During 2011, directors were issued a total of 7,708 DSUs under the DSU Grant Plan (including 173 DSUs issued as an adjustment for dividends paid on the Common Shares in 2011). See **Schedule "E"** for a comprehensive description of the DSU Grant Plan.

Stock Options

There are no stock option plans of the Corporation in which the independent directors are eligible to participate, and no stock options are held by any of the independent directors.

Outstanding share-based awards

The following table provides details regarding the value of unexercised share-based awards as at December 31, 2011:

Director	Share-based Awards			
	Number of unvested DSUs[(1)] (#)	Market or payout value of unvested DSUs (U.S. $)	Number of unexercised DSUs[(2)] (#)	Market or payout value of unexercised DSUs[(2)(3)] (U.S. $)
Cunningham	—	—	20,281	$1,361,058
Girling	—	—	19,129	$1,283,747
Henry	—	—	50,643	$3,398,652
Horner	—	—	21,272	$1,427,564
Lesar	—	—	4,604	$ 308,974
Lowe	—	—	4,698	$ 315,283
McLellan	—	—	14,033	$ 941,755
Pannell	—	—	10,870	$ 729,486
Proto	—	—	36,111	$2,423,409
Zaleschuk	—	—	27,631	$1,854,316

Notes:

(1) All DSUs vest on grant.

(2) DSUs are not exercisable until the holder ceases to be a member of the Board. The amounts reported represent DSUs which were vested but not exercisable in 2011.

(3) "Market or payout value of unexercised DSUs" was determined by reference to the closing price of Common Shares on the NYSE on December 31, 2011, being U.S. $67.11 per Common Share. The amount reported includes DSUs issued as an adjustment for dividends.

Incentive plan awards — value vested or earned during the year

The following table provides details regarding the outstanding share-based awards that vested and were exercisable during the year ended December 31, 2011:

Director	Share-based awards (DSUs) — value vested during the year[(1)(2)] (U.S. $)	Share-based awards (DSUs) — value exercisable during the year[(1)(3)] (U.S. $)
Cunningham	$ 29,528	—
Girling	$154,903	—
Henry	$165,809	—
Horner	$ 29,528	—
Lesar	$158,316	—
Lowe	$160,174	—
McLellan	$ 84,970	—
Pannell	$159,795	—
Proto	$ 62,748	—
Zaleschuk	$140,802	—

Notes:

(1) Value of DSUs was determined by reference to the closing price of the Common Shares on the NYSE on December 31, 2011, being U.S. $67.11 per Common Share. The amounts reported exclude DSUs issued as an adjustment for dividends.

(2) All DSUs vest on grant, accordingly, the amounts reported represent the value of all DSUs granted in 2011.

DSUs are not exercisable until the holder ceases to be a member of the Board. The amount that is exercisable is the value of DSUs that became exercisable by Board members in the fiscal year due to the retirement or resignation of a director. No DSUs were exercisable by directors in 2011.

Equity Ownership Requirements

Our Corporate Governance Guidelines mandate that each director shall maintain equity ownership (the "**Director Equity Requirement**") of a value equal to approximately five times the value of his or her annual cash retainer. Directors can satisfy the Director Equity Requirement through ownership of Common Shares and/ or DSUs. Directors must achieve the Director Equity Requirement within five years from the date of initial appointment or election to the Board. The CG&N Committee is responsible for annually reviewing the equity ownership of directors.

In 2011, the HR&C Committee approved recommending to the Board an amendment to the Corporate Governance Guidelines that provides that the valuation of equity ownership for the purposes of assessing compliance with the Corporate Governance Guidelines be determined by reference to the higher of the original Common Share (or DSU) purchase/issuance price and the value of the Common Share (or DSU) at the time of determining compliance with the Corporate Governance Guidelines.

The following table sets out the equity ownership interest in the Corporation and any changes therein, since our 2011 management proxy circular disclosure, for each of our independent directors who are nominees for election to the Board. In 2011, each such director increased their equity ownership in the Corporation compared to the prior year.

	Directors' Equity Ownership Interest and Changes Therein									Ownership Guideline Compliance (2)	Directors' "Equity-at-Risk" Amount (U.S. $)(3)	Equity-at-Risk Multiple of Annual Retainer(4)
	Equity Ownership as at March 22, 2011(1)			Equity Ownership as at March 23, 2012			Net Change in Equity Ownership					
Director	Common Shares	Stock Options	DSUs	Common Shares	Stock Options	DSUs	Common Shares	Stock Options	DSUs			
Cunningham ..	250	—	19,829	250	—	20,343	—	—	514	√	$ 1,781,295	14.84
Girling	6,000	—	16,810	6,000	—	19,187	—	—	2,377	√	$ 2,178,676	27.23
Henry	100	—	48,141	100	—	50,796	—	—	2,655	√	$ 4,402,504	55.03
Horner	1,000	—	20,819	1,000	—	21,337	—	—	518	√	$ 1,932,151	16.10
Lesar	1,500	—	2,244	1,500	—	4,619	—	—	2,375	√	$ 529,294	6.62
Lowe	100	—	2,309	100	—	4,712	—	—	2,403	√	$ 416,238	5.20
McLellan	200	—	12,758	200	—	14,075	—	—	1,317	√	$ 1,234,788	15.43
Pannell	1,000	—	8,483	1,000	—	10,903	—	—	2,420	√	$ 1,029,610	12.87
Proto	9,800	—	35,154	8,300	—	36,221	(1,500)	—	1,067	√	$ 3,851,067	15.10
Zaleschuk	2,000	—	25,517	2,000	—	27,715	—	—	2,198	√	$ 2,570,348	21.42
Total	**21,950**	**—**	**192,064**	**20,450**	**—**	**209,908**	**(1,500)**	**—**	**17,843**	**√**	**$19,925,967**	**—**

Notes:

(1) As disclosed in the Corporation's management proxy circular for the Annual General Meeting held on May 10, 2011.

(2) All directors are in compliance with the Corporation's equity ownership guidelines by positioning themselves to meet the minimum share and DSU ownership within the required time frame and by increasing their equity position in the Corporation on an annual basis.

(3) Directors' "Equity-at-Risk" Amount is shown as at March 23, 2012, and is determined by reference to the higher of the original Common Share (or DSU) purchase/issuance price and the market value (determined by reference to the closing price on March 23, 2012 of Common Shares on the NYSE of U.S. $86.50) of the Common Shares and DSUs owned by the director.

(4) The Equity-at-Risk Multiple is calculated by dividing the Directors' "Equity-at-Risk" Amount by the amount of the annual retainer that each respective director actually receives in cash on account of his or her annual retainer.

SECTION FOUR: COMPENSATION GOVERNANCE

OUR COMPENSATION GOVERNANCE

Agrium's HR&C Committee, composed entirely of independent members, assists the Board in fulfilling its oversight responsibilities with respect to matters relating to human resources and compensation, with an emphasis on executive compensation, and the development, retention and continuity of senior management. See "Section Three: Corporate Governance — Committees of the Board of Directors — Human Resources & Compensation Committee" for a description of the responsibilities, powers and operation of the HR&C Committee.

The members of the HR&C Committee have served or still serve as senior management and directors of other public companies, and have direct experience that is relevant to their responsibilities in the area of executive compensation that we believe qualifies them to have oversight over Agrium's compensation policies, practices and programs and make recommendations to the Board, as appropriate. In addition, all members of the HR&C Committee are knowledgeable about Agrium's compensation programs, all members have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, personnel management and development, succession planning and executive development, all members have been determined by the HR&C Committee to be "financially literate" within the meaning of NI 52-110, and one member has been determined by the HR&C Committee to have accounting or related financial management experience or expertise. See "Section Three: Corporate Governance — Committees of the Board of Directors — Human Resources & Compensation Committee" for the names of the members of the HR&C Committee and the direct experience of each of the members of the HR&C Committee that is relevant to his responsibilities in executive compensation.

The HR&C Committee retained compensation consultant Towers Watson in 2011 to provide a variety of services relating to senior executive and director compensation. The Corporation originally retained Towers Watson in 2002 when Towers Watson was retained to assist with preparing information and providing advice on senior executive and director compensation arrangements. See "Section Three: Corporate Governance — Committees of the Board of Directors — Human Resources & Compensation Committee", and "Section Five: Executive Compensation — 2011 Compensation Discussion & Analysis — Compensation Process — Persons Involved in Compensation Process" for a description of the services provided by Towers Watson in 2011 and information pertaining to the fees billed by Tower Watson in connection with the provision of such services.

Towers Watson did not provide any other services to Agrium, or any of its affiliates or subsidiary entities, or to any of its directors or members of management, other than or in addition to compensation services provided for any of the Corporation's directors or executive officers. The HR&C Committee is required to pre-approve any services requested by management from any compensation consultants engaged by the Committee.

The following section entitled "Section Five: Executive Compensation" describes the policies and practices adopted by the Board to determine the compensation of the Corporation's executive officers. The CG&N Committee is responsible for reviewing director compensation. See "Section Three: Corporate Governance — Director Compensation" for a description of the policies and practices adopted by the Board in determining the compensation of the Corporation's directors.

SECTION FIVE: EXECUTIVE COMPENSATION

The Corporation reports its financial results in U.S. dollars. The following Compensation Discussion & Analysis ("**CD&A**") and executive compensation disclosure is prepared showing U.S. dollars, except as otherwise noted. Canadian dollars is the currency in which the majority of the named executive officers ("**NEOs**") are paid.

2011 COMPENSATION DISCUSSION & ANALYSIS

Executive Summary

This executive summary provides an overview of Agrium's compensation philosophy and program as detailed in our "2011 Compensation Discussion & Analysis":

- Agrium's compensation program is designed to attract and retain excellent employees, motivate and reward excellent performance, and promote Agrium's corporate values.

- Agrium believes in pay-for-performance, which is why approximately 70% of NEO target compensation is "at-risk" and linked to a combination of individual and corporate goals and share price performance.

- The components of NEO compensation are: base salary, cash-based annual incentive awards, equity based long-term incentives (including stock options, stock appreciation rights, and performance share units), benefits, perks, and pensions.

- Annual performance incentives are linked directly to short-term goals and performance, consistent with Agrium's "pay-for-performance" philosophy.

- Long-term incentives are used to align executive actions with long-term management and Shareholder goals, providing rewards consistent with the creation of Shareholder value. They also help Agrium to retain executives and meet executive equity ownership guidelines.

- All elements of the executive compensation program are targeted to provide compensation opportunities to executives near the median of their designated peer group. Actual payouts under these programs can be above or below the median based on individual and company performance. Outstanding performance provides an opportunity to receive compensation near the 75th percentile of the executive's designated peer group.

- Executives participate in group benefit programs on substantially the same terms as other salaried employees.

- Executives are provided with limited perks, such as automobile allowances, parking and financial planning, which are provided to ensure the compensation mix is competitive with our peers and to focus executives on job performance.

- Agrium promotes and protects Shareholder interests by, among other things, requiring minimum equity ownership by executives, prohibiting hedging by directors and executive officers, and safeguarding against insider trading.

- The NEOs who are the focus of the CD&A and who appear in the compensation tables of the Circular are:

  - **Michael M. Wilson**, President & Chief Executive Officer;

  - **Stephen G. Dyer**, Executive Vice President & Chief Financial Officer[1];

  - **Leslie O'Donoghue**, Executive Vice President, Operations;

  - **Bruce G. Waterman**, Executive Vice President, International Development[2];

  - **Richard L. Gearheard**, Senior Vice President, Agrium, and President, Retail; and

  - **Ron A. Wilkinson**, Senior Vice President, Agrium, and President, Wholesale.

Notes:

(1) Mr. Dyer was appointed as the Corporation's Executive Vice President & Chief Financial Officer on May 10, 2011.

(2) Mr. Waterman served as the Corporation's Senior Vice President, Finance and Chief Financial Officer until his appointment as Executive Vice President and Chief Strategy Development & Investment Officer on May 10, 2011. Mr. Waterman was subsequently appointed as the Corporation's Executive Vice President, International Development on February 23, 2012.

Our Performance in 2011

2011 was Agrium's highest net earnings year in our 17 year history as a publicly traded company. In 2011, Agrium's consolidated net earnings were $1.4 billion, significantly higher than the $713 million in 2010 and surpassing the previous record of $1.3 billion in 2008, supported by strengthening industry fundamentals and our growth initiatives. Our 2011 EBIT and gross profit reflected these same positive trends, with EBIT rising to $2.2 billion in 2011 from $1.1 billion in 2010 and $580 million in 2009 and gross profit of $4.3 billion in 2011 compared to $2.6 billion in 2010 and $1.9 billion in 2009.

Agrium continued to focus on growing the business through a combination of capacity expansions at specific facilities, as well as through acquisitions. Agrium made numerous acquisitions in 2011 including the acquisition of Cerealtoscana, Agroport, Evergro Canada and Tetra Micronutrients.

We believe that strong industry fundamentals will allow Agrium to showcase its strength, reliability, and diversity in product and service offerings across the agriculture value chain in 2012, as it has through 2011. Agrium's management team has demonstrated its ability to deliver on our business plan, and 2011 was a case in point.

Compensation Decisions in 2011

The HR&C Committee is confident that the design of the Corporation's compensation program continues to fulfill the Corporation's compensation objectives, which is to motivate our senior executives to achieve desired results, award excellent performance, and promote our corporate values, without promoting excessive risk-taking in light of the Corporation's risk tolerance. The HR&C Committee carried out the following activities as part of its 2011 Work Plan:

Executive Compensation

- reviewed Agrium's compensation philosophy, strategy and policies on executive compensation;

- reviewed peer group data, comparative market data and comparative compensation surveys, in order to determine that Agrium's compensation levels remain competitive;

- reviewed Agrium's corporate results;

- reviewed the performance goals and objectives of the Chief Executive Officer, received updates of the Chief Executive Officer's goal achievement, completed a Chief Executive Officer look-back/look-forward total take analysis (bi-annually), evaluated the Chief Executive Officer's performance and recommended the Chief Executive Officer's total compensation for 2011 to the independent members of the Board for its approval;

- reviewed the key performance indicators ("**KPIs**") of the senior executives (other than the Chief Executive Officer), received updates of the senior executives' goal achievement and corporate goals, and recommended the senior executives' total compensation packages for 2011 to the Board, having regard to, among other things, their performance evaluation by the Chief Executive Officer;

- received annual update on short-term and long-term incentive plans;

- approved annual incentive pools for previous year's performance; and

- reviewed anticipated PSU payments to be made in the next fiscal year with respect to vested PSUs.

HR&C Consultant

- retained a compensation consultant to the HR&C Committee, evaluated their services and independence and approved fees; and

- pre-approved services requested by management from the compensation consultant.

Succession Planning & Workforce Planning

- reviewed and discussed the Chief Executive Officer succession plan; and

- reviewed the executive and management succession plans and recommended to the Board for its approval the appointment of certain senior executives of the Corporation (see page 51).

Pension Programs

- reviewed the annual pension funding and expense report, the pension and savings plan administration update and the annual Investment Management Performance.

Governance and Disclosure

- continued to monitor and discuss new and emerging compensation regulations and the recommendations of various shareholder governance groups and made or is considering appropriate changes to continually enhance the governance of the Agrium compensation program, including a continued focus and dialogue on compensation risk management in 2012;

- recommended to the Board for approval holding a "Say on Pay" advisory vote at the 2012 Annual General Meeting of Shareholders;

- reviewed and approved the CD&A and related compensation disclosure to be included in the Circular, including additional voluntary disclosure relating to executive and director compensation;

- recommended to the Board changes to the executive share ownership guidelines set out in the Corporate Governance Guidelines (see page 36); and

- monitored recent developments, emerging trends and best practices in executive compensation and succession planning impacting the mandate of the HR&C Committee and Work Plan.

For other accomplishments and key activities of the HR&C Committee, see "Section Three: Corporate Governance — Committees of the Board of Directors — Human Resources & Compensation Committee" of this Circular.

Advisory Vote on Executive Compensation

The underlying principle for executive pay throughout our organization is "pay-for-performance". Our Shareholders were provided with a "Say on Pay" advisory vote at the 2010 Annual and Special Meeting of Shareholders. This non-binding advisory vote on executive compensation provided Shareholders with the opportunity to vote "For" or "Against" our approach to executive compensation. In excess of 96% of votes cast by Shareholders on this resolution were "For" our approach to executive compensation.

As this was an advisory vote, the results were not binding upon the Board. However, the Board believes that it is essential for the Shareholders to be well informed of the Corporation's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between our Shareholders and the Board. It is the view of our Board that the assessment and development of our executive compensation programs is an ongoing medium to longer term process and, the Board has determined that it will hold a non-binding "Say on Pay" advisory vote at the Meeting. See "Section Two: Matters to be Acted Upon at the Meeting —Advisory Vote on Executive Compensation".

Human Resources & Compensation Committee

The HR&C Committee is responsible for ensuring that Agrium's executive compensation policies and programs are competitive in the markets in which Agrium competes for human resources and that they reflect the long-term interests of the Corporation and its Shareholders. All members of the HR&C Committee are knowledgeable about Agrium's compensation programs, all members have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, personnel management and development, succession planning and executive development, all members have been determined by the HR&C Committee to be "financially literate" within the meaning of NI 52-110, and one member has been determined by the HR&C Committee to have accounting or related financial management experience or expertise. Details with respect to the HR&C Committee's Charter and mandate, its 2011 accomplishments and key activities, its independence from management and other criteria for HR&C Committee membership are set out in "Section Three: Corporate Governance — Committees of the Board of Directors — Human Resources & Compensation Committee" (above). Details with respect to the HR&C Committee's oversight of and role in the compensation process are set out under the heading "Compensation Process" (below).

The HR&C Committee reviewed and discussed, and recommended to the Board for approval, the compensation disclosure contained in the Circular, including this CD&A and the information contained under the headings "Director Compensation" and "2011 Executive Compensation".

The HR&C Committee believes that our executives and employees have conducted the operations and affairs of the Corporation so as to produce excellent financial results during a volatile and difficult period. Management has also been able to efficiently grow the Corporation by identifying and executing a series of expansions and acquisitions, while at the same time maintaining financial discipline.

The HR&C Committee is of the view that the design of the compensation and incentive programs in place are robust and well designed. Consequently the executives have been fairly compensated for the strong results achieved.

Agrium's Business

With record annual sales of $15.5 billion in 2011 (as compared to $10.7 billion in 2010), Agrium is a leading agricultural products and services organization, a global producer and wholesale marketer of nutrients for agricultural and industrial markets. We operate and report our business through three strategic business units:

- The **Retail Business Unit**, with sales of $10.3 billion in 2011 (as compared to $7.0 billion in 2010), operates in North and South America and Australia, providing crop inputs and services directly to farmers. In December 2010, we completed the acquisition of AWB and commenced carrying on business in Australia. Agrium's 2008 acquisition of a 100% interest in UAP, one of the largest distributors of agricultural and non-crop products in North America, also significantly increased the number of retail distribution centers.

- The **Wholesale Business Unit**, with sales of $5.6 billion in 2011 (as compared to $4 billion in 2010), produces, markets and distributes all major crop nutrients for agricultural and industrial customers both domestically and around the world. Our facilities, operations and investments are located in Canada, the United States, Argentina, Egypt and Europe. Agrium's 2008 acquisition of a 70% interest in Common Market Fertilizers S.A. ("**CMF**") and subsequent purchase in July 2010 of the remaining 30 percent interest in CMF (subsequently renamed Agrium Europe S.A.) expanded Wholesale's distribution capability internationally.

- The **Advanced Technologies Business Unit**, with sales of $510 million in 2011 (as compared to $397 million in 2010), is a leader in producing and marketing technologically advanced fertilizers and micronutrients for sale to the broad-based agriculture, specialty agriculture, professional turf and ornamental markets worldwide.

In addition, a variety of corporate functions are included in a fourth non-operating Corporate Business Unit that provides support and services to the three strategic business units.

As of December 31, 2011, Agrium employed approximately 14,800 people worldwide. Over the past few years, Agrium has experienced, and continues to experience, exceptional growth. For more information about Agrium's business and operations please see our Annual Information Form dated February 23, 2012 and filed under the Corporation's profile on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml).

Principles and Objectives of Compensation Program

The objectives of Agrium's compensation program are to:

- attract and retain the most talented people by providing competitive total compensation;

- motivate and reward employees to achieve Agrium's measures of success by "paying for performance" and rewarding demonstrated behaviours that reinforce Agrium's values and help the Corporation deliver on its corporate objectives, including:

  - shareholder return, as measured by stock price appreciation plus dividends on a reinvested basis,

- corporate and business unit financial performance, including (i) earnings per share, (ii) cash flow, and (iii) disciplined investment,

- company strategy achievements, including (i) industry leadership growth, (ii) employee health and safety, and (iii) creation and sustenance of high performance culture, and

- individual performance focused on financial and operational measures that support Agrium's corporate objectives;

- promote adherence to high ethical, environmental and health and safety standards;

- provide flexibility so that the compensation program is responsive to changes in the marketplace, organization and economic conditions; and

- protect Shareholder interests and ensure that the interests of leaders are aligned with those of Shareholders.

Compensation Program Design

The total compensation mix and performance-based compensation opportunities are based on our compensation objectives and designed to motivate employees to achieve the Corporation's strategic plan and overall goals of superior total shareholder return through revenue growth, EBITDA growth, superior returns on invested capital and a balanced portfolio of products, assets and geographies.

Managing Compensation and Risk

Our compensation philosophy is based on the principle that our compensation decisions should support the long-term interests of Agrium and our Shareholders. While we do not believe eliminating all risk-taking is in the best interests of the Corporation or our Shareholders, we do have a number of programs and practices in place to manage risk. The HR&C Committee oversees risk management in the context of its compensation planning role. We regularly stress-test our compensation to ensure a strong link is maintained between pay and performance. Elements of our compensation program that discourage excessive risk-taking include the following:

- Agrium's compensation programs are structured to provide a balance between fixed and variable compensation and short-term and long-term incentives to ensure that there is a strong link between executive and employee compensation and Agrium's financial, operating and market performance, with "at risk" compensation weighted in favour of long-term incentives to discourage the attainment of short-term goals at the expense of long-term corporate objectives;

- the Board and Agrium's management team regularly review and set performance measures and targets aligned with the Corporation's business plan and review the Corporation's compensation strategy in light of business requirements, market practice and governance considerations;

- Agrium uses a scorecard approach with multiple performance goals to determine incentive payouts that balance the risks associated with relying on any one performance factor;

- payouts to individuals under Agrium's short-term incentive plans are capped in order to discourage excessive risk-taking;

- senior executives are required to maintain a prescribed value of share ownership to align their interests with the interests of Shareholders and the long-term performance of the Corporation;

- Agrium has a policy to prevent directors and officers from buying, selling or otherwise entering into derivative instruments, securities or other arrangements, designed to hedge or offset decreases in the market value of Agrium securities granted to them as compensation or held, directly or indirectly, by them;

- Agrium also has a clawback policy for its officers pursuant to which Agrium can reclaim incentive compensation awarded that may later be found to have been improperly earned due to material restatement of financial results related to misconduct or fraud;

- Agrium's management and human resources groups regularly review, track and report to the HR&C Committee on potential compensation payouts to effectively monitor performance and manage any inherent risks associated therewith; and

- the HR&C Committee retains the services of an independent compensation consultant to provide an external perspective of marketplace changes and best practices related to compensation design, governance and compensation risk management.

The HR&C Committee undertook a number of initiatives in 2011 and 2012 in keeping with its role in risk oversight of Agrium's compensation policies and practices.

In 2011 the HR&C Committee engaged its compensation consultant, Towers Watson, to complete a look-back and look-forward total take analysis for Chief Executive Officer compensation. The look-back component of the analysis is intended to demonstrate the strength of the relationship between share price performance and the realized and realizable pay of the Chief Executive Officer and to understand the sensitivity of his compensation to changes in Agrium's share price over time. The look-forward component of the analysis involved stress-testing Agrium's compensation programs under various performance scenarios with a view to understanding how the programs will react to future events to ensure an ongoing link between compensation and business performance and that the appropriate amount of risk and leverage are built into the programs. See "Chief Executive Officer Look-back/Look-forward Total Take Analysis" (page 71).

In addition, Towers Watson has recently conducted a risk assessment of Agrium's compensation programs and has prepared a report dated February 13, 2012 in which Towers Watson has advised that in its view Agrium has a responsible and effective approach to risk management and compensation governance and concluded that there do not appear to be any significant risks arising from Agrium's compensation programs that are reasonably likely to have a material adverse effect on the Corporation.

In February 2012, the HR&C Committee determined, on the basis of the foregoing report and a consideration of whether there are any risks associated with the Corporation's compensation policies or practices, that there do not appear to be any identified risks arising from the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

2011 Compensation Mix

Standard compensation arrangements for Agrium's senior executives are composed of the following elements, which are linked to Agrium's compensation and corporate objectives as follows:

Compensation Element	Description	Link to Compensation Objectives	Link to Corporate Objectives
Standard Compensation			
Base Salary	Senior executives (including NEOs) are paid a pre-determined base salary. Salary is a market-competitive, fixed level of annual compensation.	Attract and Retain Reward	Competitive pay ensures access to talented employees necessary to achieve corporate objectives. Yearly salary review is based on attainment of NEO goals, specifically linked to corporate objectives. See "Basis for Compensation Decisions — Determining Actual Compensation" (page 56).
Benefits and Perks	Senior executives (including NEOs) are entitled to standard health benefits on substantially the same terms as are available to employees under a shared cost flexible benefits program. The Corporation provides perks to certain senior executives (including NEOs), which include automobile allowances, parking and financial planning. In addition, officers are entitled to limited benefits on termination of employment, as described under "2011 Executive Compensation — Termination and Change of Control Benefits" (below).	Attract and Retain	Competitive benefits and perks ensure access to talented employees necessary to achieve corporate objectives. In addition, appropriate perks facilitate focus on job performance.

Compensation Element	Description	Link to Compensation Objectives	Link to Corporate Objectives
Retirement Arrangements	Senior executives (including NEOs) participate in defined contribution plans (the registered DC Plan for Canadian executives and the qualified 401(k) Plan for U.S. executives), pursuant to which the Corporation and participants contribute a percentage of eligible base salary. Designated executives (including NEOs) are also members of the defined benefit supplemental executive retirement plans (the Canadian DB SERP for Canadian executives and the U.S. DB SERP for U.S. executives), pursuant to which designated executives receive a supplemental defined benefit pension based on eligible earnings and years of service as a designated executive. See "2011 Executive Compensation — Pension Plan Benefits" (below) for detailed descriptions of the DC Plan, the 401(k) Plan, the Canadian DB SERP and the U.S. DB SERP.	Attract and Retain	Competitive retirement arrangements ensure access to talented employees necessary to achieve corporate objectives.
Performance Based/At-Risk Compensation			
Annual Incentives	Annual incentives focus executive attention on key strategic, operational and financial measures and align pay with performance.		
Profit Sharing Plan	Certain employees (including NEOs) are eligible to participate in the profit sharing plan (the "**Profit Sharing Plan**"), which provides annual incentive compensation up to a predetermined percentage of each employee's base salary if EBITDA targets are met by the Corporation.	Motivate and Reward	The Profit Sharing Plan focuses on the achievement of EBITDA targets. See "Basis for Compensation Decisions — Determining Actual Compensation" (page 56) for details regarding 2011 EBITDA targets.
Performance Recognition Plan	Certain Agrium Corporate and Wholesale employees (including all NEOs) participate in the performance recognition plan (the "**Performance Recognition Plan**"), which provides annual incentive compensation up to a predetermined percentage of each employee's base salary if key business performance measures and individual performance goals are met. The Performance Recognition Plan is designed to recognize the cyclical nature of the industry and balances management's focus on the achievement of critical corporate and business unit financial metrics, operating metrics and the achievement of longer term objectives linked to the annual business plan and the longer term business strategy.	Motivate and Reward	The Performance Recognition Plan focuses on the achievement of objectives at the corporate, business unit and individual level, including achievement of Agrium's key performance indicators ("**KPIs**"). See "Basis for Compensation Decisions — Determining Actual Compensation" (page 56) for a discussion of KPIs.
Retail Incentive Plan	Retail Business Unit employees (including senior executives of the Retail Business Units, but excluding the President of the Retail Business Unit) are eligible to participate in the Retail Incentive Plan (the "**Retail Plan**"), which provides access to an annual incentive of up to a predetermined percentage of the employee's salary based on the achievement of local, regional and Business Unit EBIT targets and Business Unit KPI targets. **None of the NEOs are eligible to participate in the Retail Plan.**	Motivate and Reward	The Retail Plan focuses on EBIT targets and achievement of Business Unit KPIs.
Advanced Technologies Incentive Plan	Advanced Technologies Business Unit employees (including senior executives of the Advanced Technologies Business Unit, but excluding the President of the Advanced Technologies Business Unit) are eligible to participate in the Advanced Technologies Incentive Plan (the "**AAT Plan**"), which provides access to an annual incentive of up to a predetermined percentage of the employee's salary based on the achievement of local, regional and Business Unit targets and Business Unit KPI targets. **None of the NEOs are eligible to participate in the AAT Plan**.	Motivate and Reward	The AAT Plan focuses on achieving business unit targets measured by return on investment capital and is funded based on a share of EBITDA.
Long-Term Incentives	The Corporation believes that the PSU Plan (defined below) and the Stock Option Plan (defined below) (i) provide for a balanced long-term incentive approach that recognizes the cyclical nature of the business, (ii) provide a better total alignment with Shareholder interests and (iii) facilitate long-term equity ownership.		

Compensation Element	Description	Link to Compensation Objectives	Link to Corporate Objectives
Stock Options and Tandem SARs	Certain employees (including NEOs) are eligible to participate in the Stock Option and Tandem SAR Plan (the "**Stock Option Plan**"). The Corporation may grant options to purchase Common Shares at the closing price on the day preceding the grant. Vesting of options is determined by the Board at the time of grant; although, options generally vest in 25% increments over four years and expire ten years after the date of grant. Commencing in 2004, Agrium made grants of stock options in tandem with stock appreciation rights ("**SARs**") to eligible Canadian employees. Option holders have the right to surrender vested stock options back to the Corporation in exchange for a cash payment from the Corporation equal to the option gain that would have otherwise been realized. This assists in the management of Shareholder dilution related to the Stock Option Plan and provides increased transparency through variable accounting for the purposes of expensing stock options. See **Schedule "E"** for a detailed description of the Stock Option Plan.	Attract and Retain Motivate Align executive and Shareholder interests	Competitive stock option grants ensure access to talented employees necessary to achieve corporate objectives. Motivates employees to achieve corporate goals and improve value of Common Shares, as stock options gain value only if share price increases over grant price. Encourages sustained, long-term growth by linking portion of compensation to long-term company performance.
Stock Appreciation Rights	Certain employees (including NEOs) who are not residents of Canada are eligible to participate in the Stock Appreciation Rights Plan (the "**SAR Plan**"), pursuant to which the Corporation may grant stand-alone SARs. The Corporation may grant SARs at the closing price of the Common Shares on the day preceding the grant. Vesting of SARs is determined by the Board at the time of grant; although SARs generally vest in 25% increments over four years and expire ten years after the date of grant. See **Schedule "E"** for a detailed description of the SAR Plan.	Attract and Retain Motivate Align executive and Shareholder interests	Competitive SAR grants ensure access to talented employees necessary to achieve corporate objectives. Motivates employees to achieve corporate goals and improve value of Common Shares, as SARs gain value only if share price increases over grant price. Encourages sustained, long-term growth by linking portion of compensation to long-term company performance.
Performance Share Units	Senior executives (including NEOs) and key employees are eligible to participate in either the Performance Share Unit Plan for Canadian employees (the "**Canadian PSU Plan**") or the Performance Share Unit Plan for U.S. and other designated employees (the "**U.S. PSU Plan**" and, collectively with the Canadian PSU Plan, the "**PSU Plan**"), pursuant to which the Corporation may grant performance share units ("**PSUs**"). The value of a PSU is tied to the value of the Common Shares, based on the price of Common Shares on the NYSE. The grant of a PSU will entitle the employee to the right to receive a cash payment equal to the market value of the PSU at the completion of a three-year performance period. PSUs (including dividend equivalent performance share units) vest at the end of a three-year performance cycle beginning on January 1 of the grant year and ending on December 31 three years thereafter. The number of units that vest depends on the relative ranking of the Corporation's total shareholder return ("**Total Shareholder Return**") over the three-year performance cycle compared to the Total Shareholder Return over the same period for a selected peer group of companies. One hundred percent of the PSUs vest if the Corporation's Total Shareholder Return is equal to the median of the peer group. Vesting ranges between 50% for performance at or below the 25th percentile and up to 150% for performance at or above the 75th percentile. If the Corporation's Total Shareholder Return is negative over a three-year performance cycle, the percentage of PSUs that vest may not exceed 100%. No PSUs vest if, over the three-year performance cycle, the Corporation's Total Shareholder Return is both negative and falls below the 25th percentile of the selected peer group of companies. The peer group for purposes of PSUs is comprised of a select sample of comparably-sized, publicly traded North American chemical and fertilizer companies. See "Basis for Compensation Decisions — Peer Groups" (below) for details with respect to the PSU Peer Group. See **Schedule "E"** for a detailed description of the PSU Plan.	Motivate and Reward Align executive and Shareholder interests	Encourages medium-term growth by linking portion of compensation to medium-term company performance. Vesting of PSUs is linked to the achievement of Shareholder return objectives over future performance periods.

Note:

(1) The compensation plans discussed in the above table are those plans that apply to senior executives of Agrium. Please note that Agrium has additional compensation plans in place that are designed to motivate and reward non-executive employee groups.

Illustration of Compensation Mix

Agrium's executive compensation program is designed to inspire our executives to strive for superior performance and to ensure that a greater percentage of compensation is performance based (or "At-Risk") for executives who bear higher levels of responsibility. The following table shows the target compensation mix for 2011:

	Target 2011 Core Compensation				
		Tied to Agrium Performance ("At-Risk")			
			Long-Term Award		
Name	Salary	Annual Cash Incentives	Options	SARs	PSU
M.M. Wilson	18.9%	20.8%	30.2%	—	30.2%
S.G. Dyer	34.5%	22.4%	—	21.6%	21.6%
L. O'Donoghue	34.5%	22.4%	21.6%	—	21.6%
B.G. Waterman	28.6%	18.6%	26.4%	—	26.4%
R.L. Gearheard	34.5%	22.4%	—	21.6%	21.6%
R.A. Wilkinson	34.5%	22.4%	21.6%	—	21.6%

The following charts provide a graphic illustration of fixed and "At-Risk" pay for the Chief Executive Officer and the other NEOs:

CEO 2011 Target Compensation


Annual Incentive
21%
Salary
19%
Options
30%
Performance
Share Units
30%
Annual "At - Risk" Pay
Long-Term "At - Risk" Pay

NEOs' 2011 Target Compensation (other than CEO)


Annual Incentive
21%
Salary
33%
Options
23%
Performance
Share Units
23%
Annual "At - Risk" Pay
Long-Term "At - Risk" Pay

Compensation Process

Compensation reflects an employee's value to Agrium's business, including the market value of the skills the employee brings to the business, the value of the employee's individual contribution and the business results that are generated as a result of employee efforts. In order to ensure that Agrium appropriately assesses and compensates senior executives, Agrium uses the following compensation process:



Program & Philosophy Review
Market Compensation Analysis
Compensation Recommendations
Decision
Human Resources Department
Compensation Surveys
HR&C Committee
Q4 Meeting
Management Executive Compensation Report
HR&C Committee
Q1 Meeting
recommend CEO's compensation
recommend officer compensation
Independent Directors' Approval
Board Approval
HR&C Compensation Consultant Report
CEO recommendations re officer compensation
HR&C Committee Compensation Consultant

Persons Involved in Compensation Process

The Board has responsibility for overseeing Agrium's compensation program. As is set out in "Section Three: Corporate Governance — Committees of the Board of Directors — Human Resources & Compensation Committee" (above), the Board has delegated certain oversight responsibilities to the HR&C Committee, but retains final authority over some aspects of the compensation program and process. This authority includes approval of material amendments to or adoption of new equity-based compensation plans and review and approval of HR&C Committee recommendations regarding the Corporation's philosophy, strategy and principles regarding executive compensation.

In designing the various elements and determining amounts of compensation, the HR&C Committee draws upon the expertise of the Chair of the HR&C Committee, the Chief Executive Officer and the Senior Human Resources Officer and confers with Agrium's Chief Legal Officer and Chief Financial Officer on matters that fall within their respective realms of responsibility.

Agrium's Senior Human Resources Officer provides the HR&C Committee with internal and external analyses regarding the basic structure and competitiveness of Agrium's compensation program and the details of Agrium's various compensation and incentive plans. Each year, the Senior Human Resources Officer also provides the HR&C Committee with a detailed review of the estimated and actual results for each performance measure compared to threshold, target and maximum goals and the resulting estimated and actual payments to the executive officers. The HR&C Committee's interactions with the Senior Human Resources Officer include at least one meeting in which no other members of management are present.

Agrium relies on its compensation consultant, Towers Watson, to assist it in various aspects of the compensation process. The assistance provided by the consultant in 2011 included: (i) assisting the HR&C Committee in updating and evaluating the appropriateness of the peer companies that it uses to evaluate the competitiveness of Agrium's executive compensation program; (ii) undertaking competitive reviews of senior executive and Board of Director compensation levels; (iii) supporting the HR&C Committee in the review of material and recommendations that are originated by management; (iv) providing information on trends in

compensation design to the HR&C Committee and the Human Resources Department; (v) assisting the Human Resources Department with any changes to the design of the compensation program as well as the development of the Circular; (vi) undertaking a forward-looking and look-back analysis of compensation paid to the Chief Executive Officer on the request of the HR&C Committee; and (vii) assisting the HR&C Committee in considering the implications of the risks associated with Agrium's compensation policies and practices. See "Chief Executive Officer Look-back/Look-forward Total Take Analysis" (page 71) and "Compensation Program Design — Managing Compensation and Risk" (page 43).

A senior representative of Towers Watson participated in one HR&C Committee meeting in 2011. As is the case each year, the HR&C Committee met with the Towers Watson representative without the Chief Executive Officer or members of management present. In the course of preparing for all HR&C Committee meetings, the Towers Watson representative conferred with the HR&C Committee Chair and the Senior Human Resources Officer.

Determining Compensation Mix

On an annual basis, the HR&C Committee reviews Agrium's executive compensation program, including the mix of compensation offered and the appropriateness of short, medium and long-term performance-based opportunities. The Chief Executive Officer and the Senior Human Resources Officer advise the HR&C Committee regarding the competitiveness of the compensation program and their impact on Agrium's ability to attract, motivate and retain talented employees and executives. In addition, the HR&C Committee reviews information about the compensation programs of peer group companies, with whom Agrium competes for human resources. Peer group information is used to set target level compensation for Agrium executives. See "Basis for Compensation Decisions — Peer Groups" (below) for more information regarding the selection of Agrium's peer groups.

The design and administration of specific elements of compensation is the responsibility of Agrium's Human Resources Department, with input and approval, where necessary, from the HR&C Committee and with the assistance of the compensation consultant. Typically, strategic decisions on the compensation program are considered by the HR&C Committee over the course of more than one meeting before final approval is given.

Setting Performance Goals and Objectives

The Chief Executive Officer, in consultation with the Board and senior management, is responsible for developing the Corporation's overall strategic plan. On the basis of the strategic plan, the Chief Executive Officer develops an annual business plan and sets out proposed corporate goals, strategies and objectives, which are reviewed and approved by the Board.

In February of each year, the Chair of the Board, the Chair of the HR&C Committee and the Chief Executive Officer meet and establish compensation goals and objectives for the Chief Executive Officer, taking into account the Corporation's strategic and annual business plans, the link between executive pay and Agrium's financial and non-financial performance, and Agrium's risk profile. These goals and objectives include both financial and non-financial objectives and individual performance criteria set by the Chief Executive Officer. In some circumstances, the compensation goals and objectives may diverge from the Corporation's strategic and annual business plans, and the HR&C Committee specifically discusses and considers the merits of and the reasons for any such divergence. The final performance goals and objectives for the Chief Executive Officer are approved by the HR&C Committee and the independent members of the Board of Directors.

The Chief Executive Officer then meets with Agrium's other senior executives and the Senior Human Resources Officer to set their specific performance goals and objectives and their individual performance objectives.

Reviewing Performance and Setting Compensation

One of the HR&C Committee's most important responsibilities is making recommendations to the Board regarding the Chief Executive Officer's compensation. In making these recommendations, the HR&C Committee evaluates the Chief Executive Officer's performance, which includes discussions of the Corporation's actual performance relative to the Corporation's strategic and annual business plans and corporate goals, strategies and objectives, and the Chief Executive Officer's individual performance relative to the Chief Executive Officer's individual performance objectives. The HR&C Committee reviews the various elements of the Chief Executive Officer's compensation in the context of the total compensation package (including salary, annual cash incentive awards, long-term equity incentive awards (including prior awards under equity compensation plans) and accrued pension benefits) and recommends a total compensation package. The HR&C Committee's recommendations regarding the Chief Executive Officer's compensation are presented to the independent members of the Board, who together determine and approve the Chief Executive Officer's total compensation and provide feedback and recommendations in connection with his performance evaluation. These recommendations are then presented to the Chief Executive Officer by the Board Chair and the Chair of the HR&C Committee.

The HR&C Committee consults with the Chief Executive Officer in regard to his evaluation of the performance of the executives who report to him. The Chief Executive Officer makes recommendations to the HR&C Committee regarding executive merit increases, incentive compensation and total compensation for executives being hired or promoted. As part of the compensation process, the HR&C Committee assesses the compensation awarded to the senior executive team to ensure that there is appropriate internal equity between members of the executive team, such that employees with similar responsibilities, experience and historical performance are rewarded comparably. The HR&C Committee annually reviews total compensation tables prepared by management and the consultant for each NEO. A report is also prepared periodically to (i) describe trends in termination and change of control provisions, (ii) review current provisions applicable to Agrium's senior executives under executive employment agreements and (iii) review potential aggregate and incremental payment upon employment termination or change of control. The overall purpose of these tables and this report is to aggregate on a uniform basis all of the elements of actual and potential executive compensation upon termination and assist the HR&C Committee to review the elements of NEO compensation in the context of the total compensation package. The HR&C Committee's recommendations regarding the NEOs' total compensation packages are presented to the Board, which determines and approves the NEOs' total compensation packages and provides feedback and recommendations in connection with their performance.

The Board has responsibility for overseeing Agrium's compensation program and can exercise discretion, either to award compensation absent attainment of the relevant performance goal or similar condition or to reduce or increase the size of any award or payout. The Board did exercise its discretion in respect of compensatory awards made to two of the Corporation's NEOs in regard to 2011 performance to reduce the compensation awarded to such NEOs in light of certain EHS&S incidents having taken place within their respective business units during 2011. See "Basis for Compensation Decisions — Determining Actual Compensation — NEO Performance Objectives" (page 58).

Perks, Benefits and Pension Arrangements

The perks, benefits and pension arrangements offered by the Corporation were designed to be competitive with those of comparable peer companies and are periodically reviewed by the HR&C Committee to ensure that they remain so. Specific changes to perks, benefits and pension arrangements will be considered by the HR&C Committee upon recommendation of the compensation consultant or management in circumstances where such persons become aware of changes to standard industry practices. No changes were made to perks, benefits and pension arrangements in 2011.

Reimbursement of Annual and Long-Term Incentive Compensation (Clawback Policy)

In February 2010, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under the Corporation's annual and long-term incentive plans. The policy applies to all executive officers. In situations where:

(i) the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation's financial statements;

(ii) the executive or former executive officer engaged in intentional misconduct or fraud that caused or partially caused the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgement that cannot be appealed; and

(iii) the amount of compensation payment received would have been lower had the financial results been properly reported,

then the Board may, to the full extent permitted by applicable laws and to the extent it determines that it is in the Corporation's best interest to do so, require reimbursement (up to the amount by which the incentive compensation received by such executive officer exceeded that which the executive officer would have received had the financial results been properly reported) of all or a portion of incentive compensation received by an executive officer made under the Corporation's annual and long-term incentive compensation plans.

Succession Planning for Senior Management, including the Chief Executive Officer

The Board recognizes that a talented and experienced senior management team is critical to Agrium's success. Accordingly, the Board has implemented and maintains a formal succession plan and management development process throughout the Corporation for all members of senior management, including the Chief Executive Officer.

The Corporation's talent pool is developed through the identification and promotion of internal, high potential candidates and by external sourcing, where appropriate. The Corporation will accelerate the career development of high potential employees by providing them with varied work experience, mobility and formal training. The Corporation also ensures that there are opportunities for directors to interact with employees who have been identified as high potential candidates. These employees are invited to make presentations to the Board or Committees of the Board and to social events with directors where they can interact informally.

The Board is responsible for approving the succession plan for the Chief Executive Officer, ensuring that plans are in place for the succession and development of other key members of senior management, and ensuring that criteria and processes are in place to recognize, promote, develop and appoint key members of senior management, including the Chief Executive Officer, based on criteria that fit the future leadership requirements of the Corporation. The Board and the Chief Executive Officer review succession planning for senior management, including the Chief Executive Officer, at least annually.

This responsibility is performed by the Board in conjunction with the HR&C Committee, which annually reviews and recommends to the Board the Corporation's succession planning resources and plans, with the objective of ensuring that qualified personnel will be available to succeed to executive positions at the Corporation and key officer positions at its major subsidiaries, and reviews at least annually with the Chief Executive Officer the performance of and potential for advancement of each executive and key officer of the Corporation. The Committee is also responsible for overseeing, on an annual basis, the succession plan for the Chief Executive Officer and for recommending the succession plan for the Chief Executive Officer to the Board for its approval.

In 2010, with the anticipated retirement of Mr. Wilson as President & Chief Executive Officer in 2013, the Board and the HR&C Committee increased their focus on Chief Executive Officer succession planning and transition. The Board and HR&C Committee meet regularly with the Chief Executive Officer to discuss succession planning and management development, and also meet *in camera* without the Chief Executive Officer present at every regularly scheduled Board and HR&C Committee meeting to discuss the status and progress of the Chief Executive Officer succession planning initiative.

In 2011 and 2012, the HR&C Committee recommended to the Board some important changes to Agrium's senior management team that were approved by the Board:

• **Stephen Dyer**, who has been with Agrium since 1991, most recently as the Vice President, Retail West Region of the Corporation, was appointed to the office of Executive Vice President & Chief Financial Officer, effective May 10, 2011;

- **Leslie O'Donoghue**, who has been with Agrium since 1999, most recently as the Chief Legal Officer & Senior Vice President, Business Development of the Corporation, was appointed to the office of Executive Vice President, Operations, effective May 10, 2011;

- **Bruce Waterman**, who has been with Agrium since 2000, most recently as the Senior Vice President, Finance and Chief Financial Officer of the Corporation, was appointed Executive Vice President & Chief Strategy Development & Investment Officer, effective May 10, 2011;

- **Charles Magro**, who has been with Agrium since 2009, most recently as Vice President, Manufacturing of the Corporation, was appointed Vice President & Chief Risk Officer, effective September 1, 2011, and subsequently appointed Executive Vice President, Corporate Development & Chief Risk Officer, effective February 23, 2012; and

- **Eric Miller**, most recently Senior Vice President, General Counsel and Corporate Secretary of Nexen Inc., was appointed Senior Vice President & Chief Legal Officer, effective January 1, 2012.

The HR&C Committee periodically discusses succession planning for the Chief Executive Officer and other members of the senior management team.

Granting of Equity Awards

Typically, the Board grants equity awards of stock options, SARs and PSUs on an annual basis at its February meeting, based on the recommendations of the HR&C Committee. By making these awards at the time it is reviewing performance, the Board and the HR&C Committee are able to balance the elements of core compensation and align compensation with the Corporation's business strategy. In determining the type and amount of any equity grant, the HR&C Committee considers previous grants made, including awards which remain unvested and/or unexercised. In addition, the Corporation has a **"President's Award Pool"** pursuant to which, under a delegation of authority by the Board to the Chief Executive Officer, the Chief Executive Officer may grant awards of stock options and SARs to eligible employees in connection with exceptionally meritorious performance, promotions and new hires. The President's Award Pool is limited as to the aggregate number of stock options and SARs that may be awarded thereunder. Since the inception of the program in 1998, there have been an aggregate of 300,000 stock options and SARs authorized. An aggregate of 297,629 stock options have been granted under the program, of which 212,475 have been exercised, and 27,625 have been cancelled (and returned to the pool available for future grants), leaving an aggregate balance of 29,996 stock options and SARs available to be granted. The program was amended in 2006 to authorize an additional aggregate number outstanding at any time of up to 20,000 PSUs which may be made available and awarded to eligible employees under the program.

In February 2009, the Corporation adopted an explicit policy (the **"Option Granting Policy"**) to document the Corporation's practices and promote the consistent and efficient administration of stock options and SARs, including (i) the procedure for annual grants, (ii) the procedure for one-off grants under the President's Award Pool, (iii) meticulous record keeping, and (iv) the postponement of grants if non-public material information exists at the time of any proposed grant.

The total number of Common Shares reserved for issuance pursuant to the Stock Option Plan shall not exceed 13,650,625 Common Shares unless any increase is authorized by the Shareholders of the Corporation. As of the date of this Circular, the maximum number of Common Shares that remain available for future option grants under the Stock Option Plan is 679,943 Common Shares (representing 0.4% of the Common Shares that were outstanding as of the date of this Circular). The maximum number of Common Shares subject to outstanding options is 2,613,417 Common Shares (representing 2% of the outstanding Common Shares). In 2011, 178,726 stock options were granted, which represent 0.1% of the total number of Common Shares outstanding on a fully diluted basis as at December 31, 2011. Common Shares underlying options that are not exercised or that are terminated on the exercise of connected SARs shall again be available for subsequent option grant under the Stock Option Plan.

Basis for Compensation Decisions

Peer Groups

Target compensation levels for Agrium executives are set at the median of comparator peer groups, with the exception of the current Chief Executive Officer. For the final two years of Mr. Wilson's tenure as Chief Executive Officer (2011 - 2013), his target compensation levels will be set near the 75th percentile of the applicable peer group. The peer group for Agrium's Chief Executive Officer, Chief Financial Officer, other Executive Vice Presidents, President, Retail and President, Wholesale consists of U.S. headquartered chemical and fertilizer companies (the **"U.S. Peer Group"**). This group consists of Agrium's direct broader industry competitors and reflects that the talent pool for these positions is largely U.S. based and industry-focused. For other corporate leadership positions, including all other Senior Vice Presidents and other executive level positions, the peer group consists of a 50%/50% blend of U.S. chemical peer companies and a select sample of comparably sized Canadian companies from a range of capital intensive industries (the **"Mixed Peer Group"**). This peer group reflects the types of organizations with which Agrium competes for talent for these executives and reflects that the talent pool is typically broader, and considers such factors as size, industry, and complexity of operations. The following table provides an overview of the 2011 U.S. Peer Group and Mixed Peer Group as compared to the Corporation[(1)]:

	Agrium	U.S. Peer Group	Mixed Peer Group
Industry	Chemicals and Fertilizer	Chemicals, Fertilizers, Minerals and Agricultural Goods	Chemicals, Fertilizers, Minerals, Oil & Gas and Industrial Manufacturing
Location(s)	Canadian based with U.S. and international operations	U.S. based	U.S. and Canadian based

	2011 Results	Median	75th Percentile	Median	75th Percentile
Sales (millions U.S. $)	$15,470	$ 8,773	$11,237	$ 9,127	$11,731
Market Capitalization (millions U.S. $)	$10,603	$15,130	$29,135	$15,264	$31,731
Assets (millions U.S. $)	$13,140	$14,291	$16,307	$15,787	$25,386
Employees (000s)	14.8	14.3	23.4	12.0	20.3

Note:

(1) Agrium reports its financial results in U.S. dollars. Information concerning peer group companies reporting in Canadian dollars has been converted at a rate of U.S. $1.00 = Cdn. $0.9891, the average annual exchange rate for 2011. Market capitalization has been converted from Cdn. $ to U.S. $ using the Bank of Canada noon exchange rate on December 31, 2011, of U.S. $1.00 = Cdn. $1.0170.

Companies in U.S. Peer Group	Companies in Mixed Peer Group	
AGCO Corporation	AGCO Corporation	Lubrizol Corporation
Air Products & Chemicals, Inc.	Air Products & Chemicals, Inc.	Monsanto Company
Ashland Inc.	Ashland Inc.	The Mosaic Company
Celanese Corporation	Barrick Gold Corporation	Nexen Inc.
Eastman Chemical Company	Celanese Corporation	Potash Corporation of Saskatchewan Inc.
Ecolab, Inc.	Canadian National Railway Company	PPG Industries, Inc.
Huntsman International LLC	Canadian Natural Resources Ltd.	Praxair, Inc.
Lubrizol Corporation	Canadian Pacific Railway Limited	SNC-Lavalin Group Inc.
Monsanto Company	Eastman Chemical Company	Talisman Energy Inc.
The Mosaic Company	Enbridge Inc.	Teck Resources Ltd.
Potash Corporation of Saskatchewan Inc.	Ecolab, Inc.	TransCanada Corporation
PPG Industries, Inc.	Finning International Inc.	Viterra Inc.
Praxair, Inc.	Huntsman International LLC	

The HR&C Committee, in consultation with its compensation consultant, reviews the U.S. Peer Group and Mixed Peer Group annually to ensure that they continue to be appropriate. The peer groups were used to evaluate executive compensation at the completion of fiscal 2011. The criteria used for determining the companies included in the peer groups include that each company (i) is autonomous and publicly-traded, (ii) has comparable revenues to that of Agrium, (iii) is in the chemicals industry for the U.S. Peer Group and a capital intensive business (e.g. chemicals, energy services, forest products, industrial manufacturing, mining and oil & gas) for the Mixed Peer Group, (iv) is similarly sized considering assets, market capitalization and number of employees, and (v) has robust compensation data available. The peer groups have been chosen by the HR&C Committee as appropriate comparator groups because they represent a cross-section of companies from different sectors that are similar to Agrium in terms of size of assets and revenue. In 2011, the HR&C Committee made revisions to the U.S. Peer Group and Mixed Peer Group primarily to reflect growth in Agrium's size relative to its peers and industry consolidation. These revised peer groups will be utilized to evaluate executive compensation at the completion of fiscal 2012.

In addition to the U.S. Peer Group and Mixed Peer Group, Agrium uses a designated group of competitors (the **"PSU Peer Group"**) against which it measures its Total Shareholder Return for the purpose of PSU performance vesting. The criteria used for determining the companies included in the PSU Peer Group include that each company (i) is in the chemical, fertilizer or agricultural sector, (ii) has a comparable market capitalization to that of Agrium, (iii) has a similar risk profile to that of Agrium, and (iv) has a similar total shareholders' return to that of Agrium. The PSU Peer Group has been chosen by the HR&C Committee as an appropriate comparator group for measuring total shareholder return, as it is representative of investment opportunities for equity investors seeking exposure to our industrial sector. Some of the members of the PSU Peer Group are included in either one or both of the U.S. Peer Group and Mixed Peer Group; however, the U.S. Peer Group and Mixed Peer Group are broader than the PSU Peer Group as they include a range of companies against which Agrium competes for executive talent but that may not be appropriate for comparing shareholder returns. The members of the PSU Peer Group used for the 2011 PSU grant are:

AGCO Corporation	CF Industries Holding, Inc.	The Mosaic Company
Airgas Inc.	Eastman Chemical Company	Olin Corporation
Albemarle Corporation	FMC Corporation	Potash Corporation of Saskatchewan Inc.
Cabot Corporation	Methanex Corporation	The Scotts Miracle-Gro Company

The HR&C Committee, in consultation with its compensation consultant, reviews and updates the PSU Peer Group at least bi-annually to ensure that it continues to be appropriate. Certain changes were made to the PSU Peer Group in 2011 which included increasing the size of the PSU Peer Group from 13 to 17 companies and removing three companies from the PSU Peer Group no longer considered to be comparable to Agrium in terms of size or sector. The anticipated benefits resulting from the foregoing changes include the inclusion of a greater number of companies from the chemical, fertilizer and agriculture industries in the PSU Peer Group and promoting a peer group more in line with Agrium in terms of market capitalization. The revised PSU Peer Group will be utilized for evaluating relative Total Shareholder Return for the 2012 PSU grant.

Target Level Compensation

The table below sets out (i) the target level of compensation for NEOs assuming desired performance and achievement of goals, and (ii) the manner in which actual compensation can vary from the targeted level of compensation.

Compensation Element	Compensation Target vs. Peer Group	Actual Compensation
Standard Compensation		
Base Salary		
Chief Executive Officer (2011 - 2013)	For 2011 - 2013, near the 75th percentile of U.S. Peer Group.	Actual base pay will be higher or lower than the targeted positioning depending on the executive's experience, ongoing contribution to the business and level of sustained performance. See "Determining Actual Compensation" (below) for specifics on base salary determinations.
NEOs (other than Chief Executive Officer)	Near median (50th percentile) of U.S. Peer Group or Mixed Peer Group (as applicable). Base pay targets matched to comparable roles among peer companies.	
Benefits and Perks	Near median of U.S. Peer Group or Mixed Peer Group (as applicable).	Near targeted positioning.
Pension Arrangements	Near median of U.S. Peer Group or Mixed Peer Group (as applicable).	Near targeted positioning.
Performance Based/At-Risk Compensation		
Annual Incentives		
Profit Sharing Plan and Performance Recognition Plan		
Chief Executive Officer (2011 - 2013)	For 2011 - 2013, total annual incentive payout is targeted near the 75th percentile of U.S. Peer Group.	*Profit Sharing Plan:* Performance at the target level will result in a "Target" level award. In 2011, the Target award was 5% of base salary. Performance significantly above expectations can result in a "Maximum" award. In 2011, the Maximum award level was 10% of base salary.
NEOs (other than Chief Executive Officer)	Total annual incentive payout is targeted near the median of U.S. Peer Group or Mixed Peer Group (as applicable).	Performance below a defined threshold can result in zero Profit Sharing Plan incentive payable. *Performance Recognition Plan:* Performance at the target level will result in Target level award. In 2011, Target award was: • 105% of base salary for Chief Executive Officer, and • 60% of base salary for other NEOs.

55

Compensation Element	Compensation Target vs. Peer Group	Actual Compensation
		Performance significantly above expectation can result in a Maximum award. In 2011, Maximum award was:
		• 210% of base salary for Chief Executive Officer, and
		• 120% of base salary for other NEOs.
		Performance below a defined threshold can result in zero Performance Recognition Plan incentive payable.
		See "Determining Actual Compensation" (below) for specifics on annual incentive compensation determinations.
Long-Term Incentives		
Stock Options, SARs & PSUs		
Chief Executive Officer (2011 - 2013)	For 2011 - 2013, the targeted expected value of grants is near the 75th percentile of the value of target long-term incentives among the U.S. Peer Group.	Individual grants can be higher or lower and will reflect the level of sustained contribution of each executive.
NEOs (other than Chief Executive Officer)	The targeted expected value of grants is near the median of the value of target long-term incentives among the U.S. Peer Group or Mixed Peer Group (as applicable) by level. For all NEOs, the maximum LTIP grant opportunity is 120% of target.	In addition, the number of PSUs that vest is performance based and additional PSUs may be awarded based on relative Total Shareholder Return performance (maximum increase in award is 150% if Total Shareholder Return is at 75th percentile or better). See "Determining Actual Compensation" (below) for specifics on long-term incentive compensation determinations.

Determining Actual Compensation

The underlying principle for executive pay throughout the Corporation is "pay-for-performance". The Corporation sets clearly defined standards of performance for all variable elements of total compensation, and annually defines the level of performance required to meet threshold, target and maximum pay opportunities. The disclosure contained herein is focused on the compensation of the NEOs, and the performance objectives discussed below are those that were applicable in the determination of NEO compensation in 2011.

Where possible, performance is measured using objective performance goals. However, in some circumstances subjective measures are more appropriate. Where subjective goals are used to measure performance and award compensation, they are defined in as detailed a manner as possible so that the evaluator (being the HR&C Committee for the Chief Executive Officer and the Chief Executive Officer for the other NEOs) can use their business judgement to make an appropriate assessment on the basis of evidence presented as to the achievement of the goal. All senior executives are evaluated against a number of objective goals, and no senior executive is evaluated solely on the basis of subjective performance goals.

Corporate Performance Objectives

The following table (i) summarizes the corporate performance objectives (including the key performance indicators **"KPIs"**) that are linked to NEO compensation determinations), (ii) sets out the Corporation's performance in 2011 as against these objectives, (iii) identifies the link between each goal and overall corporate strategy, and (iv) identifies the pay elements to which each goal/objective is connected.

KPIs are set on the basis of the Corporation's internal budget, where: (i) "**Target**" level goals identify the performance necessary to achieve the Corporation's budget and receive compensation at the Target award level, (ii) "**Maximum**" level goals identify the performance necessary to achieve maximum compensation, and (iii) "**Threshold**" levels identify the point at which reduced compensation is payable and below which no compensation is payable for that metric.

	2011 Performance Goals[1][2]	Outcomes	2011 Result	Corporate Strategy & Pay Link
1.	Increase our profitability by meeting or exceeding EBITDA[3] targets in 2011.	Target Exceeded	We achieved consolidated EBITDA of a record $2.7 billion in 2011, which exceeded our target of $2 billion by 35%.	Corporate profitability Links to Corporate Profit Sharing Plan (100% of payment determination)
2.	Ensure a disciplined approach to investment, including meeting or exceeding expectations with respect to having Return on Capital Employed ("**ROCE**")[4] in excess of Agrium's weighted average cost of capital.	Target Exceeded	We achieved ROCE of 19% in 2011, which exceeded our Maximum level goal of 11% by 73%.	Disciplined approach to investment Links to Corporate Performance Recognition Plan (10% of corporate score determination)
3.	Improve the Corporation's core business and increase its competitiveness by meeting or exceeding budget, including targets for Earnings Per Share (EPS) and Operating Cash Flow (OCF).	Target Achieved	We exceeded our diluted EPS Target level goal by 23% and achieved our OCF target level goal.	Improve core business and increase competitiveness Links to Corporate Performance Recognition Plan (45% of corporate score determination)
4.	Improve measurable safety and environmental indices, including reduction of employee and contractor total recordable injuries and reduction in environmental events.	Target Partially Achieved	We set aggressive EHS&S targets representing continuous year-over-year improvement. We exceeded our Target level goal for employee total recordable injury rates and lost time, and we exceeded our Maximum level goal with excellent results for our measure of environmental incident rates. However, we experienced an employee fatality in Retail and a contractor fatality in Wholesale.	Improve core business and increase competitiveness Links to Corporate Performance Recognition Plan (15% of corporate score determination)
5.	Continue to drive our strategy of growing to a leadership position in the industry, by successfully integrating acquisitions and continuing to grow Agrium through profitable investments.	Target Achieved	We achieved our Target level goal of effective use of cash flow in achievement of strategic growth initiatives.	Grow to Industry Leadership Position Links to Corporate Performance Recognition Plan (20% of corporate score determination)
6.	Show measurable success in creating and sustaining a high performance culture, including leadership development, employee succession planning and retention. The focus for 2011 was to continue to develop a global and diverse workforce.	Target Exceeded	We exceeded our Target level goal by continuing to build a culture that fosters our core values and beliefs measured by employees and external recognition. Agrium was recognized in 2011 as one of (i) Canada's Top 100 Employers, (ii) Alberta's Top 55 Employers, (iii) Canada's Best Diversity Employers and (iv) Canada's Top 10 Most Admired Corporate Cultures.	Create and Sustain a High Performance Culture Links to Corporate Performance Recognition Plan (10% of corporate score determination)

Notes:

(1) Information regarding performance measures is disclosed in the limited context of annual and long-term performance based awards and should not be understood to be statements of management's expectations or estimates of results or other guidance. Agrium specifically cautions investors not to apply these statements in other contexts.

(2) The Corporation has identified the key metrics which are used to determine Profit Sharing Plan and Performance Recognition Plan payments. Target level performance objectives are intended to be reflective of challenging performance in which significant effort is required to successfully achieve them (i.e. a 50% chance of exceeding or not achieving target). Performance beyond target/plan levels is reflective of outstanding performance relative to expectations where a sustained level of high performance is required.

(3) EBITDA is the Corporation's net earnings (loss) from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment and is not a recognized measure under IFRS. The Corporation uses EBITDA, among other measures, to assess the operating performance of its ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items.

(4) ROCE (Return on Capital Employed) is a measure of the return generated by the long-term assets and net non-cash working capital of Agrium. ROCE is calculated as after-tax EBIT divided by the average long-term assets and net non-cash working capital over the year. The resulting ratio represents the efficiency with which working capital and long-term assets are being utilized to generate EBIT. EBIT is the Corporation's earnings from continuing operations before finance costs and income taxes.

NEO Performance Objectives

NEO performance objectives represent key areas of strategic focus for the NEO over the year and are critical to the achievement of the Corporation's business strategy. NEO's individual performance (assessed on the basis of goal achievement and responsibilities) is linked to the amount of any base salary increase, is a factor in the determination of the amount of any Performance Recognition Plan payment, and impacts the total amount of long-term incentive compensation awarded (including grants of options, SARs and PSUs).

The following table (i) provides a biography of each NEO setting out their key areas of corporate responsibility, (ii) provides a summary of any additional 2011 achievements of each NEO, and (iii) sets out each NEO's performance objectives and performance against such objectives in 2011, including (if applicable) descriptions of Business Unit performance goals for which an NEO is responsible:

Michael M. Wilson



Biography. Michael M. Wilson, President & Chief Executive Officer, joined Agrium as Executive Vice President and Chief Operating Officer in August of 2000. Mr. Wilson is a graduate of the University of Waterloo, Ontario where he earned his degree in Chemical Engineering. He brings over 30 years of international and executive management experience in the chemical industry. Prior to joining Agrium, Mr. Wilson was President of Methanex Corporation, a leading global producer of methanol headquartered in Vancouver, B.C. In addition, he held various senior positions in North America and Asia during his 18 years with Dow Chemical.

In addition to the achievement of the individual objectives set out below, under Mr. Wilson's leadership, Agrium has achieved the following awards and recognitions (among others):

- Canadian Dealmaker of the Year for the Materials Industry for the year 2007 in connection with the UAP transaction;
- one of Canada's Top 100 Employers for the year 2006 and for the last three consecutive years;
- one of Alberta's Top 55 Employers for the last seven consecutive years;
- one of Canada's Best Diversity Employers for the last three consecutive years; and
- one of Canada's Top 10 Most Admired Corporate Cultures for the year 2011.

Mr. Wilson was also named Calgary Businessman of the year in 2008.

Since Mr. Wilson was appointed President & Chief Executive Officer of the Corporation in 2003, its market capitalization has increased from $1.6 billion to $10.6 billion as at December 31, 2011.

Public Directorships
- Celestica Inc., a technology company (TSX, NYSE)

2011 Performance Goals	Outcomes	2011 Result
1. Continue to grow and stabilize earnings across Agrium.	Target Achieved	Agrium has had a very successful year in the area of growth and stabilizing earnings. In particular: In Retail, we completed 17 retail acquisitions, representing 32 additional locations and anticipated annual sales of nearly $210 million. The acquisitions this year were located in the United States and Canada, which will enable Agrium to continue strengthening our footprint in these key markets and leverage off our strengths in our core markets. The significant growth in our stable Retail Business Unit was a key factor in the decision to quadruple the size of our dividend payment announced in December 2011. In Wholesale and AAT, we completed a combination of expansions and acquisitions: • in Wholesale, final Board approval was obtained for the brownfield expansion project at Agrium's potash mine at Vanscoy, Saskatchewan on December 13, 2011 with no change in the anticipated timeline or cost profile from that communicated in early 2011. The expansion project is expected to ultimately add approximately one million tonnes of annual production capacity (which would be a 50% increase to our existing potash capacity); • in Wholesale, we acquired Cerealtoscana and Agroport, which represent valuable additions to Agrium Europe's distribution channel by adding additional storage and distribution capability in central Europe, and a new storage terminal in Argentina; • in Retail and AAT, we acquired Tetra Micronutrients, which contributed to the growth of both the Retail and AAT Business Units as their liquid micronutrient business was incorporated into Retail operations and the dry micronutrient business helped grow AAT's existing presence in this market; • in AAT's horticulture and turf business in Western Canada, we acquired Evergro, which contributed to the growth in AAT's horticulture and turf business in Western Canada; and • in AAT, we decided to proceed with a further 136,000 metric tonne expansion at our existing New Madrid, Missouri location, more than doubling production capacity of our controlled-release ESN product at this facility.
2. Capture AUD $17 million in synergies from the AWB acquisition and take actions to capture AUD $40 million or more in 2012 and beyond.	Target Partially Achieved	The delay in securing the necessary approval from the Australian government for the divestiture of AWB's commodity management businesses and the record flooding in the first quarter of 2011 meant that we were delayed in achieving the planned AUD $17 million in synergies forecasted for 2011. However, we completed the divestiture of AWB's commodity management business in May 2011 and we remain committed to achieving AUD $40 million in synergies from the AWB acquisition by the end of 2012.
3. Secure a long-term phosphate rock supply contract for Agrium's Redwater phosphate facility.	Target Achieved	We secured a long-term rock supply agreement with OCP of Morocco to purchase phosphate rock to supply our Redwater, Alberta phosphate facility, starting the second half of 2013 for a period up to 2020. The phosphate rock from OCP will replace the phosphate rock currently supplied from our mine at Kapuskasing, Ontario which is expected to be depleted at that time.
4. Progress the Egypt nitrogen facility (in which Agrium has a 26% equity position) to bring both trains on-stream on schedule by the middle of 2012.	Target Not Achieved	The Egypt nitrogen facility expansion was progressing on its planned timeline until the Egyptian elections were announced in the fourth quarter of 2011 and civil unrest resulted in a suspension of construction activities. The suspension in construction is expected to delay the start up of the new ammonia/urea facility, however we are optimistic that production and construction activities will resume in the near future. A government appointed committee recently reconfirmed the facility's strong environmental and safety performance.

2011 Performance Goals	Outcomes	2011 Result
5. Commence brownfield de-bottlenecking project in the second half of 2011 at our Profertil nitrogen facility in Argentina (in which Agrium has a 50% joint-venture interest).	Target Achieved	We commenced a brownfield de-bottlenecking project at our Argentine Profertil nitrogen facility. The project is expected to be completed by 2014 and will increase the facility's total annual production capacity by more than 10% and significantly lower per unit cost through increased gas efficiency.
6. Drive for continuous improvement in environmental, health, safety and security across all business units.	Target Partially Achieved	We met or exceeded a majority of our EHS&S KPIs, including for employee total recordable injury rates and lost time, and we had excellent results for our measure of environmental incident rates. However, we experienced an employee fatality in Retail and a contractor fatality in Wholesale.
7. Implement International Financial Reporting Standards ("IFRS") without disruption to the business or external reporting, while preparing investment community for any significant change to reported results.	Target Achieved	During 2011, Agrium implemented IFRS without disruption to the business, external reporting or stakeholders.
8. Develop and receive Board approval for updated corporate strategy and in particular, a well-defined international growth strategy with measurable objectives.	Target Achieved	Agrium conducted a number of thorough reviews and engaged in significant dialogue with the Board on its international strategy which resulted in Board approval for the 2012 Corporate Strategy in December of 2011.
9. Continue to foster a strong relationship between management and the Board.	Target Achieved	Board relationship continues to be very strong as evidenced by the results of the annual Board evaluation. See "Section Three: Corporate Governance — Our Board — Board Performance Evaluation".
10. Further develop Chief Executive Officer and management succession plans.	Target Achieved	The Chief Executive Officer and senior management succession plans continue to progress and be implemented.

Stephen G. Dyer



Biography. Stephen Dyer started his career with Imperial Oil in 1991 and joined Agrium in 1996 following the Company's acquisition of Viridian Inc. Throughout his career with Agrium, Stephen has held various positions within Agrium including manufacturing, marketing and business development.

In December 2005, Stephen became an officer of the company in his role as Vice President, Manufacturing. In June of 2009, he accepted the position of Vice President, West Region, Retail. He was responsible for the western region of Crop Production Services – Agrium's Retail division.

In May 2011, Stephen was appointed Executive Vice President & Chief Financial Officer. In this role, he is responsible for Treasury, Tax, Controllers, Information Technology and Human Resources.

Stephen is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA).

Stephen is a graduate of the Queen's University in Ontario where he earned his Bachelor of Science degree in Chemical Engineering.

2011 Performance Goals	Outcomes	2011 Result
1. Achieve seamless transition to new role as Chief Financial Officer and to new incumbent of previous role.	Target Achieved	Achieved transition without disruption to the business or stakeholders.
2. Achieve target financial results for Retail West Region.	Target Achieved	At time of transition, the Region was tracking better than targets.

2011 Performance Goals	Outcomes	2011 Result
3. Maintain strong capital structure and ongoing access to capital markets to support corporate growth objectives.	Target Achieved	Renegotiated and expanded our North American and Australia bank credit arrangement to $1.7 billion to meet current and future needs. Renegotiated bank credit arrangements (Europe and South America) to support operational needs of subsidiaries and joint venture.
4. Ensure Agrium's financial and related reporting deliverables are IFRS compliant in accordance with organizational and regulatory time frames.	Target Achieved	In 2011, we completed the implementation and reported under IFRS without disruption to the business, external reporting and other stakeholders.
5. Continue to enhance business processes, information systems, and staff depth to support a growing organization with increased complexity.	Target Achieved	Successful consolidation of major information system into a single data center. Implemented several enhancements to our corporate systems to further streamline business processes within the organization. Continue to have excellent system availability for the corporation (99% system up time).
6. Continue to focus on maintaining optimal corporate liquidity through continual improvement in the management of cash flow and working capital.	Target Achieved	Continued to enhance cash flow and working capital forecasting accuracy through analysis and systems support including the implementation of the next phases of a new Treasury Management System. Reduced cash flow cycle time and working capital as a percentage of revenue versus 2010. Continue to incorporate working capital performance into our incentive programs.
7. Ensure Agrium continues to maintain and enhance our workforce culture, engagement, and diversity.	Target Achieved	In 2011 we completed our bi-annual employee survey with participation from 81% of our employees. Overall results from the survey continue to be very positive and comparable to the previous survey. Agrium was recognized in 2011 as one of (i) Canada's Top 100 Employers, (ii) Alberta's Top 55 Employers, (iii) Canada's Best Diversity Employers and (iv) Canada's Top 10 Most Admired Corporate Cultures.

Leslie O'Donoghue



Biography. Leslie O'Donoghue has been employed at Agrium since 1999. Prior to joining Agrium, she was a partner at Blake, Cassels & Graydon LLP. Ms. O'Donoghue completed her Economics degree at University of Calgary in 1984 and her LL.B. at Queen's University in 1988, and was admitted to the Alberta Bar in 1989.

On May 10, 2011, Ms. O'Donoghue changed her role from Chief Legal Officer & Senior Vice President, Business Development to become Executive Vice President, Operations. In her capacity as Chief Legal Officer & Senior Vice President, Business Development, Ms. O'Donoghue responsibilities included corporate strategy and business development, mergers and acquisitions and legal affairs. In her capacity as Executive Vice President, Operations, Ms. O'Donoghue has overall responsibility for all of Agrium's North American and global operations.

In addition to the achievement of the individual objectives set out below, Ms. O'Donoghue has achieved the following awards and recognitions:

- Top Dealmaker of the Year at the 2009 Canadian General Counsel Awards in connection with the UAP transaction;
- named one of Canada's Most Powerful Women: Top 100 in 2009 and 2011 by the Women's Executive Network; and
- named Co-Chair, Calgary and Area, of the 2012 United Way Campaign.

Public Directorships

- Pembina Pipeline Corporation, an energy infrastructure company (TSX)

2011 Performance Goals	Outcomes	2011 Result
1. Complete the sale of AWB's Commodity Management business and integrate AWB's Landmark business to capture target level synergies from the AWB acquisition.	Target Partially Achieved	The delay in securing the necessary approval from the Australian government for the divestiture of AWB's Commodity Management business and the record flooding in the first quarter of 2011 meant that we were delayed in achieving the planned AUD $17 million in synergies forecasted for 2011. However, we completed the divestiture of AWB's Commodity Management business in May 2011 and we remain committed to achieving AUD $40 million in synergies from the AWB acquisition by the end of 2012.
2. Achieve transition to new role as Executive Vice President, Operations.	Target Achieved	Achieved seamless transition to new role without disruption to the business or stakeholders.
3. Continue to build Shareholder value across the value chain by meeting or exceeding EBITDA targets in 2011.	Target Achieved	Retail had its best year ever with EBITDA of $769 million in 2011, an increase of $244 million over 2010 EBITDA. Wholesale had its best year ever with EBITDA of $2.0 billion in 2011, an increase of $900 million over 2010 EBITDA. AAT achieved EBITDA of $34 million in 2011, compared to $31 million in 2010.
4. Continue to build Shareholder value across the value chain by: • reducing working capital invested in Retail as a percentage of revenues; and • evaluating and progressing potential acquisitions and growth initiatives.	Target Achieved	In Retail: • working capital as a percentage of revenues was 21% in 2011 compared to 25% in 2010; and • we completed 17 retail acquisitions, representing 32 additional locations and anticipated annual sales of nearly $210 million. The significant growth in our stable Retail Business Unit was a key factor in the decision to quadruple the size of our dividend payment announced in December 2011. In Wholesale and AAT, we completed a combination of expansions and acquisitions: • in Wholesale, we continued to implement the brownfield expansion project at Agrium's potash mine at Vanscoy, Saskatchewan, which is expected to ultimately add approximately one million tonnes of annual production capacity (a 50% increase to our existing potash capacity); • in Wholesale, we acquired Cerealtoscana and Agroport; • in Retail and AAT, we acquired Tetra Micronutrients; • in AAT's horticulture and turf business in Western Canada, we acquired Evergro; and • in AAT, we decided to proceed with a further 136,000 metric tonne expansion at our existing New Madrid location, more than doubling production capacity of our controlled-release ESN product at this facility.
5. Drive for continuous improvement in environmental, health, safety and security across all business units.	Target Partially Achieved	We met or exceeded a majority of our EHS&S KPIs, including for employee total recordable injury rates and lost days, and we had excellent results for our measure of environmental incident rates. However, we experienced an employee fatality in Retail and a contractor fatality in Wholesale.

Bruce G. Waterman



Biography. Bruce G. Waterman joined Agrium as Senior Vice President, Finance & Chief Financial Officer, in April of 2000. Mr. Waterman was appointed Executive Vice President and Chief Strategy Development & Investment Officer on May 10, 2011. In this role, Mr. Waterman was responsible for corporate strategy, business development, mergers and acquisitions and investor relations.

Mr. Waterman is a graduate of Queen's University in Ontario where he earned his degree in Commerce in 1973, and achieved his Chartered Accountant designation in 1975. Mr. Waterman brings more than 35 years of financial and management experience to his role at Agrium. Prior to joining Agrium, Mr. Waterman served as Vice President, Finance & Chief Financial Officer of Talisman Energy in Calgary.

In addition to the achievement of the individual objectives set out below, Mr. Waterman has achieved the following awards and recognitions:

- named as Canada's Chief Financial Officer of the Year™ for the year 2008; and
- recognized as a Fellow of the Chartered Accountants in the year 2011.

Public Directorships:

- Encana Corporation, an energy company (TSX, NYSE)
- Irving Oil Limited, a private refining and marketing company

2011 Performance Goals	Outcomes	2011 Result
1. Ensure seamless transition of senior financial roles in Agrium to new incumbents in 2011.	Target Achieved	All new incumbents fully trained and qualified in their new roles. All financial activities performed capably in 2011.
2. Develop and receive Board approval for updated corporate strategy and in particular, a well-defined international growth strategy with measurable objectives.	Target Achieved	Clarified key elements of business strategy, with defined opportunity evaluation criteria and prioritized growth opportunities.
3. Continue to identify and capture growth opportunities across Agrium's existing business value chain.	Target Achieved	In Retail, we completed 17 retail acquisitions, representing 32 additional locations and anticipated annual sales of nearly $210 million. The significant growth in our stable Retail Business Unit was a key factor in the decision to quadruple the size of our dividend payment announced in December 2011. In Wholesale and AAT, we completed a combination of expansions and acquisitions: • in Wholesale, we acquired Cerealtoscana and Agroport; • in Retail and AAT, we acquired Tetra Micronutrients; and • in AAT's horticulture and turf business in Western Canada, we acquired Evergro.
4. Streamline and consolidate risk management processes related to financial activities in Agrium.	Target Achieved	Risk management activities in financial areas reorganized and consolidated under new Chief Risk Officer.
5. Identify potential new growth opportunities in new geographies and adjacent business areas.	Target Achieved	New growth geographies identified and prioritized, specific business opportunities defined, and capture tactics being implemented.

Richard L. Gearheard



Biography. Richard L. Gearheard has served as Senior Vice President, Agrium and President of the Retail Business Unit since August 1996. He has also worked in various capacities with other Agrium Retail companies such as Western Farm Service as Vice President, Northwest Region and Crop Production Services as Vice President and Chief Financial Officer. In 1983, he participated in the formation of Crop Production Services through a leveraged buyout. During his career, he has been involved with company-changing acquisitions and post-acquisition integrations including PureGro, Western Farm Service, Royster-Clark, UAP and Landmark.

2011 Performance Goals	Outcomes	2011 Result
1. Continue to build Shareholder value across the value chain by meeting or exceeding EBITDA targets in 2011.	Target Achieved	Retail had its best year ever with EBITDA of $769 million in 2011, an increase of $244 million over 2010 EBITDA.
2. Continue to build Shareholder value across the value chain by: • reducing working capital invested in Retail as a percentage of revenues; and • evaluating and progressing potential acquisitions and growth initiatives.	Target Achieved	In Retail: • working capital as a percentage of revenues was 21% in 2011 compared to 25% in 2010; and • we completed 17 retail acquisitions, representing 32 additional locations and anticipated annual sales of nearly $210 million. The significant growth in our stable Retail Business Unit was a key factor in the decision to quadruple the size of our dividend payment announced in December 2011.
3. Implement the organization plan for the Landmark business to capture target level synergies from the AWB acquisition.	Target Partially Achieved	Facility profitability was improved, proprietary product sales were increased and product rebates were up over the previous year. However, total product margins decreased and the targeted reduction in general and administrative expenses was not achieved by reason of higher than expected costs associated with the finalization of the system implementation.
4. Drive for continuous improvement in environmental, health and safety across all business units.	Target Partially Achieved	We met or exceeded a majority of our EHS&S KPIs, including for employee total recordable injury rates and lost days. These results were the best ever achieved by the Retail Business Unit. However, we experienced an employee fatality in Retail.

Ron A. Wilkinson



Biography. Ron A. Wilkinson is Senior Vice President, Agrium and President of the Wholesale Business Unit. Mr. Wilkinson joined Agrium in 1996 through the acquisition of Viridian Inc. and held positions with the organization including Vice President Operations and Technology, Director, Technical Services, General Manager of South American Operations, General Manager of Operations and Projects, Asia Pacific, and Manager of Transportation. Mr. Wilkinson has also worked for Sherritt Inc., Imperial Oil, Exxon Chemical Pakistan Limited and Esso Chemical Canada. Mr. Wilkinson has over 30 years of engineering, operations and business management experience within the petrochemical industry. A graduate of the University of Alberta with a B.Sc. in Chemical Engineering, Mr. Wilkinson is a member of The Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA).

2011 Performance Goals	Outcomes	2011 Result
1. Continue to build Shareholder value across the value chain by meeting or exceeding EBITDA targets in 2011.	Target Achieved	Wholesale had its best year ever with EBITDA of $2.0 billion in 2011, an increase of $900 million over 2010 EBITDA.
2. Obtain final Board approval on the brownfield expansion project at Agrium's potash mine at Vanscoy, Saskatchewan.	Target Achieved	Final Board approval was obtained for the brownfield expansion project at Agrium's potash mine at Vanscoy, Saskatchewan on December 13, 2011 with no change in the anticipated timeline or cost profile from that communicated in early 2011. The expansion project is expected to ultimately add approximately one million tonnes of annual production capacity (which would be a 50% increase to our existing potash capacity).

2011 Performance Goals	Outcomes	2011 Result
3. Progress the Egyptian nitrogen facility to bring both trains on-stream on schedule by mid-2012.	Target Not Achieved	The Egypt nitrogen facility expansion was progressing on its planned timeline until the Egyptian elections were announced in the fourth quarter of 2011 and civil unrest resulted in a suspension of construction activities. The suspension in construction is expected to delay the start up of the new ammonia/urea facility.
4. Secure a long-term phosphate rock supply contract for Agrium's Redwater phosphate facility.	Target Achieved	We secured a long-term rock supply agreement with OCP of Morocco to purchase phosphate rock to supply our Redwater, Alberta phosphate facility, starting the second half of 2013 for a period up to 2020. The phosphate rock from OCP will replace the phosphate rock currently supplied from our mine at Kapuskasing, Ontario which is expected to be depleted at that time. Contracts for the associated ocean freight, rail freight and terminal services were also signed.
5. Drive for continuous improvement in environmental, health and safety across all business units.	Target Partially Achieved	We met or exceeded our EHS&S KPIs, including for employee total recordable injury rates and lost days, and we had excellent results for our measure of environmental incident rates. These results were the best ever achieved by the Wholesale Business Unit. However, we experienced a contractor fatality in Wholesale.

Setting 2011 NEO Compensation

The following table sets out the basis for compensation decisions with respect to each element of NEO compensation in 2011:

Base Salary See the "Summary Compensation Table" (below) for the total base salary paid to each NEO during fiscal 2011, 2010 and 2009.	As discussed above, base salary adjustments may be the result of (i) competitive salary adjustments (**"Competitive Adjustment"**) where needed to ensure that salary levels remain competitive on the basis of peer group market data (being the U.S. Peer Group or Mixed Peer Group, as applicable), (ii) merit increases ("**Merit Increase**") where needed to reward superior performance (NEO goals and performance in 2011 are set out under "NEO Performance Objectives" (above)), and (iii) promotional increases ("**Responsibility Increase**") in circumstances where an officer has been promoted to a position of increased responsibility and/or has taken on increased responsibility in his or her existing role. **2011 Base Salary**. NEO base salaries paid in 2011 are as follows:

NEO	2010 Base Pay[1] (U.S. $)	2011 Base Pay[1] (U.S. $)	% Increase[2]
M.M. Wilson	$1,315,662	$1,420,483	3.7%
S.G. Dyer	$ 308,000	$ 454,959	47.7%[3]
L. O'Donoghue	$ 490,339	$ 561,116	9.9%[4]
B.G. Waterman	$ 568,016	$ 606,612	2.6%
R.L. Gearheard	$ 470,000	$ 490,000	4.3%
R.A. Wilkinson	$ 500,049	$ 535,841	2.9%

Notes:

(1) Base salary is set for the period commencing March 1 of each year, following the completion of performance reviews. "2010 Base Pay" reflects the amount paid to NEOs from March 1, 2010 to February 28, 2011. "2011 Base Pay" reflects the amount paid to NEOs from March 1, 2011 to February 29, 2012. Base pay for 2010 and 2011 has been converted from Cdn. $ to U.S. $ using the 2010 and 2011 average annual exchange rates of U.S. $1.00 = Cdn. $1.0299 and U.S. $1.00 = Cdn. $0.9891, respectively.

(2) The % increase is based on 2010 and 2011 Base Pay excluding conversions related to foreign exchange rates.

(3) Stephen Dyer's salary was increased by 47.7% to reflect his appointment as Executive Vice President & Chief Financial Officer and his increased duties in that role.

(4) Leslie O'Donoghue's salary was increased by 9.9% to reflect her appointment as Executive Vice President, Operations and her increased duties in that role.

2012 Base Salary. Results from a recent market analysis suggested that a moderate base pay adjustment was warranted, and as a result, the HR&C Committee decided to increase NEO base salary by the percentages indicated in the table below.

NEO	2011 Base Pay[1] (U.S. $)	2012 Base Pay[1] (U.S. $)	% Increase[2]
M.M. Wilson	$1,420,483	$1,476,089	3.9%
S.G. Dyer	$ 454,959	$ 475,179	4.4%
L. O'Donoghue	$ 561,116	$ 581,337	3.6%
B.G. Waterman	$ 606,612	$ 631,888	4.2%
R.L. Gearheard	$ 490,000	$ 520,000	6.1%
R.A. Wilkinson	$ 535,841	$ 556,061	3.8%

Notes:

(1) Base salary is set for the period commencing March 1 of each year, following the completion of performance reviews. "2011 Base Pay" reflects the amount paid to NEOs from March 1, 2011 to February 29, 2012. "2012 Base Pay" reflects the amount paid to NEOs from March 1, 2012 to February 28, 2013. Base pay for 2011 and 2012 has been converted from Cdn. $ to U.S. $ using the 2011 average annual exchange rate of U.S. $1.00 = Cdn. $0.9891.

(2) The % increase is based on 2011 and 2012 Base Pay excluding conversions related to foreign exchange rates.

Perks, Benefits, & Pension

See the "Summary Compensation Table" (below) for the dollar value of perks and benefits received and pension benefits accrued by each NEO in fiscal 2011, 2010 and 2009.

No changes to the standard NEO perks, benefits or retirement plans (as described under the section entitled "Compensation Program Design" (above)) were made in 2011.

Profit Sharing Plan

See the "Summary Compensation Table" (below) for the total annual incentives paid to each NEO during fiscal 2011, 2010 and 2009.

As discussed above, payouts under the Profit Sharing Plan are based on achievement of EBITDA targets and can range from zero (if EBITDA is below the Threshold level) to 10% of base salary (if EBITDA meets or exceeds the Maximum level). In 2011, consolidated EBITDA was $2.7 billion which resulted in a 10% payout under the Profit Sharing Plan for eligible corporate employees (including NEOs not in Wholesale), and Wholesale employees (including Ron Wilkinson). Profit Sharing Plan payments to NEOs were awarded as follows:

NEO	2011 Salary Earned[1] (U.S. $)	Profit Sharing Plan Payment (U.S. $)	Actual Profit Plan Payment as % of Salary
M.M. Wilson	$1,410,484	$141,048	10%
S.G. Dyer	$ 398,229	$ 39,823	10%
L. O'Donoghue	$ 547,784	$ 54,779	10%
B.G. Waterman	$ 603,612	$ 60,362	10%
R.L. Gearheard	$ 486,462	$ 48,647	10%
R.A. Wilkinson	$ 532,841	$ 53,285	10%

Note:

(1) Amount reported is the aggregate base salary earned by each NEO in fiscal 2011 (base salary adjustments took effect on March 1, 2011).

Performance Recognition Plan

See the "Summary Compensation Table" (below) for the total annual incentives paid to each NEO during fiscal 2011, 2010 and 2009.

As discussed above, payouts to eligible employees under the Performance Recognition Plan are based on the achievement of corporate, business unit and individual objectives, as applicable. Payments can range from zero (if corporate, business unit and individual performance are below Threshold level) to double the target percentage of base salary (if corporate, business unit and individual performance meet or exceed Maximum level).

The formula used to calculate the Performance Recognition Plan payments to each NEO is as follows:



Calculation[1]

Actual % of Base Salary Awarded = [Corporate KPI Score[2] (75% weight CEO) (50% weight other NEOs) + Business Unit Score[3] (0% weight CEO) (25% weight other NEOs) + Individual Performance Score[4] (25% weight all NEOs)] X Target % of Base Salary[1]

Notes:

(1) Target level compensation (near the median of the applicable peer group for all NEOs) would result from achievement of the target level performance objectives and would equal between 60% and 105% of each NEO's base salary.

(2) Evaluation of corporate performance is based on achievement of specific corporate KPIs (see "Corporate Performance Objectives" (above) for the 2011 KPIs and actual 2011 achievement). The corporate performance objectives have a 75% weight for the Chief Executive Officer and a 50% weight for the other NEOs. The actual score can range from 0x target (if all corporate KPIs are below threshold) to 2x target (if maximum level corporate KPIs are achieved.)

(3) The Business Unit objectives have a 25% weight for the NEOs other than the Chief Executive Officer. The actual score can range from 0x target to 2x target based on actual Business Unit performance.

(4) Evaluation of individual performance is based on achievement of individual goals (see "NEO Performance Objectives" (above) for the NEOs' 2011 goals and achievements). The individual performance objectives have a 25% weight for the NEOs, the actual score can range from 0x target (for poor individual performance) to 2x target (for excellent individual performance).

Based on performance in 2011 and the relative weighting of each factor for each NEO, the Performance Recognition Plan compensation paid to NEOs for 2011 was as follows:

NEO	2011 Salary Earned[1] (U.S. $)	2011 Target as % of Salary	2011 Actual Performance Plan Payment (U.S. $)	Actual Performance Plan Payment as % of Salary
M.M. Wilson	$1,410,484	105%	$2,203,000	156%
S.G. Dyer	$ 398,229	60%	$ 353,490	89%
L. O'Donoghue	$ 547,784	60%	$ 484,789	89%
B.G. Waterman	$ 603,612	60%	$ 534,198	89%
R.L. Gearheard	$ 486,462	60%	$ 430,519	89%
R.A. Wilkinson	$ 532,841	60%	$ 487,550	92%

Note:

(1) Amount reported is the aggregate base salary earned by each NEO in fiscal 2011 (base salary adjustments took effect on March 1, 2011).

Stock Options, SARs & PSUs

See the "Summary Compensation Table" (below) for the grant date fair value of all share-based and option-based awards granted to each NEO during fiscal 2011, 2010 and 2009.

As discussed above, the aggregate value of each NEO's long-term incentive award is determined by the HR&C Committee on the basis of an assessment of (i) each NEO's position and responsibilities, where larger awards are granted to executives in positions with higher levels of responsibility for Agrium's long-term performance; (ii) each NEO's performance and level of sustained contribution to the Corporation; (iii) each NEO's long-term potential with the Corporation; and (iv) competitive practices with respect to the grant of long-term incentives by the applicable peer group, with total target level awards approximately aligned with the 50th percentile of the applicable peer group.

2011 Grants. In 2011, the Board and HR&C Committee determined that a 50%/50% mix of stock options/SARs and PSUs would be granted to provide a balanced focus on share price growth and Total Shareholder Return.

PSUs. The following table sets out the PSUs granted to NEOs during the fiscal year ended December 31, 2011:

NEO	PSUs (#)	Performance or Other Period Until Maturation or Payout	Grant Date Fair Value of PSUs[1] (U.S. $)
M.M. Wilson	28,005	December 31, 2013	$2,194,802
S.G. Dyer	1,503	December 31, 2013	$ 117,793
L. O'Donoghue	4,803	December 31, 2013	$ 376,420
B.G. Waterman	7,689	December 31, 2013	$ 602,601
R.L. Gearheard	4,803	December 31, 2013	$ 376,420
R.A. Wilkinson	4,401	December 31, 2013	$ 344,914

Note:

(1) Grant date fair value has been calculated in accordance with the expected life binomial lattice methodology using the Common Share price on the date of grant of U.S. $91.13 and an expected value of 86%.

The grant date fair value of the PSUs has been determined by using the closing price of the Common Shares on the day preceding the grant. PSUs granted in January 2011 vest at the end of a three-year performance cycle beginning on January 1, 2011, and ending on December 31, 2013. The number of units that vest will depend on the relative ranking of the Corporation's Total Shareholder Return over the three-year performance cycle compared to the Total Shareholder Return over the same period for the PSU Peer Group. See **Schedule "E"** for a comprehensive description of the PSU Plan.

Stock Options and SARs. The following table sets out the options to purchase Common Shares and SARs granted to each NEO during the fiscal year ended December 31, 2011:

NEO	Securities Under Options/ SARs (#) Options	SARs	Exercise or Base Price[1] (U.S. $/Security) Options	SARs	Expiration Date Options	SARs	Grant Date Fair Value[2] (U.S. $)
M.M. Wilson	55,000	—	$91.13	—	February 24, 2021	—	$2,320,625
S.G. Dyer	—	2,791	—	$91.13	—	February 24, 2021	$ 117,761
L. O'Donoghue	8,920	—	$91.13	—	February 24, 2021	—	$ 376,363
B.G. Waterman	14,282	—	$91.13	—	February 24, 2021	—	$ 602,603
R.L. Gearheard	—	8,920	—	$91.13	—	February 24, 2021	$ 376,363
R.A. Wilkinson	8,178	—	$91.13	—	February 24, 2021	—	$ 345,056

Notes:
(1) The market value of the securities underlying the options/SARs on the date of grant.
(2) Grant date fair value has been calculated in accordance with expected life binomial lattice methodology using the Common Share price on the date of grant of U.S. $91.13 and an expected value of 46.3%.

Stock options and SARs were granted at the closing price of the Common Shares on the day preceding the grant and vest in 25% increments over four years and expire ten years after the date of grant. See **Schedule "E"** for a comprehensive description of the Stock Option Plan and the SAR Plan.

2012 Grants. In February 2012, the HR&C Committee and the Board approved the following PSU, stock option and SAR grants to the NEOs:

- 73,488 PSUs, with an aggregate grant date fair value of $4,844,255, were granted to the NEOs. The PSUs granted in February 2012 vest at the end of a three-year performance cycle beginning on January 1, 2012 and ending on December 31, 2014.

- 124,727 stock options and 11,774 SARs, with an aggregate grant date fair value of $5,578,661, were granted to the NEOs. The stock options and SARs were granted at the closing price of the Common Shares on the day preceding the grant and vest in 25% increments over four years and expire ten years after the date of grant.

The 2012 grants will be reflected in the Summary Compensation Table of the 2013 Management Proxy Circular as compensation paid in fiscal 2012.

Performance Graphs: Relationship between Corporate Performance and Executive Compensation

The following table compares the cumulative five year return on our Common Shares (assuming $100 invested on December 31, 2006 and reinvestment of dividends) with the S&P/TSX Composite Index:



Agrium's stock price appreciation over the past five years has exceeded the S&P/TSX Composite Index (as illustrated above) with the exception of 2008, despite Agrium's record earnings that year. Our stock price slightly underperformed in 2008, along with those of many of the Corporation's peers and the broader global equity markets, as market sentiments turned rapidly against commodities when economic uncertainty in the U.S. and elsewhere spurred fears of an impending global economic recession. In the medium to long-term, NEO compensation is directly impacted by stock price, as a large proportion of Agrium's executive compensation is awarded in stock options, SARs and PSUs with the expectation that these awards will increase or decrease in value as the Common Share price moves over time. NEO compensation was directly impacted by the decline in the Corporation's stock price during 2008, through the corresponding decline in the value of NEOs' previously awarded long-term incentives (being unexercised stock options and SARs and unvested PSUs). Through 2009 and 2010, Agrium's stock price increased significantly resulting in an increase in the value of NEO's previously awarded long-term incentives. Similar to 2008, the value of unrealized long-term incentives decline in conjunction with the decline in Agrium's share price in 2011.

The following table shows the trend (based on the percentage change since 2006) in Agrium's EBITDA and Sales over the last five fiscal years:



Although the general trend in Agrium's Common Share price over the past five years has been favourable, given recent market events, Agrium believes that the trend in share price is not the only meaningful basis on which to measure total NEO compensation awarded. As discussed above, Agrium is committed to a "pay-for-performance" philosophy that defines the relationship between compensation, business performance and the creation of sustainable Shareholder value. The total annual compensation paid to NEOs is meaningfully linked to EBITDA and Sales and other KPIs (as discussed under "Basis for Compensation Decisions — Determining Actual Compensation — Corporate Performance Objectives" (above)) as the amount of compensation awarded to NEOs by the Board is directly impacted by Agrium's performance in these measures. As shown above for the period from 2006 to 2011, Agrium's EBITDA and Sales performance have been trending in a positive direction through to 2008 and again in 2010, with 2009 being the only exception as a result of the industry's reaction to the downturn in the economy. The trend in total NEO cash compensation has generally followed the trend in EBITDA and Sales.

Cost of Management

The cost of management ratio expresses the total of all types of compensation paid or awarded to the NEOs (including the Chief Executive Officer) as disclosed in the three-year Summary Compensation Table (below), as a percentage of net income and of market capitalization of the Corporation:

	2011	2010	2009
Total NEO Compensation (U.S. $ millions)	$19.57	$16.99	$13.20
Net Income (U.S. $ millions)	$1,375	$713	$366
Market Capitalization as of December 31 (U.S. $ millions)	$10,603	$14,497	$9,656
Cost of Management Ratio (based on Net Income)	1.42%	2.38%	3.61%
Cost of Management Ratio (based on Market Capitalization)	0.18%	0.12%	0.14%

The following table shows the cost of management ratio for compensation paid or awarded to the Chief Executive Officer as disclosed in the three-year Summary Compensation Table, as a percentage of net income and of market capitalization of the Corporation:

	2011	2010	2009
Total Chief Executive Officer Compensation (U.S. $ millions)	$9.15	$8.66	$6.47
Net Income (U.S. $ millions)	$1,375	$713	$366
Market Capitalization as of December 31 (U.S. $ millions)	$10,603	$14,497	$9,656
Cost of Management Ratio (based on Net Income)	0.67%	1.21%	1.77%
Cost of Management Ratio (based on Market Capitalization)	0.09%	0.06%	0.07%

Chief Executive Officer Look-back/Look-forward Total Take Analysis

Every two years, a thorough look-back and look-forward total take analysis for Chief Executive Officer compensation is conducted by the compensation consultant for the HR&C Committee. This involved reviewing a comparison of compensation earned over the Chief Executive Officer's tenure to performance achieved during that period (look-back) on an absolute basis. As well, stress-testing of compensation programs is conducted under various performance scenarios to understand how the programs will react to future external and internal events to ensure that there will be an ongoing link between compensation and business performance and that the appropriate amount of risk and leverage are built into the programs (look-forward). The analysis revealed a strong pay-for-performance link and a strong alignment between the Chief Executive Officer's cumulative realized and realizable compensation and shareholder value created over the same period and relative to performance of its peers. This analysis was reviewed and discussed at the end of 2011, and was considered along with market data and company performance in determining Chief Executive Officer compensation for 2012. Ensuring that Agrium maintains a strong link between compensation and performance is a key objective of this exercise. We expect to continue to conduct this examination every two years with the next analysis scheduled for the end of 2013.

Promoting and Protecting Agrium's Interests

The Board and our management have established a tone at the top for our organization that is based on uncompromising integrity and ethical standards. Every executive is expected to comply with Agrium's high ethical standards and the Board has adopted the following policies and practices to protect Agrium's interests and to align our executives' interests with those of the Shareholders:

Mandatory Share Ownership	All executive officers are expected to maintain a meaningful equity ownership in the Corporation in order to align their interests with those of Shareholders. Our Corporate Governance Guidelines set out the mandatory share ownership requirements applicable to the Corporation's executive officers. In particular, each executive officer shall maintain equity ownership (the **"Management Equity Requirement"**) as follows:

Executive Level	Approximate Multiple of Base Salary Total Equity Ownership
Chief Executive Officer	Four times
Executive Vice Presidents	Two times
President, Retail & President, Wholesale	Two times
Other Senior Vice Presidents and Vice Presidents	One time

At least 50% of the Management Equity Requirement must be satisfied through the ownership of Common Shares (the "**Common Share Requirement**") and the remainder through ownership of Common Shares and/or PSUs. Prior to February 25, 2009, there was no Common Share Requirement and the Management Equity Requirement could be satisfied solely by ownership of PSUs. Executive officers must achieve the applicable Management Equity Requirement and Common Share Requirement within five years from the time of hire or promotion into the relevant executive position except that, individuals holding executive positions with the Corporation as of January 1, 2009 must achieve the Common Share Requirement by December 31, 2014.

The level of ownership required under the Corporate Governance Guidelines can be achieved by direct purchase of Common Shares, through the exercise of stock options previously granted pursuant to the Stock Option Plan, and through the grant of PSUs pursuant to the PSU Plan. The following table sets out each of the NEO's equity ownership interest in the Corporation as of March 23, 2012:

| Officer | Total Equity Ownership Requirement (multiple of base salary) | Equity Ownership | | NEOs' "Equity-at-Risk"[2] | | Total Equity Requirement Met | Total Common Share Requirement Met |
		Common Shares (#)	PSUs (#)	Total Equity Amount[1] (U.S. $)	Multiple of Salary		
M.M. Wilson	Four times	173,910	64,396	$20,613,454	14.0	√	√
S.G. Dyer	Two times	5,020	3,519	$738,618	1.6	√[3]	√[3]
L. O'Donoghue	Two times	19,700	10,852	$2,618,257	4.5	√	√
B.G. Waterman	Two times	44,500	18,071	$5,412,383	8.6	√	√
R.L. Gearheard	Two times	42,335	11,355	$4,644,142	8.9	√	√
R.A. Wilkinson	Two times	16,150	10,448	$2,300,764	4.1	√	√

Notes:

(1) Excludes the number and value of stock options and SARs held by NEOs. See "2011 Executive Compensation — Incentive Plan Awards" (below) for details regarding the unvested stock options held by NEOs as of December 31, 2011.

(2) Amount of "Equity-at-Risk" determined on the basis of the higher of the original Common Share and/or PSU purchase/issuance price and U.S. $86.50 being the price of a Common Share as at close of business on March 23, 2012.

(3) S.G. Dyer has until 2014 to increase his share ownership.

Reimbursement of Compensation	The Corporation has an executive compensation clawback policy concerning future awards made under the Corporation's annual and long-term incentive plans. This policy permits the Board to require executive officers to reimburse all or a portion of such incentive compensation in certain situations where the Board determines it is in the Corporation's best interest to do so.
Prohibition on Hedging and Equity Monetization	The Corporation grants equity compensation to its directors and officers and has equity ownership guidelines for directors and officers aimed at aligning the interests of directors and officers with those of Shareholders. The Corporation's Securities Trading and Reporting Policy (the "**Trading Policy**"), available at www.agrium.com under "Governance", prohibits directors and officers from engaging in trading or entering into arrangements involving derivative instruments, securities or other arrangements designed to hedge or offset decreases in the market value of Agrium securities held, directly or indirectly, by them. This prohibition is based on the Corporation's view that such arrangements would reduce the risk of equity ownership and negate the alignment of interests created by equity ownership.
Code of Business Conduct and Ethics The Code is available at www.agrium.com under "Governance"	Agrium is committed to maintaining the highest standard of legal and ethical conduct in all of its activities. Agrium's directors, officers and other employees are required to comply with the Code of Business Conduct and Ethics (the "**Code**"), which sets out their commitment to (i) comply with all applicable laws, (ii) act in the best interest of the Corporation, (iii) treat customers, suppliers and others fairly and honestly, (iv) provide a safe, orderly and tolerant work environment and act with respect, cooperation and dignity toward fellow employees, (v) serve the interests of our Shareholders with integrity and loyalty, (vi) ensure our work is sensitive to the Corporation's commitment to environmental stewardship, and (vii) report violations of law or policies through appropriate channels. All senior executives, as well as other employees, annually certify compliance with the Code which is monitored by the Board and the CG&N Committee.

Among other things, the Code prohibits all directors, officers and other employees with knowledge of material non-public information from buying, selling or otherwise trading in the Corporation's securities or from conveying material non-public information to other persons who may use it for trading purposes.

See **Schedule "B"** for more information regarding the Code.

Securities Trading and Reporting Policy The Trading Policy is available at www.agrium.com under "Governance"	Agrium's Trading Policy aims to help safeguard against insider trading and to protect employees from allegations of insider trading by: (i) mandating the confidential treatment of non-public corporate information, including restrictions on access to, and transmission of, such information; (ii) restricting the trading activities of directors, officers and other employees who may know, or be presumed to know, material non-public information, including requiring all restricted persons to pre-clear trades in Agrium securities with Agrium's Legal Department and imposing standard blackout periods corresponding to the preparation of the Corporation's financial statements during which trading in Agrium's securities is prohibited; and (iii) requiring directors, officers and other employees to notify the Corporation's Legal Department of details of any trades once completed.
Option Granting Policy	In February 2009, the HR&C Committee adopted the Option Granting Policy to document the Corporation's existing practices and promote consistent and efficient administration of stock options and SARs, including (i) the procedure for annual grants, (ii) the procedure for one-off grants under the President's Award Program, (iii) meticulous record keeping, and (iv) the postponement of grants if non-public material information exists at the time of any proposed grant.
Corporate Governance	The Board and management are committed to corporate governance and have been consistently recognized for excellence in this respect. Our corporate governance systems and principles of conduct have been engrained into our business operations and culture and will continue to play an important role in promoting appropriate oversight and consistent governance practices throughout our organization. See "Section Three: Corporate Governance" and **Schedule "B"** for a detailed description of our corporate governance practices.

2011 EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the compensation earned by the Chief Executive Officer and Chief Financial Officer of the Corporation, as well as the four other most highly compensated executive officers (collectively, the "**NEOs**"), for services rendered in all capacities during 2011, 2010 and 2009. Specific aspects of this compensation are dealt with in further detail in the following tables:

Name and Principal Position	Year	Salary[1] (U.S. $)	Share-based Awards[2][4] (U.S. $)	Option-based Awards[3][4] (U.S. $)	Non-Equity Incentive Plan Compensation		Pension Value[6] (U.S. $)	All other Compensation[7] (U.S. $)	Total Compensation[8] (U.S. $)
					Annual Incentive Plans[5] (U.S. $)	Long Term Incentive Plans (U.S. $)			
M.M. Wilson	2011	$1,410,484	$2,194,802	$2,320,625	$2,344,048	—	$858,475	$26,330	**$9,154,765**
	2010	$1,300,510	$1,962,728	$1,962,728	$2,564,120	—	$842,714	$26,816	**$8,659,616**
	2009	$1,116,462	$1,985,903	$1,986,871	$ 914,801	—	$443,138	$24,184	**$6,471,359**
S.G. Dyer	2011	$ 398,229	$ 117,793	$ 117,761	$ 393,432	—	$407,731	$19,210	**$1,454,157**
	2010	$ 294,857	$ 108,601	$ 111,457	$ 238,827	—	$145,717	$ 292	**$ 899,751**
	2009	$ 274,834	$ 105,016	$ 125,011	$ 104,016	—	$ 94,723	$ 7,372	**$ 710,971**
L. O'Donoghue . . .	2011	$ 547,784	$ 376,420	$ 376,363	$ 539,568	—	$208,501	$15,352	**$2,063,989**
	2010	$ 485,604	$ 326,215	$ 323,497	$ 545,334	—	$295,172	$14,882	**$1,990,705**
	2009	$ 404,727	$ 336,183	$ 336,465	$ 261,657	—	$ 55,852	$13,354	**$1,408,237**
B.G. Waterman . . .	2011	$ 603,612	$ 602,601	$ 602,603	$ 594,560	—	$369,579	$28,443	**$2,801,398**
	2010	$ 565,175	$ 560,003	$ 560,003	$ 617,738	—	$250,047	$18,348	**$2,571,314**
	2009	$ 499,124	$ 564,925	$ 565,208	$ 306,213	—	$133,065	$21,119	**$2,089,654**
R.L. Gearheard . . .	2011	$ 486,462	$ 376,420	$ 376,363	$ 479,166	—	$342,113	$57,442	**$2,117,966**
	2010	$ 468,269	$ 353,400	$ 353,400	$ 525,867	—	$167,735	$30,999	**$1,899,670**
	2009	$ 477,692	$ 367,375	$ 367,052	$ 257,954	—	$209,093	$25,934	**$1,705,100**
R.A. Wilkinson . . .	2011	$ 532,841	$ 344,914	$ 345,056	$ 540,835	—	$194,324	$15,759	**$1,973,729**
	2010	$ 497,208	$ 326,215	$ 323,497	$ 543,449	—	$166,325	$14,920	**$1,871,613**
	2009	$ 437,828	$ 336,183	$ 336,465	$ 289,405	—	$107,619	$18,507	**$1,526,006**

Notes:

(1)   Amounts reported represent the base salary amount paid to NEOs in 2011, 2010 and 2009.

(2)   Amounts reported represent the grant date fair value of PSUs awarded in 2011, 2010 and 2009. Grant date fair value has been calculated in accordance with expected life binomial lattice methodology using Agrium's share price on the date of grant of U.S. $91.13, U.S. $63.22 and U.S. $40.30 in 2011, 2010 and 2009, respectively:

2011 Grants: the key valuation assumptions used were stock price volatility of 47.9% dividend yield of 0.2%, and a full 3 year term, resulting in an expected value of 86% of the grant date value;

2010 Grants: the key valuation assumptions used were stock price volatility of 43.4%, dividend yield of 0.23%, and full 3 year term, resulting in an expected value of 86%; and

2009 Grants: the key valuation assumptions used were stock price volatility of 25.7%, dividend yield of 0.2%, and full 3 year term, resulting in an expected value of 86% of the grant date value.

The expected life binomial lattice methodology is used to ensure consistent long-term incentive valuation across competitive market data. See "Incentive Plan Awards — Outstanding share-based awards and option-based awards" for the value of outstanding PSU awards at December 31, 2011.

The accounting liability recorded is based on the average Common Share price on the NYSE as at the close of the last five trading days before the balance sheet date. As of the grant date, there is zero recorded accounting liability.

Vested share-based awards are accounted for as liabilities based on the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award.

Compensation expense is recorded, on a straight-line basis, over the vesting period of the award.

The number of PSUs that vest depends on the relative ranking of the Corporation's Total Shareholder Return over the three-year performance cycle compared to the Total Shareholder Return over the same period for the PSU Peer Group. 100% of the PSUs vest if the Corporation's Total Shareholder Return is equal to the median of the peer group. Vesting ranges between 50% for performance at or below the 25th percentile and up to 150% for performance at or above the 75th percentile.

Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period and changes in other vesting assumptions will result in a change to the related liability and the compensation expense that is recognized in the period in which the fluctuation occurs. If an employee is eligible to retire during the vesting period, the Corporation recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of the grant, compensation expense is recognized on the grant date.

(3) Amounts reported represent the grant date fair value of stock options, tandem SARs and stand-alone SARs awarded in 2011, 2010 and 2009. Grant date fair value has been calculated in accordance with expected life binomial lattice methodology using Agrium's share price on the date of grant of U.S. $91.13, U.S. $63.22 and U.S. $ 40.30 in 2011, 2010 and 2009, respectively.

2011 Grants: the key valuation assumptions used were stock price volatility of 47.9% dividend yield of 0.2%, and expected life of 6.25 years, resulting in an expected value of 46.3% of the grant date value.

2010 Grants: the key valuation assumptions used were stock price volatility of 43.4% dividend yield of 0.23%, and expected life of 6.25 years, resulting in an expected value of 43% of the grant date value.

2009 Grants: the key valuation assumptions used were stock price volatility of 25.7%, dividend yield of 0.2% and expected life of 6.25 years, resulting in an expected value of 33% of the grant date value.

The expected life binomial lattice methodology is used to ensure consistent long-term incentive valuation across competitive market data. See "Incentive Plan Awards — Outstanding share-based awards and option-based awards" for the value of outstanding option-based awards at December 31, 2011.

The accounting liability recorded is based on the excess of the U.S. dollar equivalent of the highest price of the Common Shares on the NYSE on the balance sheet date over the exercise price. As of the grant date, there is zero recorded accounting liability.

Vested option-based awards are accounted for as liabilities based on the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award. Compensation expense is recorded on a straight-line basis over the vesting period of the award.

Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period, and changes in other vesting assumptions will result in a change to the related liability and the compensation expense, which is recognized in the period in which the fluctuation occurs. If an employee is eligible to retire during the vesting period, the Corporation recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of the grant compensation expense is recognized on the grant date.

(4) As discussed in notes (2) and (3) above, the option-based award and share-based award amounts reported in the Summary Compensation Table represent the grant date fair value of equity grants in 2011, 2010 and 2009. A comparison between grant date fair value and the current or actual value of option-based awards (being options and SARs) and share-based awards (being PSUs) is as follows:

| Name | Year | Grant Date Fair Value (U.S. $) | | Value Realized and Outstanding as at December 31, 2011 (U.S. $) | |
		Options/SARs	PSUs	Options/SARs	PSUs
M.M. Wilson	2011	$2,320,625	$2,194,802	$ 0	$ 0
	2010	$1,962,728	$1,962,728	$ 280,858	$1,214,158
	2009	$1,986,871	$1,985,903	$4,005,414	$4,840,408
		$6,270,224	**$6,143,434**	**$4,286,272**	**$6,054,567**
S.G. Dyer	2011	$ 117,761	$ 117,793	$ 0	$ 0
	2010	$ 111,457	$ 108,601	$ 15,949	$ 67,266
	2009	$ 125,011	$ 105,016	$ 252,014	$ 304,109
		$ 354,229	**$ 331,410**	**$ 267,963**	**$ 371,376**
L. O'Donoghue	2011	$ 376,363	$ 376,420	$ 0	$ 0
	2010	$ 323,497	$ 326,215	$ 46,291	$ 201,799
	2009	$ 336,465	$ 336,183	$ 678,293	$ 819,406
		$1,036,325	**$1,038,818**	**$ 724,584**	**$1,021,205**
B.G. Waterman	2011	$ 602,603	$ 602,601	$ 0	$ 0
	2010	$ 560,003	$ 560,003	$ 80,134	$ 346,422
	2009	$ 565,208	$ 564,925	$1,139,425	$1,376,940
		$1,727,813	**$1,727,529**	**$1,219,559**	**$1,723,362**
R.L. Gearheard	2011	$ 376,363	$ 376,420	$ 0	$ 0
	2010	$ 353,400	$ 353,400	$ 50,570	$ 218,616
	2009	$ 367,052	$ 367,375	$ 739,956	$ 895,433
		$1,096,815	**$1,097,194**	**$ 790,526**	**$1,114,049**
R.A. Wilkinson	2011	$ 345,056	$ 344,914	$ 0	$ 0
	2010	$ 323,497	$ 326,215	$ 46,291	$ 201,799
	2009	$ 336,465	$ 336,183	$ 794,368	$ 819,406
		$1,005,017	**$1,007,312**	**$ 840,659**	**$1,021,205**

(5) Amounts reported represent payments made in March of 2012, 2011 and 2010 under the Profit Sharing Plan and Performance Recognition Plan that were awarded for NEO performance in 2011, 2010 and 2009, respectively.

(6) Amounts reported include all compensation related to Agrium's defined benefit and defined contribution plans, including service costs, plan changes and above market earnings.

(7) Amounts reported represent all perquisites, life insurance premiums and amounts in substitution of vacation paid by the Corporation.

(8) The conversion rate used was U.S. $1.00 = Cdn. $0.9891, $1.0299 and $1.1420 for each of 2011, 2010 and 2009, respectively, with the exception of the amounts applicable to Mr. Gearheard and to Mr. Dyer for a portion of 2011, all of 2010 and a portion of 2009 to which no conversion rate was applied as they were paid in U.S. dollars.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides details regarding outstanding option and share-based awards as at December 31, 2011:

| | | Option and SAR Awards | | | | | Share-based Awards | | | |
| | Option Grant Date | Number of Securities Underlying Unexercised (#) | | Option/SAR exercise price | Option/SAR expiration date | Aggregate Value of Unexercised in-the-money options and SARs (U.S. $)[1][2] | Start of PSU Performance Period | Number of PSUs that have not vested (#)[3] | Market or Payout Value PSUs that have not vested[4] (U.S. $) | Target Payout Value PSUs that have not vested[5] (U.S. $) | Market or Payout Value PSUs that vested and not paid out[6] (U.S. $) |
Name		Options	SARs								
M.M. Wilson	4-Mar-03	75,265		Cdn. $15.60	4-Mar-13	$ 3,906,083	1-Jan-09	0	$ 0	$ 0	$4,840,408
	22-Feb-06	167,612		U.S. $24.56	22-Feb-16	$ 7,131,891	1-Jan-10	36,184	$1,214,158	$2,428,317	$ 0
	21-Feb-07	131,700		U.S. $39.73	21-Feb-17	$ 3,605,946	1-Jan-11	28,023	$ 0	$1,880,592	$ 0
	27-Feb-08	83,800		U.S. $74.07	27-Feb-18	$ 0		64,207	$1,214,158	$4,308,909	$4,840,408
	25-Feb-09	149,400		U.S. $40.30	25-Feb-19	$ 4,005,414					
	25-Feb-10	72,200		U.S. $63.22	25-Feb-20	$ 280,858					
	24-Feb-11	55,000		U.S. $91.13	24-Feb-21	$ 0					
		734,977				$18,930,192					
S.G. Dyer	4-Mar-03	2,375		Cdn. $15.60	4-Mar-13	$ 123,257	1-Jan-09	0	$ 0	$ 0	$ 304,109
	11-Feb-04	2,300		U.S. $15.35	11-Feb-14	$ 119,048	1-Jan-10	2,005	$ 67,266	$ 134,533	$ 0
	9-Feb-05	6,000		U.S. $15.71	9-Feb-15	$ 308,400	1-Jan-11	1,504	$ 0	$ 100,929	$ 0
	9-May-05	10,000		U.S. $18.74	9-May-15	$ 483,700		3,509	$ 67,266	$ 235,462	$ 304,109
	22-Feb-06	10,000		U.S. $24.56	22-Feb-16	$ 425,500					
	21-Feb-07	10,100		U.S. $39.73	21-Feb-17	$ 276,538					
	27-Feb-08	5,600		U.S. $74.07	27-Feb-18	$ 0					
	25-Feb-09	9,400		U.S. $40.30	25-Feb-19	$ 252,014					
	25-Feb-10		4,100	U.S. $63.22	25-Feb-20	$ 15,949					
	24-Feb-11		2,791	U.S. $91.13	24-Feb-21	$ 0					
		55,775	6,891			$ 2,004,406					
L. O'Donoghue	9-Feb-05	15,000		U.S. $15.71	9-Feb-15	$ 771,000	1-Jan-09	0	$ 0	$ 0	$ 819,406
	22-Feb-06	16,800		U.S. $24.56	22-Feb-16	$ 714,840	1-Jan-10	6,014	$ 201,799	$ 403,598	$ 0
	21-Feb-07	14,700		U.S. $39.73	21-Feb-17	$ 402,486	1-Jan-11	4,806	$ 0	$ 322,531	$ 0
	27-Feb-08	15,900		U.S. $74.07	27-Feb-18	$ 0		10,820	$ 201,799	$ 726,129	$ 819,406
	25-Feb-09	25,300		U.S. $40.30	25-Feb-19	$ 678,293					
	25-Feb-10	11,900		U.S. $63.22	25-Feb-20	$ 46,291					
	24-Feb-11	8,920		U.S. $91.13	24-Feb-21	$ 0					
		108,520				$ 2,612,910					
B.G. Waterman	5-Mar-02	50,000		Cdn. $15.90	5-Mar-12	$ 2,580,138	1-Jan-09	0	$ 0	$ 0	$1,376,940
	12-Mar-02	4,000		Cdn. $14.75	12-Mar-12	$ 210,934	1-Jan-10	10,324	$ 346,422	$ 692,844	$ 0
	13-Aug-02	950		Cdn. $15.23	13-Aug-12	$ 49,648	1-Jan-11	7,694	$ 0	$ 516,332	$ 0
	4-Mar-03	80,000		Cdn. $15.60	4-Mar-13	$ 4,151,819		18,018	$ 346,422	$1,209,176	$1,376,940
	5-Jun-03	3,050		Cdn. $14.81	5-Jun-13	$ 160,657					
	6-Jun-03	5,000		Cdn. $14.75	6-Jun-13	$ 263,668					
	11-Feb-04	28,875		U.S. $15.35	11-Feb-14	$ 1,494,570					
	9-Feb-05	24,975		U.S. $15.71	9-Feb-15	$ 1,283,715					
	22-Feb-06	38,500		U.S. $24.56	22-Feb-16	$ 1,638,175					
	21-Feb-07	35,000		U.S. $39.73	21-Feb-17	$ 958,300					
	27-Feb-08	25,700		U.S. $74.07	27-Feb-18	$ 0					
	25-Feb-09	42,500		U.S. $40.30	25-Feb-19	$ 1,139,425					
	25-Feb-10	20,600		U.S. $63.22	25-Feb-20	$ 80,134					
	24-Feb-11	14,282		U.S. $91.13	24-Feb-21	$ 0					
		373,432				$14,011,183					

	Option and SAR Awards					Share-based Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised (#) Options	SARs	Option/SAR exercise price	Option/SAR expiration date	Aggregate Value of Unexercised in-the-money options and SARs (U.S. $)[1][2]	Start of PSU Performance Period	Number of PSUs that have not vested (#)[3]	Market or Payout Value PSUs that have not vested[4] (U.S. $)	Target Payout Value PSUs that have not vested[5] (U.S. $)	Market or Payout Value PSUs that vested and not paid out[6] (U.S. $)
R.L. Gearheard	9-Feb-05	34,200		U.S. $15.71	9-Feb-15	$1,757,880	1-Jan-09	0	$ 0	$ 0	$895,433
	22-Feb-06		37,500	U.S. $24.56	22-Feb-16	$1,595,625	1-Jan-10	6,515	$218,616	$437,232	$ 0
	21-Feb-07		26,600	U.S. $39.73	21-Feb-17	$ 728,308	1-Jan-11	4,806	$ 0	$322,531	$ 0
	27-Feb-08		15,300	U.S. $74.07	27-Feb-18	$ —		11,321	$218,616	$759,763	$895,433
	25-Feb-09		27,600	U.S. $40.30	25-Feb-19	$ 739,956					
	25-Feb-10		13,000	U.S. $63.22	25-Feb-20	$ 50,570					
	24-Feb-11		8,920	U.S. $91.13	24-Feb-21	$ 0					
		34,200	128,920			$4,872,339					
R.A. Wilkinson	22-Feb-06	10,000		U.S. $24.56	22-Feb-16	$ 425,500	1-Jan-09	0	$ 0	$ 0	$819,406
	21-Feb-07	10,000		U.S. $39.73	21-Feb-17	$ 273,800	1-Jan-10	6,014	$201,799	$403,598	$ 0
	27-Feb-08	14,000		U.S. $74.07	27-Feb-18	$ —	1-Jan-11	4,404	$ 0	$295,536	$ 0
	25-Feb-09	17,800		U.S. $40.30	25-Feb-19	$ 477,218		10,418	$201,799	$699,134	$819,406
	25-Feb-10	11,900		U.S. $63.22	25-Feb-20	$ 46,291					
	24-Feb-11	8,178		U.S. $91.13	24-Feb-21	$ —					
		71,878				$1,222,809					

Notes:

(1) Vesting of options and SARs is determined by the Board at the time of grant; although, generally, options and SARs vest in 25% increments over four years.

(2) Where applicable, unexercised in-the-money option values have been converted from Cdn. $ to U.S. $ using the Bank of Canada noon exchange rate on December 31, 2011, of U.S. $1.00 = Cdn. $1.0170.

(3) Includes units credited as reinvested dividends.

(4) Market payout value based on performance as at December 31, 2011, and Common Share price. Based on the Corporation's performance through December 31, 2011 relative to the PSU Peer Group, the 2010 grant is tracking at 50% of the target grant level since the Corporation's performance is at approximately the 25th percentile, and the 2011 grant is tracking at 0% of the target grant level since the Corporation's TSR is negative.

(5) Target payout value based on target performance payout of 100%, valued according to the share price on December 31, 2011, of U.S. $67.11. The number of vesting PSUs is determined on the basis of achievement of Total Shareholder Return performance goals, which could result in different payouts depending upon the actual achievement of threshold, target or maximum goals.

(6) PSUs awarded in January 2009 vested December 31, 2011 and were paid out in February 2012 based on Agrium's average stock price for the last five trading days of 2011 of U.S. $67.62.

Incentive plan awards — value vested during the year

The following table provides details regarding the option-based, share-based and non-equity incentive based awards that vested or were earned during the year ended December 31, 2011:

| Name | Grant Date | Option-Based Awards | | Start of Performance Period | Share-Based Awards | | Non-Equity Incentive Plan Compensation – Value Earned During the Year[4] (U.S. $) |
		Number Granted (#)	Value Vested During the Year[1] (U.S. $)		Value Vested During the Year[2] (U.S. $)	Value Paid Out During the Year (U.S. $)[3]	
M.M. Wilson	21-Feb-07	131,700	$1,763,134	1-Jan-09	$4,803,901	$4,840,408	$2,344,048
	27-Feb-08	83,800	$ 428,009				
	25-Feb-09	149,400	$2,024,370				
	25-Feb-10	72,200	$ 564,604				
			$4,780,116				
S.G. Dyer	21-Feb-07	10,100	$ 135,214	1-Jan-09	$ 301,816	$ 304,109	$ 393,432
	27-Feb-08	5,600	$ 28,602				
	25-Feb-09	9,400	$ 127,370				
	25-Feb-10	4,100	$ 32,062				
			$ 323,248				
L. O'Donoghue	21-Feb-07	14,700	$ 196,796	1-Jan-09	$ 813,226	$ 819,406	$ 539,568
	27-Feb-08	15,900	$ 81,209				
	25-Feb-09	25,300	$ 342,815				
	25-Feb-10	11,900	$ 93,058				
			$ 713,879				
B.G. Waterman	21-Feb-07	35,000	$ 468,563	1-Jan-09	$1,366,555	$1,376,940	$ 594,560
	27-Feb-08	25,700	$ 131,263				
	25-Feb-09	42,500	$ 575,875				
	25-Feb-10	20,600	$ 161,092				
			$1,336,792				
R.L. Gearheard	21-Feb-07	26,600	$ 356,108	1-Jan-09	$ 888,680	$ 895,433	$ 479,166
	27-Feb-08	15,300	$ 78,145				
	25-Feb-09	27,600	$ 373,980				
	25-Feb-10	13,000	$ 101,660				
			$ 909,892				
R.A. Wilkinson	21-Feb-07	24,400	$ 326,655	1-Jan-09	$ 813,226	$ 819,406	$ 540,835
	27-Feb-08	14,000	$ 71,505				
	25-Feb-09	25,300	$ 342,815				
	25-Feb-10	11,900	$ 93,058				
			$ 834,033				

Notes:

(1) Shows the aggregated dollar value that would have been realized if all options and SARs vested in 2011 were exercised on the vesting date. The number and value of options and SARs actually exercised by each NEO in the year are as follows: M.M. Wilson — 75,000 ($5,368,761); B.G. Waterman — 26,500 ($1,608,042); R.A. Wilkinson — 19,400 ($1,127,386); and L. O'Donoghue — 10,200 ($740,747).

(2) Value vested during the year based on Agrium's stock price on December 31, 2011, of U.S. $67.11 and a payout factor of 124% of target (including reinvested dividends).

(3) Shows the amount paid out in 2012, for PSUs granted in 2009, which payment was based on Agrium's average stock price for the last five trading days of 2011 of U.S. $67.62.

(4) Represents the total payments to each NEO under the Profit Sharing Plan and the Performance Recognition Plan.

Incentive plan awards — value exercised during the year

The following table provides details regarding the option-based awards exercised by the NEOs during the year ended December 31, 2011:

Name	Option-Based Awards Grant Date	Option-Based Awards Exercised (#)	Option-Based Awards- Exercise Price	Option-Based Awards- Share Price on Date of Exercise	Option-Based Awards- Value Exercised During the Year (U.S. $)
M.M. Wilson	4-Mar-03	75,000	Cdn. $15.60	Cdn. $86.88	$5,368,761
		75,000			**$5,368,761**
L. O'Donoghue	5-Mar-02	1,325	Cdn. $15.90	Cdn. $87.44	$ 95,577
	11-Feb-04	8,400	U.S. $15.35	U.S. $88.00	$ 610,260
	9-Jun-03	475	Cdn. $14.55	Cdn. $87.44	$ 34,910
		10,200			**$ 740,747**
B.G. Waterman	5-Mar-02	5,000	Cdn. $15.90	Cdn. $75.69	$ 302,194
	5-Mar-02	10,000	Cdn. $15.90	Cdn. $75.98	$ 607,341
	5-Mar-02	5,000	Cdn. $15.90	Cdn. $75.90	$ 303,270
	5-Mar-02	5,000	Cdn. $15.90	Cdn. $75.48	$ 301,147
	26-Sep-01	1,500	Cdn. $14.45	Cdn. $76.50	$ 94,090
		26,500			**$1,608,042**
R.A. Wilkinson	22-Feb-06	10,000	U.S. $24.56	U.S. $90.17	$ 656,100
	21-Feb-07	4,400	U.S. $39.73	U.S. $90.17	$ 221,936
	25-Feb-09	5,000	U.S. $40.30	U.S. $90.17	$ 249,350
		19,400			**$1,127,386**
Overall Total		**131,100**			**$8,844,936**

Pension Plan Benefits

Under the executive retirement program, designated executives participate in:

- defined contribution plans, which are subject to the maximum limits imposed under applicable income tax legislation, being either:

  - the Registered Defined Contribution Plan (the "**DC Plan**") for Canadian executives; or

  - the qualified 401(k) Retirement Savings Plan (the "**401(k) Plan**") for U.S. executives; and

- defined benefit plans, which cover earnings in excess of the limits imposed under applicable income tax legislation, being either:

  - the Canadian Defined Benefit Supplemental Executive Retirement Plan (the "**Canadian DB SERP**") for designated Canadian executives; or

  - the U.S. Defined Benefit Supplemental Executive Retirement Plan (the "**U.S. DB SERP**") for designated U.S. executives.

In order to participate in the Canadian DB SERP or the U.S. DB SERP, as applicable, each designated executive entered into an agreement with the Corporation that (i) waived benefits under prior supplementary plans, and (ii) phased out by age 60 (the normal retirement date under the Canadian DB SERP and the U.S. DB SERP) any severance benefits to which the executive would otherwise have been entitled.

Defined contribution plans

With the exception of Mr. Gearheard, the NEOs are members of the DC Plan. The DC Plan is registered under the *Income Tax Act* (Canada) and the *Employment Pension Plans Act* (Alberta) and is subject to the maximum pension and contribution limits imposed under the *Income Tax Act* (Canada). Under the DC Plan, the Corporation contributes 6% of eligible base salary, and if the participant makes voluntary contributions up to 6% of eligible base salary, the Corporation makes 50% matching contributions up to 3% of eligible base salary. For designated executives, eligible base salary is limited each year to the earnings level that generates the maximum annual contribution that can be made to the DC Plan in accordance with the *Income Tax Act* (Canada), which was $154,821 in 2011 (the "**DC Plan Earnings Limit**").

Mr. Gearheard is a member of the 401(k) Plan. Prior to 2008, the 401(k) Plan permitted voluntary contributions up to 30% of total compensation, with such contributions subject to the U.S. legal maximum. The amount of the Corporation's contribution was 50% of the first 6% of employee contributions. Effective January 1, 2008, the earnings used to determine the Corporation's contribution to the 401(k) Plan for Mr. Gearheard are limited to the DC Plan Earnings Limit, expressed in U.S. dollars at par.

Until January 1, 2008, Mr. Gearheard was a member of the Agrium U.S. Inc. Retirement Plan (the "**U.S. Basic Plan**"), a non-contributory defined benefit retirement plan. The U.S. Basic Plan is qualified under the U.S. Internal Revenue Code. The formula for benefits on retirement under the U.S. Basic Plan is 1.1% of three year average best earnings prior to January 2008 (the "**Final Average Earnings**") up to Social Security Average Wages plus 1.4% of Final Average Earnings in excess of Social Security Average Wages multiplied by the first 35 years of Benefit Service, plus 0.8% of the Final Average Earnings multiplied by the years of Benefit Service in excess of 35 years but less than 40 years. Under the U.S. Basic Plan, earnings are limited to those permitted under the Internal Revenue Code. As of January 1, 2008, Mr. Gearheard retains his qualified U.S. Basic Plan benefit for his period of employment prior to January 1, 2008, but is no longer earning a benefit for future service.

In addition to DC Plan amounts, pursuant to Mr. Wilson's employment contract, a commitment has been made to provide a minimum rate of return on assets transferred from the pension programs of Mr. Wilson's prior employer, which reflects an average return on a third party balanced investment fund in the five years preceding the commencement of Mr. Wilson's employment with the Corporation. See "NEO Contracts" (below) for details of Mr. Wilson's employment contract.

The table below presents the benefits accumulated under Agrium's defined contribution plans. The actual benefits payable upon retirement will be determined by the size of each participant's account values (based on the amount of actual contribution and by the realized investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life income fund, life annuity, joint annuity, etc.):

Name	Accumulated value at start of year (U.S. $)	Compensatory (U.S. $)	Accumulated value at year end (U.S. $)
M.M. Wilson	$ 296,784	$92,424	$ 614,206
S.G. Dyer	$ 210,942	$13,881	$ 227,972
L. O'Donoghue	$ 263,181	$13,934	$ 286,433
B.G. Waterman	$ 253,008	$13,934	$ 260,067
R.L. Gearheard	$4,423,184	$13,757	$3,415,017
R.A. Wilkinson	$ 540,883	$13,934	$ 512,635

Defined benefit plans

With the exception of Mr. Gearheard, the NEOs are members of the Canadian DB SERP. Mr. Gearheard is a member of the U.S. DB SERP which is substantially similar in all respects to the Canadian DB SERP.

Under the Canadian DB SERP and the U.S. DB SERP, designated executives receive a pension of 2% of the average of the three highest consecutive years of excess earnings ("**Excess Earnings**") multiplied by years of service as a designated executive. Excess Earnings is equal to the sum of base salary above the DC Plan Earnings Limit plus the actual incentive paid in respect of the year (including incentives under the Profit Sharing Plan and the Performance Recognition Plan), up to a maximum of the executive's target incentive level for the year. Excess Earnings are capped at U.S. $1.0 million ($1.0 million in Canadian currency) for designated executives and U.S. $2.5 million for the Chief Executive Officer. Although both the Canadian DB SERP and U.S. DB SERP permit the granting of extra years of credited service, it is Agrium's general practice not to credit executives with additional years of service. However, upon termination of an executive's employment without cause or constructive dismissal of an executive, he or she may be credited with additional year(s) of service pursuant to the terms of employment related agreements between the Corporation and executives. Please see "NEO Contracts" (below) for details of the executive employment agreements.

The overall amount of pension payable under the Canadian DB SERP and U.S. DB SERP is limited to 70% of final base salary. Normal retirement age is 60 years. Early retirement benefits are available from age 55 with the pension reduced by 6% for each year retirement precedes normal retirement age. Postponed retirement benefits are available after age 60 with the pension increased by 6% for each year of retirement that occurs after normal retirement age.

The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive's pension, or a 15-year guarantee for an executive without a spouse at retirement.

Each of the NEOs was 50% vested under the Canadian DB SERP upon inception at June 25, 2006. The remainder of their Canadian DB SERP entitlements vested at the rate of 25% over each of the following two years.

For Mr. Gearheard's service before January 1, 2008, the determination of Excess Earnings under the U.S. DB SERP was modified to reflect the earnings limit applicable to the U.S. Basic Plan under the U.S. Internal Revenue Code, which was $225,000 in 2007.

Fifteen designated executives of the Corporation are participating in the unfunded Canadian DB SERP or the U.S. DB SERP. The total accrued pension obligation for the Canadian DB SERP and the U.S. DB SERP included in our December 31, 2011 financial statements was $40,257,252. As these benefits are not pre-funded through a trust, benefits are paid from the general revenues of the Corporation. The Canadian DB SERP benefits for all Canadian participants who are not also U.S. taxpayers are secured by a Letter of Credit. The cost to secure the Letter of Credit was $303,471 in 2011.

The table below presents the projected annual retirement benefits (related to the defined benefit plan components of the retirement program) payable to NEOs at year end and upon normal retirement. In addition, the total defined benefit accrued pension obligation for each NEO is shown along with the changes to the obligation in 2011:

Name	Number of years credited service[1] (#)	Annual benefits payable (U.S. $)			Accrued obligation at January 1, 2011[4] (U.S. $)	Compensatory change[5] (U.S. $)	Non-compensatory change[6] (U.S. $)	Accrued obligation at December 31, 2011[7] (U.S. $)
		At year end	At age 60[2]	At age 65[3]				
M.M. Wilson	11.4	$595,566	$595,566	$1,023,282	$7,516,661	$766,051	$1,550,948	$9,833,660
S.G. Dyer	6.0	$ 41,157	$152,255	$ 242,283	$ 375,276	$393,850	$ 227,432	$ 996,558
L. O'Donoghue	12.2	$155,093	$288,838	$ 457,986	$1,798,771	$194,567	$ 594,226	$2,587,564
B.G. Waterman	11.7	$201,131	$201,131	$ 313,492	$2,404,978	$355,645	$ 553,824	$3,314,447
R.L. Gearheard	15.4	$219,846	$219,846	$ 305,348	$2,636,247	$328,356	$ 418,459	$3,383,062
R.A. Wilkinson	8.4	$114,950	$147,804	$ 281,201	$1,451,672	$180,390	$ 302,373	$1,934,435

Notes:

(1) None of the NEOs have been credited with additional years of service above the years of service actually provided to the Corporation.

(2) The normal retirement age for NEOs is 60. As discussed under "Pension Plan Benefits" (above), in order to participate in the Canadian DB SERP or U.S. DB SERP, as applicable, designated executives entered into agreements with the Corporation phasing out any severance benefits by the age of 60.

(3) The projected annual pension benefits are calculated assuming the highest average Excess Earnings remain unchanged from December 31, 2011.

(4) The present value of defined benefit obligations are the actuarial value of projected benefits for service accrued to the date indicated. The calculation of the amounts shown in the table use actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in the Corporation's consolidated financial statements. With the exception of amounts applicable to Mr. Gearheard, the conversion rate used was U.S. $1.00 = Cdn$0.9946 and $1.0170 for December 31, 2010 and December 31, 2011 respectively.

(5) The amount related to service cost and compensation changes differing from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation's consolidated financial statements).

(6) The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian executives.

(7) The accrued pension obligation disclosed for Mr. Wilson includes all components of his retirement program as described under "NEO Contracts" (below).

NEO Contracts

Agrium has entered into an employment agreement with its Chief Executive Officer, Michael M. Wilson, which was extended in 2011 to May, 2013. The Board was pleased to successfully extend the contract of the Chief Executive Officer by two years beyond its originally scheduled expiration in May 2011. The Board viewed this two year extension as important to the success of Agrium due to our continuing growth and strategic initiatives. The move to the 75th percentile total compensation target for the Chief Executive Officer in the executive employment agreement, as amended, does not reflect a permanent change in the Board's view of the appropriate compensation target. The Board continues to maintain the view that the 50th percentile typically would be the appropriate Chief Executive Officer compensation target. However, the adjustment of this target was considered appropriate under the circumstances in light of the two year extension and in the best interests of the Corporation and our Shareholders. The key terms of the employment agreement, as amended, are as follows:

Officer	Michael M. Wilson, President & Chief Executive Officer
Agreement Type	Executive employment agreement
Effective Date	October 1, 2003, being the date of Mr. Wilson's appointment as President & Chief Executive Officer of Agrium, as amended and restated effective January 1, 2010.
Expiry Date	The agreement expires on May 31, 2013 unless terminated earlier in accordance with its terms or unless extended (the "**Expiry Date**").
Base Salary	Currently Cdn. $1,460,000
	Mr. Wilson is eligible to receive a base salary of not less than the 75th percentile of the salaries paid to Chief Executive Officers of an identified U.S. peer group. The identified U.S. peer group will be adjusted and updated at the discretion of the HR&C Committee. See "2011 Compensation Discussion & Analysis — Basis for Compensation Decisions — Peer Group" for a discussion of the current U.S. Peer Group.
	The Board retains the discretion to adjust Mr. Wilson's salary below the 75th percentile of the U.S. Peer Group based on overall financial performance of the Corporation, provided that similar downward adjustments are made to the salaries of all senior officers of the Corporation.
Short-term and Long-term Incentive Plan and Security Based Compensation Participation	Mr. Wilson's employment agreement allows him to participate in: • Annual Incentives. The target level for Mr. Wilson's annual incentive for 2011 through to the end of his contract term shall be at the 75th percentile of incentive bonuses paid to Chief Executive Officers of the U.S. Peer Group. The actual bonus received by Mr. Wilson shall be determined in accordance with terms of applicable incentive plans. • Long-Term Incentives. The target level for Mr. Wilson's long-term incentive compensation, including stock options and PSUs, for 2011 through to the end of his contract term shall be at the 75th percentile of equity compensation paid to chief executive officers of the U.S. Peer Group. • Other Incentives. Mr. Wilson may, at the Board's discretion, be entitled to participate in compensation plans or perks that are introduced from time to time for senior executives.

Benefits	Mr. Wilson shall be entitled to receive all group health and welfare benefits plans in effect for senior executives.
Perks	Mr. Wilson is entitled to receive: • an automobile allowance of $1,500 per month and reimbursement for business mileage; • an annual physical examination, provided that such benefit shall not include any major treatment with a cost in excess of $5,000 that may arise out of the medical examination; • reimbursement for reasonable costs for Canadian and U.S. income tax advice and return preparation; • golf club membership and annual dues paid by the Corporation; and • any other perks extended to senior executives of the Corporation from time to time.
Pension	Mr. Wilson is entitled to participate in the DC Plan and the Canadian DB SERP (as defined and disclosed above under "Pension Plan Benefits"). In addition, upon the termination of the employment agreement, Agrium agreed to provide a minimum rate of return on assets transferred from the pension programs of Mr. Wilson's prior employer, which reflects an average return on a third party balanced investment fund in the five years preceding the commencement of Mr. Wilson's employment with the Corporation.
Post-Retirement Benefits	Mr. Wilson is entitled to receive post-retirement benefits consistent with those provided to long-term retirees under the Corporation's post-retirement benefit program. In addition, unless Mr. Wilson's employment is terminated for cause, upon his death, or as a result of his voluntary resignation, for a period of three years from the date of termination or the Expiry Date, as applicable, Mr. Wilson will be entitled to: • a suitable office and secretarial support made available by the Corporation; and • an annual physical examination, provided that such benefit shall not include any major treatment with a cost in excess of $5,000 that may arise out of the medical examination.
Termination of Employment without Cause and Constructive Dismissal and Change of Control	In the event that Mr. Wilson: (i) is terminated by the Corporation without cause, (ii) terminates his employment after the occurrence of an event of Constructive Dismissal[1], or (iii) is terminated or constructively dismissed for any reason other than disability, death or just cause within two years of a Change of Control[2] of the Corporation, Mr. Wilson would be entitled to receive a payment equal to his then monthly base salary multiplied by 36 months; his target annual and long-term incentives for the current year prorated to the date of termination plus three times his target annual and long-term incentives for the current year; three times the annual cost of his perks; the cost of providing short and long-term disability and other health and welfare benefits that cannot be continued after the date of termination for a period of 36 months, with the remainder of his health and welfare benefits being continued for a period of 36 months; and credit for an additional three years of age and service for purposes of calculating his pension under the DC Plan and Canadian DB SERP or any other pension plan and supplemental plan in which he participates; provided that if Mr. Wilson's employment is terminated for any reason referred to in clauses (i), (ii) or (iii) above, the Corporation shall only be liable to pay a prorated amount based on the number of months remaining until Mr. Wilson reaches the age of 60. In addition, Mr. Wilson would be entitled to: • job relocation counselling services, tax and legal advice at a cost to the Corporation not to exceed $10,000; • the transfer to him of any shares or debentures in the name of the Corporation for membership in any clubs or organizations that were designated for the regular use of the Chief Executive Officer; • payment of all outstanding and accrued regular and special vacation pay; and • payment of all legal fees and expenses that he may reasonably incur as a result of any contesting of the validity or enforceability of or his liability under any provision of the agreement or as a result of action taken by him in good faith to enforce his rights (provided that he is substantially successful) together with interest thereon.

	Securities held by Mr. Wilson which are convertible or exchangeable into securities or shares of the Corporation that are not then exercisable ("**Unexercised Rights**"), shall be accelerated so that the Unexercised Rights shall become immediately exercisable and shall remain exercisable for a period of four years following the date of notification of his termination or the expiry of such securities (whichever occurs first). All PSUs held by Mr. Wilson shall vest immediately and Mr. Wilson shall be paid the market value of such PSUs as at the date of termination.
Disability	In the event of termination due to a disability, Mr. Wilson is entitled to receive, until age 62, a monthly payment equal to 70% of his monthly base salary at the date of termination, less the amount of any disability insurance payments received by him. In addition, Mr. Wilson shall receive payment of all amounts earned or accrued to the date of termination, including all PSUs earned or vested as of the date of termination. All Unexercised Rights held by Mr. Wilson shall be accelerated so that the Unexercised Rights shall become immediately exercisable and shall remain exercisable for a period of four years following the date of notification of his termination or the expiry of such securities (whichever occurs first). All PSUs held by him shall vest immediately and he shall be paid the market value of such PSUs as at the date of termination.
Death	In the event of Mr. Wilson's death and if the amount of the life insurance then in place on Mr. Wilson's life is less than two times his annual base salary at the date of death, the Corporation shall pay to Mr. Wilson's estate an amount equal to the shortfall. In addition, Mr. Wilson's estate shall receive payment of all amounts earned or accrued to the date of termination, including all options and PSUs earned or vested (in accordance with the terms of the applicable plan) as of the date of termination.
Termination for Cause	In the event of the termination of Mr. Wilson's employment for cause, payments are limited to the payment of all amounts earned or accrued to the date of termination, including all options and PSUs earned or vested (in accordance with the terms of the applicable plan) as of the date of termination.
Resignation	Mr. Wilson is required to provide 60 days' prior written notice of his resignation and will receive payment of all amounts earned or accrued to the date of resignation, including all options and PSUs earned or vested (in accordance with the terms of the applicable plan) as of the effective date of resignation.
Expiration	Provided that Mr. Wilson's employment agreement has not been terminated prior to the Expiry Date, at the expiration of the term of the agreement all Unexercised Rights shall be accelerated so that the Unexercised Rights shall become immediately exercisable and shall remain exercisable for a period of four years following the Expiry Date or the expiry of such securities (whichever occurs first). All PSUs held by Mr. Wilson shall vest immediately and Mr. Wilson shall be paid the market value of such PSUs as at the Expiry Date.
Confidentiality and Non-solicitation	Mr. Wilson will be subject to post-employment covenants restricting his use and disclosure of proprietary information, and prohibiting post-employment solicitation of employees for a period of one year following the termination of his employment.
Annual Evaluation	The HR&C Committee is required to complete an annual written performance evaluation of Mr. Wilson's performance as the Chief Executive Officer and to meet with him to discuss his performance.
Compensation Adjustments	The HR&C Committee is required to meet prior to April of each year to establish (i) Mr. Wilson's salary for the current year, (ii) the amount of any incentive bonus for the previous calendar year, and (iii) the number of options, PSUs and other long-term incentives to be awarded for the current year. The incentives paid to Mr. Wilson under his employment agreement are subject to Agrium's clawback policy.
Mutual Release	Unless Mr. Wilson's employment is terminated for cause or upon his death, Agrium and Mr. Wilson will enter into a mutual release upon the expiration or termination of the agreement.

Notes:

(1) "**Constructive Dismissal**" means (a) the assignment of any duties materially inconsistent with the Chief Executive Officer's position duties, responsibilities and status with the Corporation, (b) a reduction in the Chief Executive Officer salary without consent, except where such reduction or change is applicable to senior officers generally, (c) the failure of the Corporation to continue any benefit, bonus

or other profit sharing compensation plan that the Chief Executive Officer is entitled to participate in, unless such change is applicable to senior officers generally, (d) the relocation of the Chief Executive Officer to any place other than the location at which he performed his duties immediately prior thereto, except for required travel on the Corporation's business to an extent substantially consistent with the Chief Executive Officer's position and duties, (e) any other change that would constitute a constructive dismissal at law, or (f) following a Change of Control, if the Company fails within ninety days to respond to a written request of the executive to provide an effective assumption of its obligation under the employment agreement.

(2) "**Change of Control**" means a change in the legal or effective control of the Corporation, the creation of a control block or the coming into existence of a controlling party, in any manner whatsoever, whether as a result of, or in connection with, a take-over bid, amalgamation, arrangement, merger, other form of business combination, asset disposition, contested election of directors, or any combination of the foregoing transactions, or otherwise, and without limiting the foregoing, a change of control shall conclusively be deemed to have occurred upon the occurrence of any of the following events: (a) any acquisition (direct or indirect) of securities of the Corporation, amalgamation, arrangement, merger or other business combination or transaction which results in a person or group becoming a control block of the Corporation such that the person or group exercises control over 25% or more of the votes attaching to all voting securities of the Corporation; (b) the sale, transfer or other disposition, in a single or series of transactions, of (i) assets of the Corporation having market value equal to 50% of the market value of the Corporation or (ii) assets comprising all or substantially all of a business segment or division of the Corporation (but only with respect to the executives responsible for such business segment or division); (c) any amalgamation, arrangement, merger, reorganization, other business combination or any other transaction unless those persons who were shareholders of the Corporation immediately prior to the implementation of such transaction own at least 60% of the shares or other equity interests in the Corporation or any resulting entity; (d) a change in the composition of the Board as a result of a contested election of directors, with the result that the persons who were directors of the Corporation prior to such contested election do not constitute a majority of the directors elected; or (e) the Board adopts a resolution to the effect that, for the purposes of the employment agreement, a change of control has occurred or is imminent.

Agrium's senior executives (with the exception of Michael M. Wilson whose employment is governed by an employment agreement as described above) have entered into Executive Supplemental Pension, Change of Control and Severance Compensation Agreements. The key terms are as follows:

Agreement Type	Executive Supplemental Pension, Change of Control and Severance Compensation Agreements
NEOs bound by Severance Compensation Agreements	**Stephen G. Dyer**, Executive Vice President & Chief Financial Officer **Leslie O'Donoghue**, Executive Vice President, Operations **Bruce G. Waterman**, Executive Vice President **Richard L. Gearheard**, Senior Vice President, Agrium, and President, Retail **Ron A. Wilkinson**, Senior Vice President, Agrium, and President, Wholesale
Pension	Each Canadian officer is entitled to participate in the DC Plan and the Canadian DB SERP. Each U.S. officer is entitled to participate in the 401(k) Retirement Savings Plan and the U.S. DB SERP. See "Pension Plan Benefits" (above) for further information regarding Agrium's pension plans.
Termination or Constructive Dismissal	In the event that an officer: (i) is terminated by the Corporation without cause, or (ii) terminates his or her employment after the occurrence of an event of constructive dismissal,[1] the officer will be entitled to payment of all amounts earned or accrued by the officer to the date of termination, plus payment of compensation equal to 1/12 of his or her base salary, target annual incentives, monthly benefits, perks and 1/12 of all pension contributions that would have been paid by Agrium, multiplied by the lesser of 24 months or the number of months remaining from the termination date to the attainment of age 60 (the "**Termination Period**"). In addition, the officer will receive (i) additional credited service equal to the length of the Termination Period under the Canadian DB SERP or U.S. DB SERP (as applicable), (ii) a cash amount equal to the market value of the officer's vested PSUs determined as of the termination date, on the basis that all of the PSUs in the officer's PSU account shall be considered to be vested as of such date. The executive shall not be entitled to be granted any additional PSUs for the Termination Period. The vesting and expiry of any SARs held by the officer shall be determined by the SARs plan and the officer will not be entitled to additional SARs for the Termination Period. The vesting and expiry of options and tandem SARs shall be determined by the Stock Option Plan and the officer will not be entitled to any grants of SARs for the Termination Period. In addition, the officer will be entitled to career counselling services for a period of up to six months following the termination date.

Termination or Constructive Dismissal after a Change of Control	If within two years of a change of ownership or control[2]: (i) the Corporation terminates an officer's employment without cause, or (ii) an officer is constructively dismissed, the officer will be entitled to the compensation amounts identified under Termination or Constructive Dismissal (above) for the Termination Period. In addition to the above compensation, (a) all outstanding unexercised SARs, stock options, tandem SARs held by the officer shall immediately become exercisable, and (b) Agrium shall indemnify and save the executive harmless from all liability, damages, costs, etc., reasonably incurred by the executive in connection with an action to enforce or interpret the agreement and shall reimburse the executive for all costs.
Termination for Cause	Payments are limited to all amounts earned or accrued to the date of termination, including all options and PSUs earned or vested (in accordance with the terms of the applicable plan) as of the date of termination.

Notes:

(1) "**Constructive Dismissal**" means (a) a material change in the title, position, responsibilities, duties, powers or reporting relationships of the executive, (b) a reduction in the annual base salary of the executive, (c) a requirement that the executive relocate to another city, province, state or country in order to maintain his or her employment, (d) any material reduction in the value of the benefit plans and target value of incentive programs, (e) the failure of the Corporation to obtain, following a change of control or receipt of a written request of the executive, an assumption of continuing obligations under the employment agreement by any successor of the Corporation, or (f) any other changes that would constitute constructive dismissal at law.

(2) "**Change of Control**" has the same meaning as set forth under the employment agreement between the Corporation and Mr. Wilson as discussed above.

The U.S. Internal Revenue Code imposes an excise tax on an officer and a loss of deduction on an employer for a payment following a change of control that exceeds three times average annual taxable compensation over the prior five years. Mr. Gearheard's Executive Supplemental Pension, Change of Control and Severance Agreement has been modified to cap change in control payments at 2.99 times his average taxable compensation. However, in the event that not applying this cap would produce a more favourable after-tax result for Mr. Gearheard, the cap will not be applied. The Corporation does not, and has not agreed to at any time in the past, provide gross-ups to cover excise tax liabilities arising under Code Sections 280G and 4999.

The terms of the NEO contracts described above are reviewed by the Corporation from time to time.

Termination and Change of Control Benefits

Agrium does not view change of control or post-termination benefits as additional elements of compensation due to the fact that a change of control or other triggering event may never occur. However, the use and structure of Agrium's termination and change of control benefits are consistent with Agrium's compensation objectives to attract and retain talented executives. In addition, Agrium believes that change of control provisions encourage continued productivity and retention of top executives in the face of the possible disruptive impact of an actual or potential change of control.

Upon termination of employment, the NEOs may be eligible for certain benefits and payments. The following table summarizes the applicable payments and benefits available under the Corporation's equity compensation plans (as described in detail in **Schedule "E"**) and NEO contracts (as described under "NEO Contracts" above):

Compensation Element	Termination Without Cause/Constructive Dismissal and Termination following a Change of Control	Change of Control with no Termination Event	Retirement	Disability	Death
Salary/ Severance	NEOs are entitled to a payment equal to monthly base salary for the Severance Period.[(1)]	N/A	N/A	Chief Executive Officer is entitled to receive until the age of 62 a payment equal to 70% of his monthly base salary, less the amount of any disability insurance payment received by him.	The Chief Executive Officer's estate is entitled to receive the difference between (i) 2 times the Chief Executive Officer's base salary, and (ii) the Chief Executive Officer's existing life insurance coverage.
Benefits and Perks	NEOs are entitled to payment equal to benefits and perks for the Severance Period. NEOs are entitled to post-termination benefits.[(2)]	N/A	NEOs are eligible to receive post-retirement benefits.[(3)]	N/A	N/A
Annual Incentives	NEOs are entitled to a payment equal to their target level of annual incentives for the Severance Period.	N/A	N/A	N/A	N/A
Options, SARs and PSUs	Chief Executive Officer is entitled to a payment equal to his target level long-term incentives for the Severance Period. Any unvested stock options and SARs held by an NEO shall immediately become exercisable and all PSUs held shall immediately vest and such NEO shall be paid the market value of such PSUs as at the date of termination.	All unvested stock options and SARs held by NEOs immediately become exercisable.	All NEOs shall be entitled to payment equal to the amount that the NEO would have been entitled if he or she continued employment throughout the performance period of any unvested PSUs.[(4)]	All unvested stock options and SARs held by the Chief Executive Officer shall immediately become exercisable and all PSUs held by the Chief Executive Officer shall vest immediately and be paid out at the market value of such PSUs as at the date of termination. The other NEOs shall be entitled to payment equal to the amount that the NEO would have been entitled if he or she continued employment throughout the performance period of any unvested PSUs.[(4)]	All unvested options and SARs held by the NEOs shall become immediately exercisable. All vested PSUs held by the NEOs will be treated as vested, and NEOs' beneficiaries shall be entitled to cash payment equal to the market value of the PSUs as at the date of death.
Pension Benefits	NEOs will receive credit for additional age and service under pension plans for the Severance Period.	N/A	NEOs will receive payments under the applicable defined benefit plans.[(5)]	N/A	N/A

Notes:

(1) The "**Severance Period**" is: (A) for the Chief Executive Officer the lesser of (i) three years, and (ii) the number of months remaining until the Chief Executive Officer reaches the age of 60; and (B) for the other NEOs the lesser of (i) two years, and (ii) the number of months remaining until the officer reaches the age of 60.

(2) The Chief Executive Officer's post-termination benefits include job relocation counselling, tax and legal advice to a maximum of $10,000. Other NEO's post-termination benefits include up to six months of outplacement career counselling services.

(3) Post-retirement benefits available for NEOs are the same as those for all other eligible retirees at Agrium. Specifically, such benefits include extended heath care benefits and life insurance (which declines from 100% of pre-retirement basic life insurance up to age 65 down to 30% at age 70 or older). The principal amount of Mr. Gearheard's post-retirement life insurance is $10,000.

(4) Payments will be made at the end of the applicable performance period based on the Total Shareholder Return for the period.

(5) In addition, pursuant to his employment agreement the Chief Executive Officer is entitled to a minimum rate of return on assets transferred from the pension programs of the Chief Executive Officer's prior employer.

The following table sets out estimates of the incremental amounts payable to each NEO upon identified termination events, assuming each such event took place on December 31, 2011[1]:

	Termination Without Cause/Constructive Dismissal	Termination/Constructive Dismissal Following a Change in Control	Change in Control Without Termination[4]	Retirement[5]
Michael M. Wilson				
Salary/Severance	—	—	—	—
Benefits	—	—	—	—
Perquisites	$ 10,110	$ 10,110	—	—
Long-Term Incentives[2]				
PSUs[3]	$4,308,909	$4,308,909	—	$4,308,909
Options/SARs	$2,213,351	$2,213,351	$2,213,351	—
Pension Benefits	—	—	—	—
Total Compensation	$6,532,370	$6,532,370	$2,213,351	$4,308,909
Stephen G. Dyer				
Salary/Severance	$1,427,616	$1,427,616	—	—
Benefits	$ 12,435	$ 12,435	—	—
Perquisites	$ 49,338	$ 49,338	—	—
Long-Term Incentives[2]				
PSUs[3]	$ 235,462	$ 235,462	—	$ 235,462
Options/SARs	$ 137,969	$ 137,969	$ 137,969	—
Pension Benefits	$ 395,242	$ 395,242	—	—
Total Compensation	$2,258,061	$2,258,061	$ 137,969	$ 235,462
Leslie O'Donoghue				
Salary/Severance	$1,834,352	$1,834,352	—	—
Benefits	$ 12,619	$ 12,619	—	—
Perquisites	$ 49,338	$ 49,338	—	—
Long-Term Incentives[2]				
PSUs[3]	$ 726,129	$ 726,129	—	$ 726,129
Options/SARs	$ 373,865	$ 373,865	$ 373,865	—
Pension Benefits	$ 626,525	$ 626,525	—	—
Total Compensation	$3,622,828	$3,622,828	$ 373,865	$ 726,129
Bruce G. Waterman				
Salary/Severance	—	—	—	—
Benefits	—	—	—	—
Perquisites	—	—	—	—
Long-Term Incentives[2]				
PSUs[3]	$1,209,176	$1,209,176	—	$1,209,176
Options/SARs	$ 629,813	$ 629,813	$ 629,813	—
Pension Benefits	—	—	—	—
Total Compensation	$1,838,989	$1,838,989	$ 629,813	$1,209,176
Richard L. Gearheard				
Salary/Severance	—	—	—	—
Benefits	—	—	—	—
Perquisites	—	—	—	—
Long-Term Incentives[2]				
PSUs[3]	$ 759,763	$ 759,763	—	$ 759,763
Options/SARs	$ 407,906	$ 407,906	$ 407,906	—
Pension Benefits	—	—	—	—
Total Compensation	$1,167,668	$1,167,668	$ 407,906	$ 759,763
Ron A. Wilkinson				
Salary/Severance	$1,764,375	$1,764,375	—	—
Benefits	$ 11,663	$ 11,663	—	—
Perquisites	$ 49,338	$ 49,338	—	—
Long-Term Incentives[2]				
PSUs[3]	$ 699,134	$ 699,134	—	$ 699,134
Options/SARs	$ 373,865	$ 373,865	$ 373,865	—
Pension Benefits	$ 555,817	$ 555,817	—	—
Total Compensation	$3,454,192	$3,454,192	$ 373,865	$ 699,134

Notes:

(1) There are no incremental payments payable to Agrium executives (including the NEOs) in the case of voluntary resignation or termination for cause. In the event of an executive's death or disability, he or she will be entitled to the payments as described under "Termination and Change of Control Benefits" on page 87.

(2) The table identifies the incremental amounts payable on the acceleration of vesting of options, SARs and PSUs in the identified circumstances and does not include the value of outstanding equity awards that have previously vested or the value of option grants that will vest in accordance with the terms of the original grant. See "Incentive Plan Awards" (above) for details regarding all outstanding stock options and PSU awards.

(3)   Value of PSUs is the estimated current value based on December 31, 2011, share price of U.S. $67.11 and assumed target level performance resulting in payout of 100% of target. Actual incremental PSU payments may vary and will depend upon share price and actual performance at the time of payout.

(4)   The PSU plan does not permit the early vesting of PSUs in the event of change of control without concurrent NEO termination. As a result, no incremental payments have been attributed to PSUs under this scenario.

(5)   The table does not include the value of pension benefits that have previously accrued to NEOs, which benefits are set out under "Pension Plan Benefits" (above). Upon retirement unvested PSUs will not be cancelled, instead NEOs will be entitled to the value of unvested PSUs that the NEO would have been entitled if he or she continued employment throughout the performance period. Actual payouts upon vesting of these awards have been estimated based on Agrium's share price of U.S. $67.11 on December 31, 2011, target level performance and assuming that each executive has reached Agrium's normal retirement age of 60 as at December 31, 2011. Upon retirement unvested stock options will expire in accordance with the terms of their grant. Given that no accelerated vesting is contemplated on the occurrence of retirement, no incremental payments are payable to NEOs pursuant to the Stock Option Plan. The value of unvested stock options is set out under "Incentive Plan Awards" (above).

For descriptions of the agreements pursuant to which termination and change of control benefits are payable, including descriptions of triggering circumstances, calculation of payment amounts and post-employment restrictive covenants see "NEO Contracts" (above). See **Schedule "E"** for a description of the Corporation's equity compensation plans, including details regarding the expiry and early vesting of awards upon the occurrence of identified events.

It is the general practice of the HR&C Committee to periodically request and review a report (i) describing trends in termination and change of control provisions, (ii) reviewing provisions applicable to Agrium's senior executives under employment agreements and (iii) quantifying potential incremental and aggregate payments to each of the NEOs that may arise under various termination and share price scenarios, including normal retirement, resignation, termination for cause, termination without cause and change of control termination. The HR&C Committee last undertook this comprehensive review in 2010.

SECTION SIX: GENERAL INFORMATION

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except for routine indebtedness, none of our directors and executive officers or any of their associates is or has been indebted to us or any of our subsidiaries at any time during 2011. No indebtedness has been extended, renewed or has had its terms modified since July 29, 2002.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

We are not aware of any material interest of any director, officer, any person beneficially owning or exercising control or direction over 10% or more of our Common Shares, or any associate or affiliate of any of them, in any transaction since January 1, 2011, or any proposed transaction that has materially affected or will materially affect the Corporation or our affiliates.

DIRECTORS' AND OFFICERS' INSURANCE

We carry directors' and officers' liability insurance covering acts and omissions of our directors and officers and those of our subsidiaries. The policy has a covering limit of U.S. $125,000,000 in each policy year. The total premiums paid by the Corporation in 2011 were U.S. $893,865. The corporate policy provides for the Corporation to absorb a deductible amount of up to U.S. $2,000,000 on securities claims, U.S. $1,000,000 on Oppressive Conduct/Canadian Pollution Claims and U.S. $500,000 on all other claims.

Our by-laws provide for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by the director in respect of any action or proceeding to which the director is made a party by reason of being a director or officer of the Corporation, subject to limitations contained in our by-laws or the Act. We also have agreements with each director and officer to provide indemnification to the extent permitted under the Act.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered for inclusion in the 2013 Management Proxy Circular must be received by us on or before December 24, 2012, by facsimile (403) 225-7610, or by mail or courier to Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, Attention: Corporate Secretary.

ADDITIONAL INFORMATION AND OTHER DOCUMENTS

Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml. Any shareholder wishing to receive a copy of this Circular, the Annual Report (including our consolidated annual financial statements and MD&A for the Corporation's most recently completed financial year) and our Annual Information Form may do so free of charge by contacting our Corporate Secretary at 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8 or by telephone at (403) 225-7000.

OTHER MATTERS

As of March 23, 2012, we know of no amendment, variation or other matter to come before the Meeting other than the matters referred to above.

DIRECTORS' APPROVAL

The directors have approved the contents and mailing of this Circular.

BY ORDER OF THE BOARD OF DIRECTORS

Gary J. Daniel
Corporate Secretary

March 23, 2012

SCHEDULE "A"

DEFINITIONS

401(k) Plan	Agrium's qualified 401(k) Retirement Savings Plan for designated U.S. executives
AAT Plan	Agrium's Advanced Technologies Business Unit Incentive Plan
Act	The *Canada Business Corporations Act*
Agroport	Agroport SA
AWB	AWB Limited
Beneficial Shareholder	Common Shares beneficially owned by a person
Board	The Board of Directors of the Corporation
Canadian DB SERP	Agrium's Defined Benefit Supplemental Executive Retirement Plan for Designated Canadian executives
Canadian PSU Plan	Agrium's Performance Share Unit Plan for Designated Employees of Agrium and certain of its Affiliates
CD&A	Compensation Discussion & Analysis
Cerealtoscana	Cerealtoscana S.p.A.
Chief Executive Officer	Agrium's President & Chief Executive Officer, Michael M. Wilson
Chief Financial Officer	Agrium's Chief Financial Officer, Stephen G. Dyer
CG&N Committee	Corporate Governance & Nominating Committee
Circular	This Management Proxy Circular, including the Schedules which are incorporated by reference
CMF	Common Market Fertilizers S.A.
Code	Agrium's Code of Business Conduct and Ethics
Common Shares	Issued and outstanding common shares in the capital of Agrium
CRO	Chief Risk Officer
CSA Rules	The rules of the Canadian Securities Administrators relating to governance practices and audit committees, including NP 58-201, NI 58-101 and NI 52-110
DC Plan	Agrium's Registered Defined Contribution Plan for Canadian executives
DC Plan Earnings Limit	Eligible base salary is limited each year to the earnings level that generates the maximum annual contribution that can be made to the DC Plan in accordance with the *Income Tax Act* (Canada)
Director Equity Requirement	A mandate that each director shall maintain equity ownership of a value equal to approximately five times the value of his or her annual cash retainer
DSU	Deferred Share Units
DSU Fee Plan	Amended and Restated Directors' Deferred Share Unit Fee Plan
DSU Grant Plan	Amended and Restated Directors' Deferred Share Unit Grant Plan
DSU Plans	The DSU Fee Plan and the DSU Grant Plan

EBIT	Earnings from continuing operations before finance costs and income taxes
EBITDA	Net earnings (loss) from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment
EDGAR	Electronic Data Gathering, Analysis, and Retrieval system (www.sec.gov/edgar.shtml)
EHS&S Committee	Environment, Health, Safety & Security Committee
ERM Process	Enterprise Risk Management Process
Evergro Canada	Evergro Canada Inc.
Excess Earnings	Designated executives receive a pension of 2% of the average of the three highest consecutive years of excess earnings multiplied by years of service as a designated executive
Final Average Earnings	The formula for benefits on retirement under the U.S. Basic Plan
HR&C Committee	Human Resources & Compensation Committee
IFRS	International Financial Reporting Standards
KPIs	Key Performance Indicators
Landmark	Landmark Rural Holdings Limited
Management Equity Requirement	Equity ownership in the Corporation
MD&A	Management Discussion and Analysis
Meeting	The Annual General Meeting of Agrium's Shareholders to be held on May 11, 2012
Mixed Peer Group	The comparator group used in the determination of compensation for corporate leadership positions as described under "Section Five: Executive Compensation — Basis for Compensation Decisions — Peer Groups"
NEOs	Named Executive Officers, being the Chief Executive Officer, Chief Financial Officer and the other four most highly compensated executive officers of the Corporation
NI 52-110	National Instrument 52-110 *Audit Committees*
NI 58-101	National Instrument 58-101 *Disclosure of Corporate Governance Practices*
Notice of Meeting	The Notice of Meeting accompanying the Circular
NP 58-201	National Policy 58-201 *Corporate Governance Guidelines*
NYSE	New York Stock Exchange
NYSE Listing Standards	NYSE corporate governance requirements as set out in the NYSE's Listed Company Manual
OCP	OCP S.A. of Morocco
Option Granting Policy	Agrium's Policy on Granting Stock Options and SARs adopted on February 24, 2009
Performance Recognition Plan	Agrium's Performance Recognition Plan for Eligible Corporate and Wholesale Employees of Agrium Inc. and its Affiliates

Profit Sharing Plan	Agrium's Profit Sharing Plan for Eligible Corporate and Wholesale Employees of Agrium Inc. and its Affiliates
Proxy	The form of proxy accompanying the Circular
PSUs	Performance Share Units
PSU Peer Group	The comparator group used to determine the performance vesting of PSUs granted under the PSU Plan, as described under "Section Five: Executive Compensation — Basis for Compensation Decisions — Peer Groups"
PSU Plan	The Canadian PSU Plan and the U.S. PSU Plan
Questionnaire	A detailed disclosure questionnaire to assist the Board in making its determinations with respect to the independence of its members
Record Date	March 23, 2012
Retail Plan	Agrium's Retail Business Unit Incentive Plan
SARs	Stock Appreciation Rights
SAR Plan	Agrium's Amended and Restated Stock Appreciation Rights Plan
SBUs	Agrium's Strategic Business Units, or any one of them as the context requires, namely Wholesale, Retail and Agrium Advanced Technologies (AAT)
SEC	Securities and Exchange Commission
Section 409A	Section 409A of the U.S. Code
SEDAR	System for Electronic Document Analysis and Retrieval (www.sedar.com)
Shareholders	The holders of the Common Shares
Stock Option Plan	Agrium's Amended and Restated Stock Option and Tandem SAR Plan
Tetra Micronutrients	International Mineral Technologies
Total Shareholder Return	The number of units that vest depends on the relative ranking of the Corporation's total shareholder return over the three-year performance cycle compared to the Total Shareholder Return over the same period for a selected peer group of companies
Trading Policy	Agrium's Securities Trading and Reporting Policy
TSX	Toronto Stock Exchange
UAP	UAP Holding Corp.
U.S. Basic Plan	A non-contributory defined benefit retirement plan
U.S. Code	The United States Internal Revenue Code of 1986, as amended
U.S. DB SERP	Agrium's Defined Benefit Supplemental Executive Retirement Plan for designated U.S. executives
U.S. Peer Group	The comparator group used in the determination of compensation for the Chief Executive Officer, Chief Financial Officer and Business Unit Presidents, as described under "Section Five: Executive Compensation — Basis for Compensation Decisions — Peer Groups"
U.S. PSU Plan	Agrium's Performance Share Unit Plan for Designated U.S. Employees of Agrium and its U.S. Affiliates

SCHEDULE "B"

CORPORATE GOVERNANCE MATTERS

CORPORATE GOVERNANCE GUIDELINES AND FRAMEWORK

Our Corporate Governance Guidelines and our corporate governance framework including the Board and Committee Charters, Terms of Reference (for our individual directors, our Board Chair, Committee Chairs and our Chief Executive Officer), Board and Chief Executive Officer Evaluation Processes, Board and Management Succession Processes, our Strategic Planning Process and our Code of Business Conduct and Ethics, collectively provide a structure of authority and accountability to enable the Board and management to make timely and effective decisions that promote Shareholder value while complying with applicable law and our commitment to ethical conduct, integrity and transparency. The stewardship of the Corporation is primarily the responsibility of the Board and the four Committees of the Board, which work closely with the Chief Executive Officer whose primary responsibility is the executive leadership and operational management of the Corporation. Our Corporate Governance & Nominating Committee (the "**CG&N Committee**") has specific responsibilities with respect to the continuing review, development and enhancement of our corporate governance practices. Our corporate governance framework, as described above, provides that:

- the primary responsibility of our Board is to foster our long-term success by creating and preserving value for the Corporation consistent with the Board's responsibility to Shareholders to maximize Shareholder value. The Board continually assesses the principal risks associated with our business and takes reasonable steps to ensure the integrity and effectiveness of our internal controls, management information systems and financial procedures. The Board has adopted and engages in an annual strategic planning process and approves the Corporation's strategic plan;
- the Chief Executive Officer's primary responsibility is to lead the Corporation in the management of the business and operations of the Corporation, to formulate our proposed goals, strategies and objectives, and to keep the Board informed of our progress towards them. See below for a description of the Chief Executive Officer's Terms of Reference, which further delineate the Chief Executive Officer's roles and responsibilities;
- the Board annually conducts and performs an evaluation of our Chief Executive Officer and considers succession planning, including for the Chief Executive Officer, and management and executive development. See "Section Five: Executive Compensation" for details of the Chief Executive Officer's 2011 compensation. The Board also becomes acquainted with our high potential executives;

- the Board ensures that senior executives are fairly and competitively compensated, with a large portion of compensation being performance based and linked to meaningful and measurable performance targets. See "Section Five: Executive Compensation" for further information regarding 2011 senior executive compensation;

- our executives are expected to acquire and maintain levels of equity ownership in order to align their interests with those of our Shareholders. See "Section Five: Executive Compensation — 2011 Compensation Discussion & Analysis — Promoting and Protecting Agrium's Interests" for details regarding equity ownership requirements;

- a Board of between nine and twelve members is appropriate for us, except that the number of directors may exceed the recommended maximum to accommodate the succession and transition of additional appointments pending anticipated director retirement(s). Our Corporate Governance Guidelines require that at least two-thirds of the Board be independent and provide that the maximum number of management directors be limited to two directors. Historically, all of our directors have been independent other than the Chief Executive Officer. Our Corporate Governance Guidelines establish a specific definition of independence that meets or exceeds applicable legal and regulatory requirements. Directors are required to disclose their interests relating to their independence at least annually and, in any event, when such interests change, so that the Board can continually assess the independence of each director. See below for details regarding confidential access to the independent directors;

- our directors demonstrate integrity and high ethical standards; have experience, business knowledge and sound judgement relevant to our activities; understand fiduciary duties; are financially literate; have advocacy and consensus building skills; have abilities that complement other Board members; and are willing to devote sufficient time to the work of the Board and its Committees. Our Corporate Governance Guidelines require that the Board maintain a long-term plan for the composition of the Board;

- no director may serve on the boards of directors of more than four other public entities (although related public entities may be counted as one board membership for these purposes), unless our Board determines that such simultaneous service would not impair the ability of such director to effectively serve on our Board and such determination is disclosed in our Management Proxy Circular and in our Annual Information Form;

- senior officers, including the Chief Executive Officer, are expected to accept no more than one directorship on another publicly traded entity or other significant public service commitment, and all such appointments must be reviewed by the Corporation prior to acceptance by the Chief Executive Officer or senior officer, as applicable;

- each director is responsible for providing constructive counsel to and oversight of management and to advance our interests and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the issues facing us. The expectations of our directors are set out in the director's Terms of Reference, a description of which is included below;

- the Board, the Board Chair, any of the Committees and, in appropriate circumstances, each of the directors are entitled to engage independent consultants or advisors at the Corporation's expense;

- new directors undertake a comprehensive orientation program, and the Board ensures that continuing director education is provided to Board members. See "Section Three: Corporate Governance — Our Board — Board Orientation and Continuing Education" for a description of the director orientation and continuing education activities;

- the CG&N Committee is responsible for reviewing director compensation annually, including a review of comparative information and consideration of the duties, responsibilities and commitments of directors. See "Section Three: Corporate Governance — Director Compensation" for details of director compensation in 2011;

- our directors achieve and maintain equity-at-risk in the Corporation in the form of Common Shares or deferred share units of approximately five times the value of their annual cash retainer within five years of their appointment to the Board. Our directors are also encouraged to acquire and maintain a shareholding in the Corporation. See "Section Three: Corporate Governance — Director Compensation" for details regarding director equity ownership requirements; and

- the CG&N Committee reviews the Corporate Governance Guidelines periodically and submits recommended changes to the Board for approval, taking into account emerging best practices.

SHAREHOLDER ENGAGEMENT AND COMMUNICATIONS

The Board is committed to communicating with Shareholders and believes that the most effective way to reach all Shareholders is by following consistent disclosure practices. In that regard, we strive to meet or exceed corporate governance disclosure standards and attempt to ensure that our continuous disclosure filings and our web site provide adequate information for a Shareholder to assess our business and our governance practices. In addition, the Board engages with proxy advisory and good governance organizations and is responsive to shareholder proposals. Our Board Chair and independent directors welcome feedback from Shareholders. See "Access to Independent Directors" (below).

In 2010, after monitoring recent developments and emerging trends in engagement practices, including the practice of holding advisory votes on executive compensation (known as "Say on Pay"), the Board adopted a Shareholder Engagement and Say on Pay Policy and provided Shareholders with a "Say on Pay" advisory vote at the 2010 Annual and Special Meeting of Shareholders. The Board has determined to again provide Shareholders with a "Say on Pay" advisory vote at the Meeting. For further details see "Section Five: Executive Compensation — 2011 Compensation Discussion & Analysis — Advisory Vote on Executive Compensation".

BOARD CHARTER

In addition to the responsibilities of the Board mandated by law, the Board is responsible for developing the Corporation's approach to corporate governance, including the development of the Corporate Governance Guidelines, and satisfying itself, to the extent feasible, of the integrity of the Chief Executive Officer and other executive officers. The Board promotes, and expects the Chief Executive Officer and the other executive officers to promote, a culture of integrity throughout the Corporation. The Board also considers and approves our annual capital and operating budgets and any significant changes to those budgets, all major acquisitions, dispositions and financing transactions, as well as all matters involving our securities. The Board has specifically assumed responsibility for the stewardship of the Corporation's strategic and succession planning processes and regularly considers the principal risks associated with our business and how these risks are managed. Under its Charter, the Board also has responsibility for management and human resources, financial and corporate issues, corporate procedure and policies, and compliance reporting and corporate communications. The Board Charter is available on our web site under "Governance" at www.agrium.com and is attached to this Circular as **Schedule "C"**.

EXPECTATIONS OF OUR DIRECTORS

The Terms of Reference for individual directors identify the specific responsibility of individual directors and enhance coordination and communication within the Board and between the Board and management. See **Appendix "1"** to **Schedule "C"** for the full text of the Terms of Reference. Each director is expected to:

- be responsible for corporate stewardship, including advancing the interests of the Corporation and the Board, exercising appropriate fiduciary obligations, providing constructive assistance to management and preserving confidentiality;

- exhibit integrity and loyalty, including compliance with our Code of Business Conduct and Ethics (the "**Code**") and appropriate disclosure of all conflicts or potential conflicts, including disclosing all interests outside the Corporation that may be affected by specific transactions or agreements being considered by the Board, so that consideration can be given to the director's abstention from discussion, abstention from voting, or other refusal;

- be diligent in preparing for and attending Board and Committee meetings by expending sufficient time to fully review all requisite material and be responsible for full and frank participation and communication within the Board and each Committee on which he or she serves, as well as with management;

- communicate with the Board Chair and Chief Executive Officer between meetings and be available to provide assistance and guidance between meetings as called upon;

- become knowledgeable about our business, with the environments in which we operate, and with our executive management team and high potential executive candidates;

- attend Board and Committee meetings, and the Board would be concerned if, in the absence of extenuating circumstances, a director attended less than 80% of such meetings, and to attend our annual meeting of Shareholders; and

- offer their resignation upon request by the Board on a change in occupation or professional association, for failure to attend meetings or otherwise devote appropriate time to fulfilling his or her responsibilities or for an inability to resolve a conflict of interest.

We also have Terms of Reference for the Chairs of the Committees that specify their responsibilities. The Terms of Reference for individual directors and the Terms of Reference for our Committee Chairs are available on our web site under "Governance" at www.agrium.com.

RESPONSIBILITIES OF BOARD CHAIR

The Terms of Reference for the Board Chair require that he or she be an independent director appointed as Chair annually by the Board. The Board Chair is charged with the responsibility to lead the Board and organize it to function independently of management so as to foster ethical and responsible decision making, appropriate oversight of management and the best corporate governance practices. To fulfill this role, the Board Chair is responsible for the following functions:

- scheduling *in camera* sessions at the beginning and at the end of each regularly scheduled meeting of the Board, to meet with only members who are independent;

- ensuring that matters to be considered by the Board are properly presented so as to use directors' time wisely and safeguard the time to be dedicated to strategic planning, review, discussion and decision making;

- setting the Agenda of each meeting and ensuring the quality of the information sent to or presented to the Board; and

- providing advice and counsel to the Chief Executive Officer and other senior executives and leading the Board process for assessment of the effectiveness of the Board, the Committees of the Board, the Committee Chairs, and individual directors.

The position of Board Chair and Chief Executive Officer have been separate throughout the history of the Corporation since it went public in 1993. Our Terms of Reference provide that the Board Chair, when he or she considers it necessary or advisable, may retain, at our expense, outside consultants or advisors to advise independently on any matter.

ACCESS TO INDEPENDENT DIRECTORS

Our Board Charter and Corporate Governance Guidelines, both of which are available on our web site under "Governance" at www.agrium.com, provide a means of direct communication to our Board Chair and our independent directors. Interested parties may communicate directly with the Board Chair and the other independent directors as a group by contacting the Board Chair by sending by regular mail (or other means of delivery) to the corporate headquarters address of the Corporation a sealed envelope marked "Private and Strictly Confidential — Attention: Chair of the Board of Directors of Agrium Inc." Any such envelope shall be delivered unopened to the Board Chair.

ACCESS TO AUDIT COMMITTEE

Our Audit Committee's Whistleblower Procedures and the Corporate Governance Guidelines provide a means of direct communication to our Audit Committee Chair and the Audit Committee. Interested parties may also communicate directly with the Audit Committee by contacting the Audit Committee Chair by sending by regular mail (or other means of delivery) to the corporate headquarters address of the Corporation a sealed envelope marked "Private and Strictly Confidential — Attention: Chair of the Audit Committee of Agrium Inc." Any such envelope shall be delivered unopened to the Chair of the Audit Committee.

CANADIAN SECURITIES ADMINISTRATORS GOVERNANCE GUIDELINES AND DISCLOSURE REQUIREMENTS

The Corporation's governance practices are consistent with the governance guidelines set forth in NP 58-201 *Corporate Governance Guidelines* and the audit committee rules set forth in NI 52-110 *Audit Committees*, each of which has been adopted by Canadian securities regulatory authorities. The disclosure set forth herein is responsive to and complies in full with the disclosure requirements set forth in NI 58-101 *Disclosure of Corporate Governance Practices* and Form 58-101F1 *Corporate Governance Disclosure*. A cross referencing guide setting forth the location in this Circular where we discuss our compliance with the CSA Rules is set forth in **Appendix "1"** to this **Schedule "B"**.

NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Our Common Shares are listed on the New York Stock Exchange (the "**NYSE**") and we comply in all material respects with the applicable NYSE corporate governance requirements as set out in the NYSE's Listed Company Manual (the "**NYSE Listing Standards**"). We are not aware of any significant ways in which our corporate governance practices differ from those required of U.S. domestic companies under the NYSE Listing Standards.

CHIEF EXECUTIVE OFFICER

Our Terms of Reference for the Chief Executive Officer identify specific responsibilities in order to enhance coordination and communication with the Board. The Chief Executive Officer's primary responsibility is the executive leadership and operational management of the Corporation and its business and affairs. The Terms of Reference for our Chief Executive Officer add other specific responsibilities including implementation of capital, operating and strategic plans; developing appropriate budgets and forecasts; identifying and managing principal risks of the business; maintaining an effective organizational structure including succession training and management; maintaining effective control and coordination mechanisms for our activities including internal control and management information systems; maintaining appropriate industry, governmental, public and other external relationships; ensuring safe and efficient business operations in compliance with environmental, health and safety obligations; and fostering a high performance corporate culture that promotes ethical practices, encourages individual integrity, accountability and social responsibility. The Terms of Reference for our Chief Executive Officer are available on our web site under "Governance" at www.agrium.com.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board and our management have established a tone at the top for our organization that is based on uncompromising integrity and ethical standards. Our principles of conduct and governance processes have been embedded into our business operations and culture. Our directors, officers, and other employees (including our Chief Executive Officer, principal financial officer, principal accounting officer / controller or persons performing similar functions) are required to comply with our Code. Directors, officers and most employees of the Corporation (excluding certain unionized employees, as well as casual or seasonal workers) annually certify compliance with the Code which is monitored by the Board and the CG&N Committee. Waivers of the Code for directors and executive officers may only be granted by the Board or by the CG&N Committee, and are disclosed in compliance with applicable law and regulatory requirements. Our Code is available on our web site under "Governance" at www.agrium.com.

We also have "whistleblower" procedures to permit employees to anonymously report concerns regarding compliance with corporate policies and applicable laws, as well as any concerns regarding auditing and accounting matters. These "whistleblower" procedures ensure that employee reports are treated as confidential and require that a senior executive under the supervision of the Audit Committee, or the Audit Committee itself, assess each report and take appropriate steps to address such concerns. We also have a toll free Compliance Hotline available to allow employees to anonymously report violations or suspected violations of any law or company policy, including concerns or complaints regarding accounting, internal control or auditing matters. The Compliance Hotline is operated by an independent third party service provider, and calls are answered by Communications Specialists who are trained in handling calls of a sensitive nature. Hotline complaints are reported at least quarterly to our Audit Committee and Board Chair (and more frequently, as appropriate), as well as to other Board Committees where the subject matter falls within such other Committee's mandate.

APPENDIX "1" TO SCHEDULE "B"

CANADIAN CORPORATE GOVERNANCE REQUIREMENTS — CROSS REFERENCING GUIDE
National Instrument 58-101F1 — Corporate Governance Disclosure
National Policy 58-201 — Corporate Governance Guidelines
National Instrument 52-110 — Audit Committee Information

Required Disclosure NI 58-101F1	Relevant Guideline from NP 58-201	Compliance	Corresponding Page Number in Agrium's 2012 Management Proxy Circular
1. Board of Directors: Independence / Composition / Meetings			
1(a)-(g)	2.1; 3.1; 3.2; 3.3	Yes	• Our Corporate Governance (p. 11) • Composition of the Board and Independence (p. 11) • Responsibilities of Board Chair (p. B-4) • Board and Committee Attendance (p. 13) • Election of Directors (p. 3)
2. Board Mandate			
2	3.4(a)-(g); (i),(ii)	Yes	• Corporate Governance Guidelines and Framework (p. B-1) • Our Corporate Governance (p. 11) • Board Charter (p. B-3) • Expectations of Our Directors (p. B-3)
3. Position Descriptions			
3(a)-(b)	3.5	Yes	• Responsibilities of Board Chair (p. B-4) • Chief Executive Officer (p. B-5)
4. Orientation and Continuing Education			
4(a)(i) & (ii); (b)	3.6; 3.7	Yes	• Expectations of Our Directors (p. B-3) • Board Orientation and Continuing Education (p. 14)
5. Ethical Business Conduct: Code of Business Conduct and Ethics			
5(a)(i), (ii) & (iii); (b); (c)	3.8(a)-(f); 3.9	Yes	• Code of Business Conduct and Ethics (p. 72 and B-5) • Expectations of Our Directors (p. B-3) • Corporate Governance Guidelines and Framework (p. B-1)

Required Disclosure NI 58-101F1	Relevant Guideline from NP 58-201	Compliance	Corresponding Page Number in Agrium's 2012 Management Proxy Circular
6. Nomination of Directors			
6(a)-(c)	3.10; 3.11; 3.12(A)-(B); 3.13; 3.14(a)-(c)	Yes	• Board Succession Planning and Director Recruitment (p. 17) • Board Chair Succession Planning (p. 18) • Corporate Governance & Nominating Committee (p. 23)
7. Compensation			
7(a)-(c)	3.15; 3.16; 3.17(a)-(c)	Yes	• Executive Compensation (p. 38) • Our Corporate Governance (p. 11) • Director Compensation (p. 32) • Human Resources & Compensation Committee (p. 25)
8. Other Board Committees			
8	n/a	Yes	• Environment, Health, Safety & Security Committee (p. 30)
9. Board Assessments			
9	3.18(a)-(b)	Yes	• Board Performance Evaluation (p. 16)

Required Disclosure NI 52-110F1	Corresponding Page Number in Agrium's 2012 Annual Information Form	Corresponding Page Number in Agrium's 2012 Management Proxy Circular
1. The Audit Committee's Charter	• Audit Committee Charter (p. 46) and Schedule 17.1	• Audit Committee (p. 20)
2. Composition of the Audit Committee	• Composition of the Audit Committee (p. 46)	• Audit Committee (p. 20)
3. Relevant Education and Experience	• Relevant Education and Experience of Members of the Audit Committee (p. 47)	• Election of Directors (p. 3)
4. Reliance on Certain Exemptions	• n/a	• n/a
5. Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	• n/a	• n/a
6. Reliance on Section 3.8	• n/a	• n/a
7. Audit Committee Oversight	• n/a	• Audit Committee Oversight (p. 20)
8. Pre-Approval Policies and Procedures	• Pre-Approval Policies and Procedures (p. 48)	• Pre-Approval Policy and Procedure (p. 20)
9. External Auditor Service Fees (By Category)	• External Auditor Service Fees (By Category) (p. 49)	• External Audit Service Fees (By Category) (p. 8)

BOARD OF DIRECTORS CHARTER

1. Introduction

This Charter is intended to identify the specific responsibilities of the Board of Directors and thereby to enhance coordination and communication between the Board and management. The responsibilities identified here are to be carried out consistently with the principles stated in the Corporation's Corporate Governance Guidelines and the Corporation's Code of Business Conduct and Ethics. This Charter complements the Charters of the four Committees of the Board, as well as the respective Terms of Reference for the Board Chair, for the Committee Chairs, for Individual Directors, and for the Chief Executive Officer, all of which have been developed and approved by the Board.

2. Duties and Responsibilities

(a) Primary Responsibility and Plenary Authority. The primary responsibility of the Board is to supervise the management of the Corporation so as to foster the long-term success of the Corporation consistent with the Board's responsibility to the shareholders to maximize shareholder value. The Board has plenary power. The Board has the power to delegate (subject to subsection 2(b) herein) its authority and duties to committees of the Board or to individual members of the Board or to management as the Board considers appropriate. Any responsibility not delegated to management or a committee of the Board or an individual member of the Board remains with the Board.

(b) Operations of the Board. The Board operates by delegating certain of its authority, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section 3. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

(i) planning its composition and size;

(ii) determining independence of Board members;

(iii) selecting its Chair;

(iv) nominating candidates for election to the Board;

(v) appointing Committees;

(vi) determining Director compensation;

(vii) periodically discussing matters of interest separate from and independent of any influence from management; and

(viii) assessing the effectiveness of the Board, Committees and Directors in fulfilling their responsibilities.

(c) Management and Human Resources. The Board has the responsibility to:

(i) appoint the Chief Executive Officer, and provide advice and counsel to the Chief Executive Officer in the execution of the Chief Executive Officer's duties;

(ii) approve Terms of Reference for the Chief Executive Officer;

(iii) evaluate the Chief Executive Officer's performance at least annually against agreed upon written objectives and, with only independent members of the Board present, determine and approve the Chief Executive Officer's compensation level based on this evaluation, taking into account the views and recommendations of the Human Resources & Compensation Committee;

(iv) satisfy itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers are creating a culture of integrity throughout the organization;

(v) approve certain decisions relating to senior management, including the:

    (A) appointment and discharge of executive officers;

    (B) compensation and benefits for executive officers;

    (C) acceptance by the Chief Executive Officer of any outside directorships on public companies (other than non-profit organizations) or any significant public service commitments; and

    (D) employment, consulting, retirement and severance agreements, and other special arrangements proposed for executive officers;

(vi) take reasonable steps to ensure that succession planning and management development programs are in place, including:

    (A) the succession plan for the Chief Executive Officer;

    (B) a succession planning program with respect to other senior management, including a program to train and develop management; and

    (C) criteria and processes for recognition, promotion, training, development, and appointment of senior management are consistent with the future leadership requirements of the Corporation;

(vii) take reasonable steps to create opportunities to become acquainted with employees who have the potential to become members of senior management, including presentations to the Board by these employees, Director visits to their workplace, or interaction with them at social occasions; and

(viii) approve certain matters relating to all employees, including:

    (A) the annual salary/incentive policies and programs for employees;

    (B) new benefit programs or material changes to existing programs;

    (C) material changes in retirement plans; and

    (D) material benefits granted to retiring employees outside of benefits received under approved retirement plans and other benefit programs.

(d) <u>Strategy and Plans</u>. The Board has the responsibility to:

(i) adopt a strategic planning process, and participate with management, at least annually, in the development of, and ultimately approve, the Corporation's strategic plan, taking into account, among other things, the opportunities and risks of the Corporation's business;

(ii) approve the annual business plans that implement the strategic plan;

(iii) approve annual capital and operating budgets that support the Corporation's ability to meet its strategic objectives;

(iv) approve the Corporation's political donations policy;

(v) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

(vi) approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(vii) approve material divestitures and acquisitions;

(viii) monitor the Corporation's progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances; and

(ix) review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Corporation's strategy.

(e) <u>Financial and Corporate Issues</u>. The Board has the responsibility to:

(i) take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems;

(ii) monitor operating and financial performance relative to budgets and objectives;

(iii) review and approve the annual financial statements and notes, and related MD&A of financial condition and results of operations contained in the annual report, the annual information form, and the management proxy circular;

(iv) review and approve the quarterly financial results and approve the release thereof by management;

(v) declare dividends;

(vi) approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, and related prospectuses and trust indentures;

(vii) subject to confirmation by the shareholders of the Corporation at each annual meeting, appoint the external auditors for the Corporation and approve the auditors' fees;

(viii) approve banking resolutions and significant changes in banking relationships;

(ix) approve appointments of, or material changes in relationships with, corporate trustees;

(x) approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Corporation; and

(xi) approve the commencement or settlement of litigation that may be expected to have a material impact on the Corporation.

(f) <u>Business and Risk Management</u>. The Board has the responsibility to:

(i) take reasonable steps to ensure that management identifies and understands the principal risks of the Corporation's business, implements appropriate systems to manage these risks and achieves a proper balance between risk and returns;

(ii) receive, at least annually, reports from management on matters relating to, among others, ethical conduct, environmental management, and employee health and safety; and

(iii) review corporate insurance.

(g) <u>Policies and Procedures</u>. The Board has the responsibility to:

(i) develop the Corporation's approach to corporate governance, including the development of the Corporate Governance Guidelines;

(ii) monitor compliance with the significant policies and procedures by which the Corporation is operated;

(iii) direct management to ensure that the Corporation operates at all times within applicable laws and regulations; and

(iv) review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

(h) <u>Compliance Reporting and Corporate Communications</u>. The Board has the responsibility to:

(i) adopt a communication or disclosure policy for the Corporation and take reasonable steps to ensure that the Corporation has in place effective communication processes with shareholders and other stakeholders and with financial, regulatory and other institutions and agencies as appropriate;

(ii) approve interaction with shareholders on all items requiring shareholder approval;

(iii) approve the content of the Corporation's major communications to shareholders and the investing public, including any prospectuses that may be issued, and any significant information respecting the Corporation contained in any documents incorporated by reference in any such prospectuses;

(iv) take reasonable steps to ensure that the financial performance of the Corporation is accurately and fairly reported to shareholders, other security holders and regulators on a timely and regular basis, and in accordance with generally accepted accounting principles;

(v) take reasonable steps to oversee the timely reporting of any other developments that have a material impact on the Corporation; and

(vi) report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report).

(i) Access to Independent Directors. The Board of Directors has established a procedure by which security holders may provide feedback directly to the independent directors as a group, and by which any interested party may communicate directly with the Board Chair and the independent directors. Interested parties may contact the Board Chair and the other independent directors as a group by contacting the Board Chair by sending by regular mail (or other means of delivery) to the corporate headquarters address of the Corporation a sealed envelope marked "Private and Strictly Confidential — Attention: Chair of the Board of Directors of Agrium Inc." Any such envelope shall be delivered unopened to the Board Chair.

(j) Expectations and Responsibilities of Individual Directors. Each Director is responsible to provide constructive counsel to and oversight of management, consistent with a director's statutory and fiduciary obligations to the Corporation. The specific expectations and responsibilities of individual directors are set out in the Individual Directors Terms of Reference which is attached as Appendix 1 and incorporated by reference herein. The Individual Director Terms of Reference complement the Charters for the Board of Directors and each of the four Committees of the Board, as well as the Terms of Reference for a Committee Chair and the Board Chair, all of which are available on the Corporation's web site under "Governance" at www.agrium.com.

3. General Legal Obligations of the Board of Directors

(a) Legal Matters. The Board has the responsibility to:

(i) direct management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained;

(ii) approve changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

(iii) approve the Corporation's legal structure, name, logo, mission statement and vision statement; and

(iv) perform such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to an individual member of the Board or to management.

4. Outside Consultants or Advisors

At the Corporation's expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant's or advisor's fees and other retention terms.

5. Review of Board Charter

The Board shall assess the adequacy of this Charter annually and shall make any changes deemed necessary or appropriate.

6. Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Board may, in addition, perform such other functions as may be necessary or appropriate in the circumstances for the performance of its responsibilities.

APPENDIX "1" TO SCHEDULE "C"

TERMS OF REFERENCE FOR INDIVIDUAL DIRECTORS

1. Introduction

These Terms of Reference are intended to identify specific responsibilities of individual members of the Board of Directors and thereby to enhance coordination and communication within the Board as well as between the Board and management. The responsibilities identified here are to be carried out consistently with the principles stated in the Corporation's Corporate Governance Guidelines and the Corporation's Code of Business Conduct and Ethics. These Terms of Reference complement the Charters for the Board and for the four Committees of the Board, as well as the respective Terms of Reference for the Board Chair and for the Chief Executive Officer.

2. Responsibilities of Corporate Stewardship

Each Director has the responsibility to:

(a) advance the interests of the Corporation and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Corporation;

(b) exercise a director's fiduciary obligations to shareholders and other stakeholders;

(c) provide constructive counsel to and oversight of management;

(d) preserve the confidentiality of non-public and proprietary information;

(e) be available as a resource to management and the Board; and

(f) demonstrate a willingness and availability for individual consultation with the Board Chair and the Chief Executive Officer.

3. Responsibilities of Integrity and Loyalty

Each Director has the responsibility to:

(a) comply with the Corporation's Code of Business Conduct and Ethics;

(b) disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and promptly thereafter, all potential conflicts of interest, so that a course of action can be determined to resolve any such conflicts before any interest of the Corporation is jeopardized;

(c) promptly inform the Corporate Secretary, upon undertaking any new significant interests or relationships not previously disclosed, of this change in potential conflicts of interest; and

(d) disclose to the Board Chair, in advance of any Board vote or discussion, if the Board or a Committee of the Board is deliberating on a matter that may affect the Director's interests or relationships outside the Corporation, so that consideration can be given to the Director's abstention from discussion, abstention from voting, or other recusal.

4. Responsibilities of Diligence

Each Director has the responsibility to:

(a) prepare for each Board and committee meeting by reading the reports and background materials provided for the meeting;

(b) attend meetings of the Board and Committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other, and make all reasonable efforts to attend the annual meeting of shareholders; and

(c) as necessary and appropriate, communicate with the Chair and with the Chief Executive Officer between meetings, including to provide advance notice of the Director's intention to introduce significant and previously unknown information at a Board meeting.

5. **Responsibilities of Effective Communication**

Each Director has the responsibility to:

(a) participate fully and frankly in the deliberations and discussions of the Board;

(b) encourage free and open discussion of the Corporation's affairs by the Board;

(c) establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d) focus inquiries on issues related to strategy, policy, and results;

(e) respect the Chief Executive Officer's role as the chief spokesperson for the Corporation and participate in external communications only at the request of, with the approval of, and in coordination with, the Chief Executive Officer; and

(f) indicate where appropriate, when conveying personal views in public, that his or her views are personal and do not represent the views of the Corporation or the Board.

6. **Responsibilities of Committee Work**

Each Director has the responsibility to:

(a) participate on Committees and become knowledgeable about the purpose and goals of each Committee; and

(b) understand the process of committee work, and the role of management and staff supporting the Committee.

7. **Responsibilities of Knowledge Acquisition**

Each Director has the responsibility to:

(a) become generally knowledgeable of the Corporation's business and its industry;

(b) participate in Director orientation and continuing education initiatives developed by the Corporation from time to time;

(c) maintain an understanding of the regulatory, legislative, business, social and political environments within which the Corporation operates; and

(d) become acquainted with the senior managers and high potential candidates of the Corporation, including by visiting them in their workplace.

8. **Personal Characteristics**

Each Director should possess the following personal characteristics and competencies in order to be considered for initial and continuing Board membership:

(a) demonstrated integrity and high ethical standards and an established reputation for honesty and ethical conduct;

(b) career experience, business knowledge, and sound judgement relevant to the Corporation's business purpose, financial responsibilities, and risk profile;

(c) understanding of fiduciary duty;

(d) communication, advocacy, and consensus-building skills;

(e) experience and abilities that complement those of other Board members so as to enhance the Board's effectiveness and performance; and

(f) willingness to devote sufficient time and energies to the work of the Board and its Committees.

<p style="text-align:center">SCHEDULE "D"</p>

<p style="text-align:center">2012 HUMAN RESOURCES & COMPENSATION COMMITTEE WORK PLAN</p>

Agenda Items	Q1	Q2	Q3	Q4	As Required
Compensation Programs and Design					
Annual review and recommendation to the Board of Agrium's philosophy, strategy and policies on executive compensation				✓	
Review status of pension plan investment performance and administration		✓			
Scheduled review of any anticipated changes to Agrium's compensation plans or benefit programs			✓		
Receive scheduled update on short-term and long-term incentive plans			✓		
Review U.S. retirement savings plans audits			✓		
Review peer group data				✓	
Scheduled review of program and/or plan design changes for following fiscal year				✓	
Review anticipated PSU payments to be made in January with respect to vested PSUs				✓	
Review and approve new compensation plans and benefit programs and any material changes					✓
Chief Executive Officer Performance and Compensation					
Review and approve proposed Chief Executive Officer performance goals and objectives for pending fiscal year				✓	
Review the evaluation process for Chief Executive Officer in prior fiscal year and evaluate Chief Executive Officer performance in prior fiscal year	✓				
Recommend to the independent members of the Board for approval the Chief Executive Officer annual incentive compensation for pending fiscal year, base salary for current fiscal year and long-term equity incentive allocations	✓				
Receive update on Chief Executive Officer goal achievement			✓	✓	
Chief Executive Officer look-back/look-forward total take analysis (bi-annually)				✓	
Senior Executive Performance and Compensation (other than Chief Executive Officer)					
In consultation with the Chief Executive Officer, review and approve key performance indicators for senior executives for pending fiscal year	✓				
Review and approve annual incentive pools for previous year's performance	✓				
Review pay positions relative to peer groups	✓		✓		
Recommend to the Board for approval the senior executive's annual incentive compensation for pending fiscal year, base salary for current fiscal year and long-term equity incentive allocations	✓				
Receive update on achievement of key performance indicators and corporate performance goals			✓	✓	
General Compensation Matters					
Review and monitor compliance with senior executive share ownership guidelines	✓			✓	
Annual *in camera* meeting with Senior Vice President, Human Resources				✓	
Annual review of compensation consultant independence and performance				✓	
Annual review of senior executive agreements and termination and change of control benefits for senior officers				✓	
Comprehensive review of trends in termination and change of control practices, senior executive contract provisions, and incremental and aggregate payments pursuant to officer contracts and corporate policies and programs					✓
Recommend appointment and compensation of new executive officers					✓
Succession Planning					
Chief Executive Officer succession planning and development	✓	✓	✓	✓	
Annual succession and development plan review for senior executives and management		✓			
Review organizational changes					✓
Miscellaneous					
Assess the HR literacy, and financial literacy and financial expertise of the members of the HR&C Committee	✓				
Annual assessment of whether Agrium's executive compensation plans, policies, programs and specific arrangements for senior executives aligns with the Corporation's executive compensation philosophy, strategy and principles, taking in account Agrium's risk profile	✓				
Review any proposed substantive changes to compensation disclosure	✓			✓	
Review and approve CD&A and compensation disclosure for inclusion in management proxy circular	✓				
Annual review of HR&C Committee Charter and mandate	✓				

SCHEDULE "E"

DETAILED DESCRIPTION OF EQUITY-BASED COMPENSATION PLANS

Section Index | **Page**

STOCK OPTION AND TANDEM SAR PLAN

Shareholder Tip: What is the difference between stock options and stock appreciation rights ("SARS")?

Stock options give the holder the right to buy a specific number of Agrium's Common Shares during a specified period of time and at a specified price.

Stock appreciation rights or SARs are contractual arrangements between Agrium and individual employees, in which the employee has the right to receive an amount equal to the increase in value on a specified number of shares over a specified period of time. SARs differ from stock options in the following ways:

- the recipient is not required to pay an amount to exercise the SAR; and
- the recipient only receives the appreciation in the value of the share between the date of grant of the SAR and the date of exercise.

The following is a summary of the Corporation's Amended and Restated Stock Option and Tandem SAR Plan (the "**Stock Option Plan**") in the form adopted by the Board and as amended on December 12, 2008. A complete copy of the Stock Option Plan is available upon request. Shareholders wishing to receive a copy of the Stock Option Plan should make their request by telephone at (403) 225-7000, by facsimile at (403) 225-7610 or by mail to Agrium Inc. at 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8, Attention: Corporate Secretary.

The Stock Option Plan is the Corporation's only compensation plan providing for the issuance of securities of the Corporation as compensation. The purpose of the Stock Option Plan is to provide officers and certain employees of the Corporation and its affiliates with an incentive to enhance shareholder value by providing them with the opportunity, through stock options or stock appreciation rights ("**SARs**"), to participate in an increase in the equity value of the Corporation's Common Shares.

Options are granted at the discretion of the Board. Any officer or employee of the Agrium group of companies is eligible to participate in the Stock Option Plan. Prior to March 25, 2002, the Stock Option Plan provided that options could also be granted to directors who are not employees of the Corporation. On March 25, 2002, the Stock Option Plan was amended to provide that options could no longer be granted to non-employee (i.e. outside) directors. No stock options are held by any outside directors.

The maximum number of Common Shares issuable to any optionee under the Stock Option Plan at any time is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the option. The maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of grant. The maximum number of Common Shares that may be issued to insiders under the Stock Option Plan within a one-year period is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of grant.

The Board is entitled to determine at the time of grant of the option the exercise price (the "**Exercise Price**") for the option, provided that if no specific determination is made, the Exercise Price shall be the closing price of the Common Shares on the New York Stock Exchange ("**NYSE**") in U.S. dollars on the last business day preceding the date of the grant of the option or such other price determined by any other valuation method permitted by Section 409A approved by the Board which is satisfactory to the TSX (the "**Market Price**"). In no circumstances may the Exercise Price be lower than the Market Price of the Common Shares on the date of grant of the option.

The Board can provide that an option granted under the Stock Option Plan have a stock appreciation right (a "**SAR**") connected with it, equal to the number of Common Shares covered by the option, which SAR entitles the optionee to surrender to the Corporation the unexercised related option and to receive from the Corporation cash, less withholding tax and other required source deductions, equal to the excess of the SAR surrender price over the exercise price of the related option, where the SAR surrender price shall be either: (i) with respect to U.S. taxpayers, the closing price of a Common Share on the NYSE on a business day in regard thereto or any other valuation method permitted by Section 409A acceptable to the Board; and (ii) with respect to optionees who are not U.S. taxpayers, the amount in U.S. dollars of the highest price of the Common Shares on the NYSE on the date of the surrender of the SAR (the "**Surrender Price**").

Under the Stock Option Plan, the Corporation does not currently have the right to transform a stock option into a SAR involving an issuance of securities from treasury.

The Board is entitled to determine at the time of grant of the option the vesting for the option, provided that if no such specific determination is made, the option shall vest as to 25% of the number of Common Shares granted on each of the first through fourth anniversaries of the date of the grant.

The Board is entitled to determine at the time of grant of the option the term of the option, provided that if no specific determination is made, the option shall be exercisable for a period of 10 years from the date the option is granted.

Entitlements of holders of outstanding options terminate upon the events and in the manner set out below:

Reasons for Termination	Treatment of Options Held
Death	All options held by the holder vest and become immediately exercisable. Outstanding options terminate on the earlier of (i) the scheduled expiry, and (ii) one year from date of death.
Termination without Cause	All options held by the holder vest and become immediately exercisable. Outstanding options terminate on the earlier of (i) the scheduled expiry, and (ii) one year from end of severance period.
Change in Ownership or Control	All options held by the holder vest and become immediately exercisable. Outstanding options terminate on the earlier of (i) the scheduled expiry, and (ii) any other expiry date fixed by board resolution.
Retirement at age 65	Outstanding options terminate on the earlier of (i) the scheduled expiry, and (ii) four years from the date of cessation of employment.
Early Retirement at request of the Corporation	Outstanding options terminate on the earlier of (i) the scheduled expiry, and (ii) four years from the date of the retirement notice given to the employee.
Early Retirement at the election of the optionee after attaining both age 55 and 20 years or more of service	Outstanding options terminate on the earlier of (i) the scheduled expiry, and (ii) four years from ceasing employment.
Resignation other than retirement	Outstanding options terminate on the earlier of (i) the scheduled expiry, and (ii) 60 days from resignation.
Termination with Cause or any other termination, other than termination without cause or upon a Change in Ownership or Control	Outstanding options terminate on the earlier of (i) the scheduled expiry, and (ii) 60 days from termination.

Except as described below, an option is personal to the optionee and is non-transferable and non-assignable, other than by will or the laws relating to intestacy. An optionee who is not a U.S. taxpayer, may transfer an option to any of the following permitted assigns: (i) the optionee's spouse, (ii) a trustee, custodian or administrator acting on behalf of or for the benefit of the optionee or the optionee's spouse, (iii) a personal holding corporation, partnership (including a family limited partnership), family trust or other entity controlled by the optionee or the optionee's spouse, or the shareholders, partners, or beneficiaries of which are any combination of the optionee, the optionee's spouse, the optionee's children or the optionee's grandchildren, (iv) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative controlled by the optionee or the optionee's spouse, or (v) a registered retirement income fund or a registered retirement savings plan (as each such term is defined in the *Income Tax Act* (Canada)) of the optionee or the optionee's spouse. Notwithstanding the foregoing, for optionees who are U.S. taxpayers, an option may be exercisable only by such optionee during his lifetime unless transferred in connection with a divorce provided that an option which is unvested or subject to substantial contingencies may not be transferred.

Shareholder approval is required to amend the Stock Option Plan to (a) increase the number of Common Shares reserved for issuance under the Stock Option Plan (including a change from a fixed maximum number of Common Shares to a fixed maximum percentage of Common Shares), (b) change the manner of determining the exercise price so that the exercise price is less than the market price of the Common Shares at the date of grant, (c) include directors who are not also officers or employees of the Corporation or any affiliate of the Corporation as eligible participants for purposes of the Stock Option Plan, or (d) amend the assignment and transfer provisions of the Stock Option Plan. In addition, Shareholder approval is required to amend options granted under the Stock Option Plan to (a) reduce the exercise price, or cancel and reissue options or SARs so as to in effect reduce the exercise price, (b) extend the termination date beyond the original expiration date, except in certain limited circumstances where the Corporation has imposed a trading black-out, as described below, or (c) permit options or SARs granted under the Stock Option Plan to be transferred or assigned other than in accordance with the assignment and transfer provisions of the Stock Option Plan.

Also subject to the restrictions in the preceding paragraph, the Board may, in its discretion, and without obtaining Shareholder approval, amend, suspend or discontinue the Stock Option Plan, and amend or discontinue any options granted under the Stock Option Plan, at any time. Without limiting the foregoing, the Board may, without obtaining Shareholder approval, amend the Stock Option Plan, and any options granted under the Stock Option Plan to (i) amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of the optionee, or in relation to a change in ownership or control of the Corporation, (ii) amend the provisions relating to a change in ownership or control, (iii) amend the termination provisions, except in certain limited circumstances where the Corporation has imposed a trading black-out as described in the preceding paragraph, (iv) amend the eligibility requirements of eligible participants which would have the effect of broadening insider participation, except in certain limited circumstances as described in the preceding paragraph, (v) add any form of financial assistance, (vi) amend a financial assistance provision which is more favourable to eligible participants, (vii) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares, (viii) add a deferred or restricted share unit or any other provision which results in the eligible participants receiving securities while no cash consideration is received by the Corporation, and (ix) make other amendments of a housekeeping nature.

The Stock Option Plan contains provisions for certain adjustments in the event of a corporate reorganization or change in ownership or control, including, among other instances, an amalgamation, merger, liquidation or dissolution of the Corporation or a take-over bid for the Corporation. The Stock Option Plan further provides that optionees shall have the same rights to vote, dissent or participate in certain transactions giving rise to a change in ownership or control as such optionee would have if the optionee's outstanding vested and unvested options had been exercised, and authorizes the Corporation to require that options be exercised upon the occurrence of a change in ownership or control.

The Stock Option Plan also provides that if an option expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in the Corporation's securities, then, notwithstanding any other provision of the Plan, the option shall expire ten business days after the trading black-out period is lifted by the Corporation.

The Corporation does not provide financial assistance to participants under the Stock Option Plan. There are no entitlements under the Stock Option Plan that have been granted that are subject to ratification by the Corporation's shareholders.

We amended the Stock Option Plan on December 12, 2008. Such amendments were approved by the TSX and did not require approval by the Shareholders of the Corporation, as the amendments were made pursuant to the amendment provisions of the Stock Option Plan as discussed above. The majority of the amendments were made to conform the Stock Option Plan to the requirements of section 409A ("**Section 409A**") of the United States Internal Revenue Code of 1986, as amended, (the "**U.S. Code**") and the Treasury Regulations thereto by structuring the options to be granted to U.S. taxpayers as non-statutory stock options to assist U.S. taxpayer optionees from experiencing adverse tax consequences under Section 409A.

Securities Authorized for Issuance under Equity Compensation Plans as of December 31, 2011

The Stock Option Plan is our only compensation plan providing for the issuance of securities as compensation. The information in the following table is as at December 31, 2011:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights (U.S. $)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation plans approved by securityholders	2,431,808	$42.16	923,877
Equity Compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**2,431,808**	**$42.16**	**923,877**

STOCK APPRECIATION RIGHTS PLAN

The following is a summary of the Corporation's Amended and Restated Stock Appreciation Rights Plan (the "**SAR Plan**") in the form adopted by the Board and as amended on December 12, 2008. On December 12, 2008, the Board made amendments to the SAR Plan primarily to ensure that the SAR Plan qualifies for an exemption from the application of Section 409A of the U.S. Code, and the Treasury Regulations thereto. A complete copy of the SAR Plan is available upon request. Shareholders wishing to receive a copy of the SAR Plan should make their request by telephone at (403) 225-7000, by facsimile at (403) 225-7610 or by mail to Agrium Inc. at 13131 Lake Fraser Drive S.E., Calgary, Alberta Canada T2J 7E8, Attention: Corporate Secretary.

SARs are granted at the discretion of the Board. Certain officers and high ranking employees of the Agrium group of companies who are not residents of Canada for the purposes of the *Income Tax Act* (Canada) are eligible to participate in the SAR Plan.

The purpose of the SAR Plan is to provide certain officers and employees of the Corporation's affiliates with an incentive to enhance shareholder value by providing them with the opportunity, through stock appreciation rights ("**SARs**"), to participate in an increase in the equity value of the Corporation's Common Shares. As of the date of this Circular, there are 528,452 stand-alone SARs issued and outstanding.

The strike price of the SAR (the "**Strike Price**") shall be the closing price of the Common Shares on the NYSE in U.S. dollars on the last business day preceding the date of the grant of the SAR (the "**Market Price**"), or such other price determined by any other valuation method permitted by Section 409A approved by the Board. In no circumstances may the strike price be lower than the Market Price.

The SAR entitles the holder to receive from the Corporation cash (net of any withholding taxes or source deductions) equal to the excess of the SAR surrender price over the Strike Price of the related SAR. The SAR surrender price is determined as of the date the SAR is exercised by either (a) the closing price of a share on the NYSE in U.S. dollars, or (b) in the discretion of the Board, any other valuation method permitted by the Treasury Regulations issued under Section 409A of the U.S. Code.

The Board is entitled to determine at the time of grant of any SAR the vesting period for the SAR, provided that if no such specific determination is made, the SAR shall vest as to 25% of the number of SARs granted on each of the first through fourth anniversaries of the date of the grant.

The Board is entitled to determine at the time of grant of the SAR the term of the SAR, provided that if no specific determination is made, the SAR shall be exercisable for a period of 10 years from the date the SAR is granted.

Entitlements of holders of outstanding SARs terminate upon the events and in the manner set out below:

Reasons for Termination	Treatment of SARs Held
Death	All SARs held by the holder vest and become immediately exercisable. Outstanding SARs terminate on the earlier of (i) the scheduled expiry, and (ii) one year from date of death.
Termination without Cause	All SARs held by the holder vest and become immediately exercisable. Outstanding SARs terminate on the earlier of (i) the scheduled expiry, and (ii) one year from end of severance period.
Change in Ownership or Control	All SARs held by the holder vest and become immediately exercisable. Outstanding SARs terminate on the earlier of (i) the scheduled expiry, and (ii) any other expiry date fixed by board resolution.
Retirement at age 65	Outstanding SARs terminate on the earlier of (i) the scheduled expiry, and (ii) four years from the date of cessation of employment.
Early Retirement at request of the Corporation	Outstanding SARs terminate on the earlier of (i) the scheduled expiry, and (ii) four years from the date of the retirement notice given to the employee.
Early Retirement at the election of the optionee after attaining both age 55 and 20 years or more of service	Outstanding SARs terminate on the earlier of (i) the scheduled expiry, and (ii) four years from ceasing employment.
Resignation other than retirement	Outstanding SARs terminate on the earlier of (i) the scheduled expiry, and (ii) 60 days from resignation.
Termination with Cause or any other termination, other than termination without cause or upon a Change in Ownership or Control	Outstanding SARs terminate on the earlier of (i) the scheduled expiry, and (ii) 60 days from termination.

Except as described below, a SAR is personal to the holder and is non-transferable and non-assignable, other than by will or the laws relating to intestacy.

The Board may, in its discretion, amend, suspend or discontinue the SAR Plan; provided, however, that no such amendment may change the manner of determining the Strike Price, or without the consent of the holder, alter or impair any SAR previously granted.

The SAR Plan contains provisions for certain adjustments in the event of a corporate reorganization or change in ownership or control, including, among other instances, an amalgamation, merger, liquidation or dissolution of the Corporation or a take-over bid for the Corporation.

CANADIAN AND U.S. PSU PLANS

> ## Shareholder Tip: What is a performance share unit or PSU?
>
> The value of a performance share unit or PSU is tied to the value of Agrium's Common Shares. A PSU is a notional security, equivalent to the value of a Common Share, and does not entitle the holder to voting or other shareholder rights, other than the accrual of additional PSUs for the value of dividends paid on Common Shares. A holder cannot redeem PSUs until the completion of the Performance Period (defined below), at which time PSUs will be redeemed for cash value equal to the Market Value (defined below) of the notional Common Shares represented by such PSUs.

The following is a summary of the Performance Share Unit Plan for Designated Employees of Agrium and its Affiliates (the "**Canadian PSU Plan**") and the Performance Share Unit Plan for Designated United States Employees of Agrium and its Affiliates (the "**U.S. PSU Plan**", together herein referred to as the "**PSU Plans**").

The Canadian PSU Plan was adopted by the Corporation on October 1, 2003, and provides for the issuance of grants of PSUs to designated employees of Agrium and its affiliates as a medium term retention incentive. On December 12, 2008, the Board adopted a separate U.S. PSU Plan for designated United States employees of Agrium and its Affiliates, primarily to implement amendments to ensure compliance of the U.S. PSU Plan with Section 409A of the U.S. Code, and the Treasury Regulations thereto, with respect to U.S. employees who are (i) working or are expected to work in the United States for such amount of time and/or under such circumstances that will allow the United States to tax their wages, and (ii) part of a select group of management or highly compensated employees as defined in the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), and (iii) have been designated by the Board of Directors or the HR&C Committee of the Board from time to time as eligible to participate in the U.S. PSU Plan.

As of the date of the Circular, there is an aggregate total of 611,131 PSUs issued and outstanding under the PSU Plans.

Once vested, each granted PSU will give the designated employee (the "**Holder**") the right to receive a payment equal to the Market Value of such PSU at the end of the performance period. The PSU market value (the "**Market Value**") is the average closing price of a Common Share on the NYSE over the five business days prior to the last date on which a least one board lot of Common Shares was traded. Unless otherwise specified by the HR&C Committee, the performance period ("**Performance Period**") for each PSU grant will be three years, commencing on the January 1 immediately preceding the grant and ending on the third December 31 thereafter.

The Corporation maintains an account (a "**PSU Account**") for each Holder, which is credited with notional grants of PSUs received by Holders. PSUs that fail to vest are cancelled and cease to be recorded in the Holder's PSU Account.

Whenever cash dividends are paid on the Common Shares, additional PSUs are credited to Holders. The number of additional PSUs so credited is calculated by dividing the cash dividends that would have been paid to such Holder if the PSUs held by the Holder at the record date of the dividend were Common Shares.

PSUs (including additional dividend PSUs credited to Holders) vest at the end of the Performance Period, generally being the three-year performance cycle beginning on January 1 of the grant year and ending on December 31 three years thereafter. The number of PSUs that vest depends on the relative ranking of the Corporation's Total Shareholder Return over the three-year performance cycle compared to the Total Shareholder Return over the same period for a selected peer group of companies, the PSU Peer Group. One hundred percent of the PSUs vest if the Corporation's Total Shareholder Return is equal to the median of the peer group. Vesting ranges between 50% for performance at or below the 25th percentile and up to 150% for performance at or above the 75th percentile. If the Corporation's Total Shareholder Return is negative over a three-year performance cycle, the percentage of PSUs that vest may not exceed 100%. No PSUs vest if, over the three-year performance cycle, the Corporation's Total Shareholder Return is both negative and falls below the 25th percentile of the PSU Peer Group. The HR&C Committee identifies and specifies the other corporations to be included in the PSU Peer Group against which the Total Shareholder Return of the Corporation is to be ranked. See "Section Five: Executive Compensation — Basis for Compensation Decisions — Peer Groups" for a description of the current PSU Peer Group.

Each Holder who remains a designated employee on the last day of the Performance Period for PSUs held will receive a cash payment (less withholding tax and other source deductions) equal to the Market Value of the Holder's vested PSUs. In the event that a Holder is not a designated employee on the last day of the Performance Period, the entitlements of Holders are as follows:

Reasons for Termination	Treatment of PSUs Held
Death	The PSUs then recorded in the Holder's PSU Account shall be treated as vested, but the Holder shall not be entitled to any additional PSUs from the date of death. The Holder's beneficiary shall be entitled to a cash payment (less withholding tax and other source deductions) equal to the Market Value of the PSUs held as at the date of death.
Disability or Retirement	The Holder shall be entitled to the amount of cash payment (less withholding tax and source deductions) to which he or she would have been entitled if he or she continued employment throughout the Performance Period(s) for the PSUs held, based on Total Shareholder Return for the applicable Performance Period(s). Payments shall be made to the Holder as soon as practicable after the end of the applicable Performance Period(s).
Termination for Cause	The Holder shall not be entitled to any payment for PSUs relating to Performance Periods in which the Holder's employment is terminated and any PSUs recorded in the Holder's account shall be cancelled without payment.
Resignation	The Holder shall not be entitled to any payment for PSUs relating to Performance Periods in which the Holder resigned and any PSUs recorded in the Holder's account shall be cancelled without payment.
Termination without Cause	The Holder shall be entitled to the amount of cash payment (less withholding tax and source deductions) to which he or she would have been entitled if he or she continued employment throughout the Performance Period(s) for the PSUs held and then prorated to reflect the actual period between the commencement of the Performance Period and the termination date, based on Total Shareholder Return for the applicable Performance Period(s). Payments shall be made to the Holder as soon as practicable after the end of the applicable Performance Period(s).

The U.S. PSU Plan contains certain additional provisions to comply with Section 409A requirements which, among other items, provide that payments to U.S. "specified employees" (generally a "key employee" as defined in U.S. Code Section 416(i) and as determined in accordance with the Treasury Regulations under Section 409A) cannot begin until six months after the specified employee's separation of service from employment with the Corporation (i.e. such payments would begin on or after the first day of the seventh month coincident with or next following the date of retirement or termination of employment).

The grant of PSUs does not entitle the Holder to any right as a shareholder. The interests of any designated employee under the PSU Plans or any PSUs are not transferable or assignable.

The PSU Plans contain provisions for certain adjustments in the event of a corporate reorganization or change in ownership or control, including, among other instances, an amalgamation or merger of the Corporation or a take-over bid for the Corporation.

DSU GRANT PLAN

Shareholder Tip: What is a deferred share unit or DSU?

A deferred share unit or DSU is similar to a PSU in that the value of a DSU is tied to the value of Agrium's Common Shares. A DSU is a notional security, equivalent to the value of a Common Share, and does not entitle the holder to voting or other shareholder rights, other than the accrual of additional DSUs for the value of dividends. A director cannot redeem deferred share units until the director ceases to be a member of the Board, following which DSUs will be redeemed for cash value equal to the Market Value (defined below) of the notional Common Shares represented by such DSUs.

The following is a summary of the Amended and Restated Directors' Deferred Share Unit Grant Plan (the "**DSU Grant Plan**") which was adopted by the Corporation on May 8, 2002 (as subsequently amended).

The DSU Grant Plan authorizes the Board to grant DSUs to non-executive directors of Agrium. As of the date of the Circular, there are 137,030 DSUs issued and outstanding under the DSU Grant Plan.

DSUs are fully vested upon grant and each granted DSU gives the designated director (the "**Holder**") the right to receive a payment equal to the Market Value of such DSU when the Holder ceases to be a Director. The DSU market value (the "**Market Value**") is the average closing price of a Common Share on the TSX over the ten trading days prior to the last date on which at least one board lot of Common Shares was traded. The Corporation maintains an account (a "**DSU Grant Account**") for each director, which is credited with the grants of DSUs received by a director pursuant to the DSU Grant Plan. Whenever cash dividends are paid on the Common Shares, additional equivalent DSUs are credited to Holders. The number of additional DSUs so credited are calculated by dividing the cash dividends that would have been paid to such Holder if the DSUs held by the Holder at the record date of the dividend were Common Shares.

DSUs become redeemable 30 days after the termination date (the "**Director's Termination Date**"), which is the date on which the Holder ceases to be a director and an employee of the Corporation for any reason including retirement or death. A Canadian Holder or his/her beneficiary (in the event of the Holder's death) may then elect to redeem the DSUs by filing written elections to redeem the DSUs as of a specified date or dates (each such date an "**Entitlement Date**"). U.S. Holders must complete and deliver to the Corporation an irrevocable written election selecting up to a maximum of two redemption dates (both redemption dates to be within the period commencing 30 days after ceasing to be a director of the Corporation to December 15 of the calendar year following the year in which the director ceased to be a director of the Corporation), which election must be delivered to the Corporation by no later than December 31 of the calendar year prior to the calendar year to which the election relates. Such election shall be effective for DSUs payable under the DSU Grant Plan during the ensuing calendar year immediately following the delivery of the election to the Corporation. New U.S. directors are required to provide their initial election within thirty (30) days after becoming a director. Holders must elect to redeem DSUs prior to December 15 of the calendar year following the year in which the Director's Termination Date occurs (the "**Final Date**") and, if no written election is made prior to that time, the DSUs shall automatically be redeemed as of the Final Date. A Holder who has redeemed DSUs will receive a cash payment (less withholding tax and other source deductions) equal to the Market Value of the redeemed DSUs as of the Entitlement Date or Final Date, as applicable.

The grant of DSUs does not entitle the Holder to any rights as a shareholder. The interests of any designated employee under the DSU Grant Plan or any DSUs are not assignable except by operation of law.

The DSU Grant Plan contains provisions for certain adjustments in the event of a corporate reorganization or change in ownership or control, including, among other instances, an amalgamation or merger of the Corporation or a take-over bid for the Corporation.

DSU FEE PLAN

The following is a summary of the Directors' Deferred Share Unit Fee Plan (the "**DSU Fee Plan**") which was adopted by the Corporation on January 1, 2002 (as subsequently amended).

The DSU Fee Plan allows non-executive directors to elect to receive the cash portion of their remuneration in the form of DSUs, cash, or any combination thereof. Director's remuneration is payable quarterly and, to the extent a director elects to receive DSUs, such DSUs shall be credited to the Director's DSU Fee Account on the last business day of each quarter (the "**Conversion Date**"), being the last business day of each three month period ending March 31, June 30, September 30 and December 31. The number of DSUs (including fractional DSUs) issued on each Conversion Date is calculated by dividing the amount of the electing director's cash remuneration to be paid in DSUs by the Market Value (defined below) of the Common Shares on the Conversion Date. As of the date of this Circular, there are 72,876 DSUs issued and outstanding under the DSU Fee Plan.

DSUs are fully vested upon grant and each granted DSU gives the designated director (the "**Holder**") the right to receive a payment equal to the Market Value of such DSU when the Holder ceases to be a director. The DSU market value (the "**Market Value**") is the average closing price of a Common Share on the TSX over the ten trading days prior to the last date on which at least one board lot of Common Shares was traded. The Corporation maintains an account (a "**DSU Fee Account**") for each director, which is credited with notional grants of DSUs received by a director. Whenever cash dividends are paid on the Common Shares, additional DSUs are credited to Holders. The number of additional DSUs so credited are calculated by dividing the cash dividends that would have been paid to such Holder if the DSUs held by the Holder at the record date of the dividend were Common Shares.

DSUs become redeemable 30 days after the termination date ("**Director's Termination Date**"), which is the date on which the Holder ceases to be a director and an employee of the Corporation for any reason including retirement or death. A Canadian Holder or his/her beneficiary (in the event of the Holder's death) may then elect to redeem the DSUs by filing written elections to redeem the DSUs as of a specified date or dates (each such date an "**Entitlement Date**"). To elect to receive all or some portion of a director's quarterly remuneration in respect of a quarter, U.S. Holders must complete and deliver to the Corporation an irrevocable written election selecting up to a maximum of two redemption dates (the redemption date(s) to be within the period commencing 30 days after ceasing to be a director of the Corporation to December 15 of the calendar year following the year in which the director ceased to be a director of the Corporation), by no later than December 31 of the calendar year prior to the calendar year of the first quarter to which the election relates. Such election shall be effective for the U.S. Holder's quarterly director remuneration payable in respect of all quarters commencing after the first quarter to which the new written election relates (unless subsequently changed in accordance with the DSU Fee Plan). Holders must elect to redeem DSUs prior to December 15 of the calendar year following the year in which the Director's Termination Date occurs (the "**Final Date**") and, if no written election is made prior to that time, the DSUs shall automatically be redeemed as of the Final Date. A Holder who has redeemed DSUs will receive a cash payment (less withholding tax and other source deductions) equal to the Market Value of the redeemed DSUs as of the Entitlement Date or Final Date, as applicable.

The grant of DSUs does not entitle the Holder to any rights as a shareholder. The interests of any designated employee under the DSU Fee Plan or any DSUs are not transferable or assignable except by operation of law.

The DSU Fee Plan contains provisions for certain adjustments in the event of a corporate reorganization or change in ownership or control, including, among other instances, an amalgamation or merger of the Corporation or a take-over bid for the Corporation.



Agrium Inc.

13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000

NYSE and TSX: AGU
www.agrium.com